UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF

SECURITIES OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

China Ventures Inc.

___________________________________________

(Name of Small Business Issuer in its charter)

British Columbia, Canada	Not Applicable
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1118 Cathedral Place

925 West Georgia Street

Vancouver, British Columbia

V6C 3L2

_____________________________________________

(Address of principal executive offices)

Issuer’s telephone number: (604) 683-6865

Securities to be registered under Section 12(b) of the Act:

None	Not Applicable
Title of each class to be so registered	Name of each exchange on which each class is to be registered

Securities to be registered under Section 12(g) of the Act:

Common Shares

(Title of Class)

Not applicable

(Title of Class)

TABLE OF CONTENTS

PART I

4

ITEM 1

DESCRIPTION OF BUSINESS

4

ITEM 2

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

30

ITEM 3

DESCRIPTION OF PROPERTY

48

ITEM 4

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

49

ITEM 5

DIRECTORS AND EXECUTIVE OFFICERS, PROMOTORS AND CONTROL PERSONS

51

ITEM 6

EXECUTIVE COMPENSATION

53

ITEM 7

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

56

ITEM 8

DESCRITPION OF SECURITIES

56

PART II

57

ITEM 1

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON

EQUITY AND OTHER RELATED STOCKHOLDER MATTERS

57

ITEM 2

LEGAL PROCEEDINGS

58

ITEM 3

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

58

ITEM 4

RECENT SALES OF UNREGISTERED SECURITIES

58

ITEM 5

INDEMNIFICATION OF DIRECTORS AND OFFICERS

60

Part F/S

PART III

62

ITEM 1 INDEX TO EXHIBITS

NOTE REGARDING FORWARD LOOKING STATEMENTS

Except for statements of historical fact, certain information contained herein constitutes “forward-looking statements,” including without limitation statements containing the words “believes,” “anticipates,” “intends,” “expects” and words of similar import, as well as all projections of future results.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or achievements to be materially different from any future results or achievements expressed or implied by such forward-looking statements.  Such factors include, but are not limited to the following:

•

Our limited operating history and history of losses;

•

Our need for cash flow from our operations and need for additional capital to expand our operations;

•

Our dependence on key personnel, the Ministry of Education and various Provincial and Municipal Education Commissions in China and printing companies in China.

•

Risks involving development of products and services for the Chinese educational market;

•

Risks related to the development of our new chain of kindergarten schools in China;

•

Our ability to compete effectively with competitors that have greater financial, marketing and other resources;

•

Our ability to manage our planned growth and integrate new business opportunities into our existing operations;

•

Our ability to protect our intellectual property rights and proprietary products;

•

Risks related to government regulation of the Chinese educational system and the distribution of textbooks;

•

Risks related to economic and political factors that could affect the Chinese educational markets for our products and services;

•

Our dependence on authors for our textbooks and educational materials; and

•

Other risks and uncertainties described under “Description of Business - Risk Factors” in this registration statement.

Our management has included projections and estimates in this registration statement, which are based primarily on management’s experience in the industry, assessments of our results of operations, discussions and negotiations with third parties and a review of information that is publicly available.  We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made.  We disclaim any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

EXCHANGE RATE INFORMATION

Unless otherwise specified, all dollar amounts in this Registration Statement are stated in United States dollars (US$); however, certain of the information included in this Registration is presented in Canadian dollars (“CDN$”) and Chinese Renminbi (“RMB”).  On November 2, 2004 the exchange rate of Canadian dollars into United States dollars, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was $1.00 equals CDN$1.2263.

The following table sets forth the high and low rates of exchange for the Canadian dollar, expressed as Canadian dollars per U.S. dollar, for each month during the previous eight months and the average of such exchange rates during the two most recent years ended December 31.  The average rates presented in the table below represent the average of the exchange rates on the last day of each month during a year for the past two fiscal years.  Exchange rates represent the noon buying rate in New York City for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

	Exchange Rate U.S. Dollars into Canadian Dollars
	High	Low
Month ended January 31, 2004	1.33	1.27
Month ended February 29, 2004	1.34	1.31
Month ended March 31, 2004	1.35	1.31
Month ended April 30, 2004	1.37	1.31
Month ended May 31, 2004	1.40	1.36
Month ended June 30, 2004	1.38	1.34
Month ended July 31, 2004	1.34	1.31
Month ended August 31, 2004	1.33	1.30
Month ended September 30, 2004	1.3071	1.2648
Month ended October 31, 2004	1.2726	1.2194

Average Exchange Rate U.S. Dollars into Canadian Dollars
Fiscal year ended December 31, 2003	1.40
Fiscal year ended December 31, 2002	1.57

Our financial statements have been prepared in accordance with Canadian GAAP, which differ in certain significant respects from U.S. GAAP, and stated in United States Dollars.  Financial information should be read in conjunction with our financial statements and the notes thereto included elsewhere in this Registration Statement, including our audited consolidated financial statements for the year ended December 31, 2003, and our unaudited consolidated financial statements for the six-month period ended June 30, 2004.  Reference is made to Note 19 in our audited consolidated financial statements for the year ended December 31, 2003 for an explanation of all material differences between Canadian GAAP and U.S. GAAP.

Chinese Renminbi is pegged to the United States dollars therefore the exchange rate is stable.  Please see the following table for the average exchange rate of US$ into RMB:

Average Exchange Rate U.S. Dollars into Chinese Renminbi
Fiscal year ended December 31, 2003	8.2773
Fiscal year ended December 31, 2002	8.2783

FOREIGN ISSUER

We, China Ventures Inc., are a “foreign private issuer” as defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended, and in Rule 405 under the Securities Act of 1933, as amended.  Our equity securities are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Securities Exchange Act of 1934, as amended pursuant to Rule 3a12-3.

CONSENT TO SERVICE OF PROCESS

We filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with respect to the class of securities concurrent with this Registration Statement, which Form F-X is incorporated herein by reference.

PART I

ITEM 1

DESCRIPTION OF BUSINESS

We, China Ventures Inc., are focused primarily on the distribution and development of educational and training materials in China.  Our main target market is the students and teachers from kindergarten to grade 12 in China.  We, through our subsidiaries in China, CEN Smart Networks Ltd. (“CEN Smart”) and Today’s Teachers Technology & Culture Ltd. (“TTTC”), develop Psychology, Information Technology, Kindergarten and ESL textbook materials according to provincial and national curriculum standards.  In September 2003, we, through CEN Smart, expanded our product line and distribution network, to include Jilin and Jiangsu provinces, by acquiring Northern Education Books Ltd. (“NEB”), a distributor of educational products in Changchun, China.  NEB specializes in the distribution of high school examination guides, which are course or book study guides similar to “Coles Notes” in Canada and “Cliff Notes” in the United States.  TTTC also expanded its distribution channels through a strategic alliance with Xinhua Bookstore, the largest retail bookstore chain in China.

Our History

We are a corporation organized under the Company Act (British Columbia).  We were incorporated as Copper Mountain Mines Ltd. on August 27, 1997.

Effective on March 31, 2000, Copper Mountain Mines Ltd. amalgamated with International Skyline Gold Corporation, and we continued as the amalgamated company under the name Copper Mountain Mines Ltd.

Effective July 25, 2000, we acquired CEN China Education Network Ltd., a private company engaged in providing educational services in China, through a plan of arrangement.  In connection with the plan of arrangement, we changed our name to China Ventures Inc.

Neither we nor any of our subsidiaries have been involved in any bankruptcy, receivership or similar proceedings.

Our common shares currently trade on the TSX Venture Exchange in Canada under the trading symbol “CHV.”

Our principal corporate office is at 1118 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia V6C 3L2.  Our phone number is (604) 683-6865.

We maintain a company website at www.chinaventuresinc.com.  Information contained on our website does not form part of this registration statement.

We have the following operating subsidiaries:

CEN China Education Network Ltd., which is wholly owned and was incorporated under the Company Act (British Columbia) on March 10, 2000.

China Education International Inc. and CEN China Education Overseas Corporation (“CEN Overseas”), each of which is directly or indirectly wholly owned and incorporated in the British Virgin Islands.

CEN Smart Networks Ltd. (“CEN Smart”), a 90% owned subsidiary of CEN Overseas, which was established in China on April 24, 2001.  We acquired our interest in CEN Smart in an arms’ length transaction.  The remaining 10% interest is owned by Beijing Anli Consulting Company Ltd.,  a private Chinese company engaged in the business of providing business advisory services and investments.  Beijing Anli Consulting Company Ltd. is not an affiliate of China Venture or any of our subsidiaries.

Today’s Teachers Technology & Culture Ltd. (“TTTC”), which was acquired on August 1, 2002. TTTC is a 70% owned subsidiary of CEN Smart and was established in China.  We acquired our interest in TTTC in an arms’ length transaction.  The remaining interests in TTTC are held by the China Education Association, with a 13%

interest; Beijing Chengbo Science and Trade Ltd.,  a private Chinese company engaged in the business of distribution and publishing, with a 10.94% interest; Mr. Mu Weiguo,  a Chinese citizen and a founder of TTTC, with a 5.24% interest; and Wang Tieying,  a Chinese citizen and a founder of TTTC, with a 0.82% interest.  None of these shareholders of TTTC are affiliates of China Venture or any of our subsidiaries.  The China Education Association is an organization established by the Ministry of Education (Central Government) to provide information and continuing education to all teachers and administrators in the education area.  It is the largest such organization in the country with more than 830,000 members, most of whom are teachers and administrators.

Northern Education Books Ltd. (“NEB”), which was acquired on September 26, 2003.  NEB is an 80% owned subsidiary of CEN Smart and was established in China.  We acquired our interest in NEB in an arms’ length transaction.  The remaining interests in NEB are held by Zhuang Cuiping,  a Chinese citizen and a founder of NEB, with a 12% interest, Cai Liping,  a Chinese citizen and a founder of NEB, with an 8% interest.

CVI Networks Inc., which is wholly owned, and Circumplex Networks, Inc. (“Circumplex”) (formerly China Ventures USA, Inc.), which was 80% owned in 2000, which were incorporated in Canada and the United States respectively, in August 2000.  In 2001, we increased our interest in Circumplex from 80% to 90%.  Circumplex is no longer active and is currently in the process of being dissolved.

ECN Solutions Ltd. (“ECN”) was established in China on December 28, 2000. ECN is an 80% owned subsidiary of Circumplex.  In 2002, we decreased our interest in ECN from 80% to 70%.  ECN discontinued its operations in 2002 and is no longer active.  We presented our share of losses from ECN as discontinued operations in 2002.

Chinese practices and policies have limited contracting with non-Chinese entities in the education industry.  In addition, our business is subject to numerous Chinese rules and regulations, including restrictions on foreign ownership of Internet and education companies and regulation of Internet content.  Many of the rules and regulations that we face are not explicitly communicated, but arise from the fact that education and the Internet are politically sensitive areas of the economy.  We believe that the Ministry of Education and the various Provincial Education Commissions prefer to contract with Chinese companies in the industry of education.  As a result, all of our Chinese subsidiaries have minority shareholders who are Chinese nationals and we do not directly own or operate certain of our material assets, nor are we a party to many of the contracts described in this registration statement.  Where practicable, we retain Chinese legal counsel to review our agreements and to assist us in structuring our corporate organization.  All of our revenue is derived from our Chinese subsidiaries, and our success is substantially dependent on the skill and experience of our subsidiaries.

Unless the context otherwise requires, “we”, “us”, “our”, and “the Company” refers to China Ventures Inc. and our subsidiaries.  “China Ventures” refers to China Ventures Inc.

Our Material Business and Corporate Acquisitions

We are involved in the development and distribution of educational products and related services in China.  We have been operating in China since 1997 and until recently managed businesses in education, technology and mining.  In 2002, we refocused our strategic efforts in China on niche markets in the education sector where we could establish a competitive advantage by developing products and services for underserved markets.  Consequently, during fiscal 2002, we elected to wind down our operations in the technology and mining sectors.  The major events or conditions that have influenced the general development of our business over the last three financial years are described below.

Acquisitions and Investments in 2001

Circumplex Networks, Inc. (“Circumplex”)

At April 1, 2001, we had an 80% interest in Circumplex, which made investments in ECN Solutions Ltd., a provider of wireless networking solutions and training services in China.  Effective on April 1, 2001, we acquired an additional 10% interest in Circumplex for $10,000.  The acquisition increased our interest in Circumplex to 90%.

ECN Solutions Ltd. (“ECN”)

ECN was established in Beijing, China, on December 28, 2000 and its primary business plan was to sell and operate wireless networking solutions and provide training services in China.  In February and March 2001, we, through Circumplex, invested a total amount of $1,208,000 for an 80% interest in ECN, for an effective ownership interest of 72%.  In December 2001, Circumplex’s ownership interest was reduced from 80% to 70% after ECN satisfied debt obligations by issuing additional ownership interests to a debt holder.  After giving effect to the reduction, our effective ownership interest in ECN was reduced to 63%.  ECN terminated its business operations in 2002 after failing to effectively commercialize its products and services.  In 2002, we recognized a net gain of $67,000 on the discontinued operations of ECN and wrote off all remaining assets of ECN, with the exception of two automobiles that are expected to be sold in the second half of 2004 to satisfy the remaining liabilities of the business.  We also repatriated $400,000 of the cash held by ECN as part of the termination of its business.

CEN Smart Networks Ltd. (“CEN Smart”)

CEN Smart was established in Beijing, China, on April 24, 2001.  CEN Smart’s primary business is offering ESL educational learning systems for primary and middle schools in China.  In June and September 2001, our wholly owned subsidiary, CEN Overseas, invested an aggregate amount of $379,223 for a 90% interest in CEN Smart.

Acquisitions and Investments in 2002

Today’s Teachers Technology & Culture Ltd. (“TTTC”)

TTTC is a distributor of educational products based in China.  On August 1, 2002, we, through CEN Smart, acquired a 70% interest in TTTC, for an effective ownership interest of 63%.  The acquisition was accounted for using the purchase method and the results of operations of TTTC have been consolidated with our results from the date of acquisition.  We paid an aggregate purchase price for TTTC of $399,709, inclusive of acquisition costs, consisting of cash in the aggregate amount of $285,726 and 8,530,676 of our common shares valued at $113,983.  Of the 8,530,676 common shares, 7,030,676 common shares were issued on the acquisition date and valued at $0.011 per share based on the average market price of our common shares over the five day period before and after the date the final terms of the acquisition were agreed.  The remaining 1,500,000 common shares were issued on November 7, 2002, subsequent to the acquisition date, and represented agreed consideration to a non-related third party consultant for work performed directly in relation to the acquisition.  These common shares were valued at $0.025 per share based on the market price of our common shares on the date the consulting agreement was signed.

CEN Smart

In August 2002, our wholly owned subsidiary, CEN Overseas, made an additional capital contribution of $200,000 in CEN Smart.  Our 90% interest in CEN Smart remained unchanged after this additional capital contribution.

Anhui Richer

In 1998, we and a State Owned Enterprise (“SOE”) in China established Anhui Richer Mines Co. Ltd. (“Anhui Richer”) under the terms of an owner’s agreement.  We undertook to contribute $5,800,000 in cash or mining equipment to Anhui Richer on account for our 80% interest, and the SOE undertook to contribute $1,450,000 to Anhui Richer by transferring assets less liabilities relating to the Magushan Copper & Molybdenum Mine and the Xuanzhou Iron & Sulphur Mine for the SOE’s 20% interest.  The mines were operated by the SOE on behalf of and for the benefit of Anhui Richer.

Effective November 29, 2000, we and the SOE amended the owners’ agreement.  Under the terms of the amendment, our investment obligation was reduced from $5,800,000 to $750,000, and the Magushan Copper & Molybdenum Mine and the Xuanzhou Iron & Sulphur Mine was transferred from Anhui Richer to the SOE.  Subsequent to the execution of the amendment, we contributed $580,000 in cash to Anhui Richer for a total investment of $751,754 (including $171,754 invested in 2000).  The investment in Anhui Richer was accounted for on the cost basis.

In 2001, Anhui Richer ceased its exploration activities and we initiated discussions with the SOE to liquidate Anhui Richer and we wrote off our investment.  In 2002, we reached a final settlement agreement with the SOE that effectively forgave $144,859 owed by us to Anhui Richer, which was recognized as income in 2002.  We no longer hold any interest in Anhui Richer.

Acquisitions and Investments in 2003

Northern Education Books Ltd. (“NEB”)

NEB is a distributor based in China and specializes in the distribution of high school examination guides.  On September 26, 2003, we, through CEN Smart, acquired an 80% interest in NEB, for an effective ownership interest of 72%.  The acquisition has been accounted for using the purchase method and we consolidated the results of operations of NEB with ours from the date of acquisition.  We paid an aggregate purchase price for NEB of $895,720, inclusive of acquisition costs, consisting of cash in the aggregate amount of $97,508 and 5,693,472 of our common shares valued at $798,212.  Of the 5,693,472 common shares, 3,000,000 were issued on October 14, 2003 at $0.1375 (CDN$0.19) per share and the remaining common shares of 2,693,472 were issued on June 28, 2004 at $0.1433 (CDN$0.19) per share.  The total share consideration was based on three times audited profit after tax of NEB as of December 31, 2003 and management’s assessment of NEB’s performance during the last three months ended December 31, 2003.  The common shares were valued on the average market price of our common shares over the 5-day period before and after the date the final terms of the acquisition were agreed.

Jilin Wales Trading Company (“Jilin Company”)

On June 6, 2003, CEN Smart signed an agreement with Jilin Company to invest in a one-time English as a Second Language (ESL) project.  CEN Smart agreed to provide the funding for the research and the voice recognition technology for the ESL project.  Jilin Company agreed to be responsible for the content, editing, software production, and distribution.  We expect the ESL project  to be completed by December 2004.  The parties have agreed to share profits, if any, 50/50%.

Changchun Northern Educational Book Ltd. (“Changchun Ltd.”)

On October 27, 2003, NEB signed an agreement with Changchun Ltd. to invest in a one-time primary school book project. The total budget for this project is $24,135 (RMB200,000), of which NEB agreed to invest $15,688 (RMB130,000) and Changchun Ltd. agreed to invest $8,447 (RMB70,000).  The primary school book project is a project to create and distribute a primary book to meet specific requirements of a particular school district.  The parties have agreed to share profits based on their investment which is 65% of NEB and 35% of Changchun Ltd.  This projected was completed in April 2004.  Our share of the profit was $10,144 (RMB84,000).

Jilin Industrial University Research Center for Firefighting Technology (“Jilin Technology”)

On October 27, 2003, NEB signed an agreement with Jilin Technology to invest in a one-time university investment book project.  As of June 30, 2004, NEB invested $64,553 (RMB534,964) in this project.  We expect the project to be completed by December 2004.  NEB will share 90% of the total profits.

In February 2004, NEB invested $37,708 (RMB312,500) for a one-time examination notes project for primary and secondary schools in Changchun Ltd.  This project was completed and we expect to realize the profit from this project in late November 2004.

In February 2004, NEB also invested $48,270 (RMB400,000) in a one-time book project with Changchun Culture Library Ltd.  We expect the project to be completed by November 2004.

Our Business

Overview

We are focused primarily on the distribution and development of educational and training materials in China.  In 2002, Chinese consumers spent more than $40 billion on education.  According to Eduventures.com, a United States based research firm, the forecast for education spending will climb to $90 billion in 2005.  This information is contained in a report dated February 2001, entitled “Education is the Import that China Really Wants.”  The report is an overview of the education market, and explores the Chinese government’s commitment in the education sector.  Our main target market is the kindergarten to grade 12 markets in China.

We, through our subsidiaries in China, CEN Smart and TTTC, develop Psychology, Information Technology, Kindergarten and ESL textbook materials according to provincial and national curriculum standards.  NEB specializes in the distribution of high school examination guides, which are course or book study guides similar to “Coles Notes” in Canada and “Cliff Notes” in the United States.  Currently, substantially all of our revenues are derived from our interests in TTTC and its textbook distribution business.  Our cash flow and financial condition is dependent on TTTC.

In addition, we are exploring two new business opportunities:

The New Happiness Kindergarten Schools - We plan to establish a chain of kindergarten schools called “The New Happiness Kindergarten Schools,” following a recent decision by the Chinese Central Government to encourage private capital investment into the kindergarten sector.  TTTC is a leading developer of Kindergarten curriculum product.  TTTC has developed the only bilingual (Chinese and English) Kindergarten curriculum product approved by the Ministry of Education.  We tested this curriculum in 300 kindergarten schools in China.  The objective of the test is to determine if the curriculum improved student learning, to gauge market acceptance of our Kindergarten curriculum and to determine if parents are willing to pay a premium to send their children to schools that use our kindergarten curriculum.  Most of these kindergarten schools were able to increase enrollment and tuition after introducing the TTTC kindergarten curriculum.  We are continuing to evaluate market acceptance of the curriculum and the progress of the kindergarten schools using the curriculum.

Our current plan is to acquire majority interests in some of the kindergarten schools which are using our kindergarten curriculum.  We currently have no kindergarten schools in operation and do not anticipate that we will acquire any interests in kindergarten schools until we have completed our evaluation of the market acceptance of the curriculum, we evaluated the financial viability of the kindergarten schools we will consider acquiring, we have completed a competitive analysis and we have raised sufficient financing to complete such acquisitions and fund the working capital requirements of the kindergarten schools we acquire, if any.  We do not anticipate that we will acquire any kindergarten schools until at least  the second half of 2005, if at all.

CSOLL Web-based Educational Platform:  We plan to commercialize a web-based educational resources platform, we refer to as CSOLL.  The CSOLL platform can be assessed at either www.csoll.com (China School Online Library) or www.cersp.com (China Education Resources and Services Platform).  When fully launched, CSOLL is expected to provide a variety of products and services targeted at the kindergarten to grade 12 market in China.  CSOLL is an interactive system designed to collaborate with the sectors of education, publishing, and distribution to provide students and teachers with quality products and solutions in a real-time operation.  In April, 2004, we began an initial 6 month test of the platform in 542 schools in various regions in China.  The initial testing districts are in Beijing, Tianjin City and Hebei Province.  The objective of the initial test is to gauge the market response to this new system of distribution.  We are evaluating the results of the initial test and are continuing the testing of the platform in the initial test schools.  Management is currently in discussion with the education authorities of several other regions in China to include these regions in subsequent tests.  We intend to change the CSOLL platform based on the feedback we receive from teachers, students, administrators and commissions that use the platform.

We plan to earn revenue from membership fees, download fees, distribution income, advertising, on-line consulting service, and hosting fees.  During the test period, our CSOLL platform is operational, but we charge no fees and earn no revenue from the platform.  We do not anticipate that we will begin to charge fees or earn any revenues from the services that we offer until we have fully tested and evaluated the platform; the platform has gained market acceptance and is used by teachers, students and school administrators; the platform has been approved by the education authorities and we have raised sufficient financing to fully develop the platform and fund the working capital requirements of operating the platform.  We do not anticipate that we will earn any revenues from our CSOLL platform until at least the fourth quarter of 2004 or first quarter of 2005, if at all.

In addition, we, through our subsidiaries, invest in smaller joint venture projects such as the ESL project with Jilin Company, the primary school book project with Changchun Ltd. and the university investment book project with Jilin Technology.

Our growth has been primarily through acquisitions of established companies operating in China, and we may make additional acquisitions in the future.  Our core business strategy is to develop, market and distribute educational products and services for the kindergarten to grade 12 markets in China.

The Chinese Educational System

Since 1949 when the People's Republic of China was founded, the Chinese government has considered education an important component of its economic development.  Recently, with the emergence of its market economy, education has become a priority in China.

According to the National Bureau of Statistics of China for 2003, the gross domestic product (“GDP”) of the country was calculated at $1.4099 trillion (~ RMB11.6694 trillion), with an annual real rate of GDP growth at 9.1%; 1.1 percentage points more than 2002.  The average Chinese family sets aside 10% of its savings for education according to the United Nations Educational, Scientific, and Cultural Organization.  We believe that many parents are willing to invest in their children for better and higher education because it is critical for their future opportunities and advancement.  The educational system in China is under pressure to reform and develop.  China understands the country's international competitiveness will depend greatly on the quality of its human resources.  On March 14, 2004, the second session of the 10th National’s People’s Congress concluded that China advocates “putting people first” as its development model. The Chinese government sets education as a strategic priority in the China Agenda for Education.

The Chinese central government, through the Ministry of Education, manages education in China at a macro level, responsible for carrying out related laws, regulations, guidelines and policies of the central government; planning development of education sector; integrating and coordinating educational initiatives and programs nationwide; maneuvering and guiding education reform countrywide.  To a large degree, the provincial governments are left to implement basic education through development of teaching plans to supplement the required coursework from the central Ministry of Education and the funding of basic education in poorer areas.  Provincial level governments have the main responsibilities for implementing basic education on a day to day basis.  China has set up an education system with government as the major investor and social partners as co-investors.

Since 1978, Chinese government has promulgated such codes as Degree Statute of the People's Republic of China, Law of Compulsory Education of the People's Republic of China, Law of Teachers of the People's Republic of China, Law of Protection over Juveniles of the People's Republic of China, Education Law of the People's Republic of China, Statute for Teacher's Eligibility and Law of Higher education of the People's Republic of China, and released more than ten sets of education administration regulations. The Ministry of Education, within its jurisdiction, has issued more than 200 sets of administrative rules and regulations, significantly facilitating development of education of different natures.

Education is funded by a variety of sources: schools directly controlled by the central government are generally funded from the central financial pool; schools controlled by local governments are supported by local governments, the Central Government and fund raising projects initiated by these schools themselves; schools sponsored by township and village governments and by public institutions are mainly financed by the sponsor institutions and subsidized by local governments; private schools are funded by sponsors (including collecting tuition from students and soliciting contributions).

In China, primary and secondary education takes 12 years to complete.  Primary education generally is six years, and junior middle school and senior middle school is three years each. Children generally begin primary school at the age of six.  In 1986, China passed the Compulsory Education Law of the People's Republic of China (the "Compulsory Education Law"), which dictates that nine years of compulsory education (grades 1 through 9) is to become mandatory and requires that Provincial and local governments take the necessary steps to ensure that all students receive at least the required nine years of education. The goal of the Compulsory Education Law, as well as the subsequent Guidelines for the Reform and Development of Education in China, put forth by the Chinese State Education Commission in 1993, was to universalize compulsory education and to eliminate illiteracy among the Chinese people. According to the Bulletin of Statistics on National Educational Development in 1999 issued by the Ministry of Education, the nine-year compulsory education has covered 80% of China's population since its inception.  In 2002, China began to aggressively incorporate English into its elementary school curriculum.

In 1999, there were approximately:

582,300 primary schools countrywide with an enrollment of 135.5496 million students and enrollment rate of school-age children reached 99.09%;

64,400 common junior middle schools nationwide with admission of 21.8344 million students and enrollment of 58.1165 million students; and

14,100 common high schools nationwide with admission of 3.9632 million students and enrollment of 10.4971 million students.

On March 3, 2004, the State Council approved and disseminated the 2003-2007 Action Plan for Invigorating Education in the 21st Century, which was formulated by the Ministry of Education.  The plan recognizes the need to make China competitive in the world economy and provides a blue print to speed up educational reform and development in China.  The plan is based on two fundamental concepts to “Rejuvenating China Through Science and Education” and “Reinvigorating China through Human Resource Development.”  The objectives of the plan are to establish a well-to-do society and perfect the socialistic market economy in China.  The plan has the following guidelines:

Consolidate Achievements.  Consolidate and universalize the Nine-Year Compulsory Education plan in the areas inhabited by 92% of the population and eradicate illiteracy among young and middle-aged groups.  Maintain the achievements in senior secondary education, especially secondary vocational education and the achievements in mass higher education with a goal of a gross enrollment rate of 17%.

Deepen Reform.  Deepen educational reform gradually from macro level to micro level with overall planning and clear priorities. Promote reform and innovation in training modes, management system, curriculum, teaching methodologies and teaching content effectively.

Quality Improvement.  Further change governmental functions to carry out administration by laws, govern the practices in education strictly and strengthen management. While accelerating the development, regard quality improvement as the most important task to have a rational understanding of quality, improve the quality assessment system and guide the educational institutions into justified competition.

Continue Development.  Devotion to the educational development so that the public will have the access to high-quality education.  Consider the sustainable development of education as well as the cohesive development between education and economy and society.

Although China has had remarkable achievements in educational development and educational reform, it recognizes that it faces challenges for future educational development with an increasing demand for education and limitations on resources and capacity.  China recognizes that the infrastructure, teacher training, management system and operations of the educational system must be improved to meet the needs of modernization.  China has highlighted two strategic priorities to focus on major issues and define key solutions:

Rural Area Educational Development:  The comprehensive educational reform in rural areas will be deepened and the new management system with the county-level government as the main management body will be implemented.  In addition, the system for facilitating students with poor economic background will be improved and the efforts in building up a teaching cohort in primary and secondary schools will be further intensified.  Moreover, the “Programme for Modern Distance Education in Primary and Secondary Schools in Rural Areas” will be implemented as well.

Major Projects Initiative:  Six major projects are included into the 2003-2007 Action Plan to cover all the educational undertakings that must be completed before 2007:

1.

The ‘Project for Quality-Oriented Education in the New Century’ aims at promoting quality-oriented education, strengthening moral education in schools, deepening curriculum reform and the reform of evaluation system in basic education, actively developing senior secondary education, pre-school education and special education, thoroughly improving the physical well-being, moral integrity, and artistic attainment of the students, promoting the studies of Chinese language and Chinese characters.

2.

The ‘Programme on Innovation in Vocational Education and Training’ to change the mode of vocational education into an employment-oriented one and to adopt an ‘order-form style’ or ‘module style’ characterized by a close link between employers and vocational schools. We will speed up the cultivation of a large pool of urgently needed technical human resource, especially the senior technicians of all types to actively contribute the transfer of labor force from rural areas and agriculture to urban areas and non-agricultural industries.

3.

The ‘Programme on Teaching Quality and Teaching Reform in Higher Education Institutions’ places emphasis and efforts on the teaching reform and the establishment of an evaluation and quality assurance system.

4.

The ‘Programme on Employment Promotion for University Graduates’ to strengthen the construction of leadership system, operation mechanism, policy framework and service system for university graduates employment, and to deepen reforms both in and outside the domain of education orientated by the labor market.

5.

The ‘Educational Informationization Construction Programme’ to intensify efforts in infrastructure construction, resource building, talents training, and the application of IT inside the educational circle.

6.

The ‘Programme on Building Up A Competent Teaching and Administrating Cohort’  to prioritize personnel system reform for teaching staff to reinforce the management of school scale so that all the teaching positions and different units inside schools can be planned scientifically.  A teacher certificate system will be implemented with the policy of ‘accessing with qualifications, competing for vacancies, and working with employment contracts’. Additionally, this new Action Plan will further promote this practice and improve the teacher training system and the further education system for in-service teachers.

The plan emphasizes the use of information technology in education and training.  The plan also calls for an increase in financing for education and contains a commitment by the Ministry of Education to raise educational appropriations in the budgets of the Provinces.

Development of Teaching Materials

After the founding of the People's Republic of China in 1949, the Chinese government devoted attention to the preparation and production of school textbooks and other teaching materials.  In 1950, the Ministry of Education formulated curricular standards for primary schools.  In 1956, 1963, 1978 and 1986, four conservative sets of syllabuses of subjects taught in primary and secondary and secondary schools were formulated, and eight sets of school textbooks were complied and published by the People's Education Press for nationwide use in compliance with the requirements set in these syllabuses.

In 1992, syllabuses of various subjects taught in full-time primary and secondary schools were drafted to provide guidance for teaching and complying the textbooks used in primary and secondary schools within the nine-year compulsory education.  The new textbooks for regular senior secondary education linking the nine-year compulsory education which was implemented in 1993 in under pilot program in Shanxi Province, Jiangxi Province and Tianjin.

As China is a vast country with significant regional disparities in economics, and social development, it is quite understandable that the conditions of different schools varied, and consequently, this has led to the development of multiple sets of textbooks at various levels to meet the needs of different localities and with their own specific characteristics and styles.  For this reason, in 1986, the former Ministry of Education adopted a policy of diversifying the preparation and production of school textbooks in the whole country under the condition that unified basic requirements must be complied with.  In areas where conditions permit, regional educational departments, educational institutions, experts, scholars and individual teachers are encouraged to compile textbooks for subjects taught in primary and junior secondary schools in compliance with the basic requirements set forth in the syllabuses of nine-year compulsory education schooling. As a result, different sets of textbooks compete with each other bringing a radical change to the old practice in which only one set of textbooks was used throughout the whole country and promoting the prosperous development of school textbooks.  By 1998, there are over 2,000 books for local educational departments to choose and use in the light of their actual needs.  In addition, a lot of reference and manuals for teachers, illustrated booklets, atlas for school usage, wall charts, slides and audio-visual materials for classroom instruction or supplementary booklets for homework have been produced to complement and supplement the textbooks.  A number of items of computer software developed for school use have been produced.  The textbooks for special education have been compiled (by the State Education Commission) to meet the needs of special education development.  Many supplementary teaching materials with local color and flavor have been produced in many localities to meet the needs of local economic and cultural development.

To ensure the quality of textbooks and other teaching materials produced, a system of examination and approval of textbooks has been established in China.  All textbooks for obligatory subjects taught in primary and secondary schools have to be examined and approved by the State Textbooks Examination and Approval Committee before publication in terms of ideological content, scientific spirit and adaptability to classroom instruction.  The textbooks approved are allowed to be used by the local educational departments.  However, supplementary teaching materials with local figures are to be examined and approved by a Provincial-Level School Textbook Examination and Approval Committee and allowed to be used within the province concerned.

Our Distribution Business

We, through our subsidiaries, TTTC, CEN Smart and NEB, work in cooperation with the Ministry of Education and Provincial governments to develop Chinese and English language textbooks, ESL training materials and examination guides for the Chinese market.  Our strategy is to create a strong position in certain niche subject areas.

Our Products

We sell a variety of products to various Provincial and Municipal Education Commissions, which, in turn, distribute the products to the schools which they supervise.  These products include:

Textbooks:  TTTC’s major product line includes textbooks and other educational materials.  TTTC develops textbooks in the following subject areas:

Psychology:  TTTC produces 12 titles of psychology textbooks used in grades 1-12.  The textbooks are produced in the Chinese language.

Information Technology:  TTTC produces an Information Technology (IT) textbook designed for use in all Chinese markets.  The textbook is in the Chinese language and has been approved at the national level for use in grade 10.

Kindergarten Curriculum:  TTTC produces 15 titles of kindergarten materials which are used as part of a comprehensive kindergarten curriculum.

TTTC sales accounted for $4,083,000 or approximately 87% of our consolidated revenue in 2003, and $1,993,000 or approximately 97% of our consolidated revenue in 2002.

ESL Training Materials:  The major product line of CEN Smart is ESL (English as a Second Language) training materials.  These ESL training materials consist of four ESL textbooks used by schools, business and individuals to learn English as a second language.

CEN Smart sales accounted for $258,400 or approximately 5% of our consolidated revenue in 2003, and $58,000 or approximately 3% of our consolidated revenue in 2002.

Examination Guides:  NEB distributes high school examination guides.  These examinations guides are course or book outlines that assist students in preparing for high school examinations.  These examination guides are typically distributed though the Municipal Education Commissions.

NEB sales accounted for $369,600 or approximately 8% of our consolidated revenue in 2003.

Our Psychology textbooks have an average retail price per book of less than $1 (~RMB5), Information Technology textbooks have an average retail price per package with CD of less than $2.5 (~RMB20), kindergarten educational materials have an average retail price per package of approximately $3 (~RMB25).  Our high school examination guides have an average retail price per book of around $1.25 (~RMB 10).

Sales of educational materials constitute substantially all of our revenues.  We sold approximately 3,787,000 books in 2002 and approximately 12,168,000 books in 2003.  We estimate that our market share of the textbook and educational materials market is less than 1%.

We develop products for niche markets that are underserved by larger competitors.  We target niches based on information obtained from the  Ministry of Education, provincial governments, educators, authors and education administrators.  In the last two years, we have discontinued a number of textbooks in certain subject areas to concentrate on niches where we believe we can establish a competitive market position.

Our Authors

Our textbooks and other published materials are written by various authors in China.  These authors are usually teachers, university professors or experts in field in which they publish.  We contract with the authors to create the content for our textbooks.  Under the terms of our contracts, we own the copyright on all materials produced for us by these authors.

We generally pay each author a fixed fee of  RMB50 to RMB100 (~$6 to $12) per 1,000 Chinese characters in each textbook produced and an assignment of the copyright to content they produce.  Each textbook contains approximately 200,000 to 300,000 Chinese characters depending on the subject.  We have also agreed to pay one author a royalty of 3% based on textbook sales of one textbook title.  We do not typically pay royalties.

We have used approximately 30-40 authors to produce textbooks and other learning materials for us.  We maintain a good relationship with these authors.

We also enter into agreements to use and publish educational materials developed by others.  On January 23, 2003, we entered into a Print Rights Agreement with InternetESL.com. under which we were granted rights to use and sell the kindergarten to grade 8 school teaching materials developed by InternetESL.com.  Under the terms of the agreement, we agreed to permit InternetESL.com to add a link to our CEN website and InternetESL.com agreed to pay us 5% commission for any individual that subscribes for the InternetESL course through the CEN website.  We may enter into similar agreements in the future.

Publishing

Under current Chinese law, private companies such as TTTC are not permitted to act as publishers and publishers are state owned.  We currently work, and enter into cooperation agreements, with state owned publishers under arrangements where we develop and furnish the content of our textbooks and the publishers publish the textbooks on our behalf.

In August 2004, the State Administration of Press and Publications announced in line with pledges China made upon entry into the WTO in 2001 that foreign companies will be enter the publishing business by the end of 2004.  We have not had the opportunity to evaluate the impact that these new rule changes will have on our business or operations.

We anticipate that we may face increased competition from foreign competitors who enter the market and the profit margins on our products may decrease if our competitors compete on price or are able to publish their textbooks at lower cost.  We may also have greater flexibility in publishing our educational materials and we may be able to publish our textbooks at lower cost.  As of the date of this registration statement, we are unable to predict the impact that these new rule changes will have on our business or results of operations.

Our Printing and Distribution Systems

We contract with printing companies to print our textbooks and other materials.  The main printing companies that we use in China include Anhui Wuhu Printing Company in Wuhu, Tianjin Jixian Hongtu Printing Co. in Tianjin, Anhui Xinhua Printing Company in Hefe, Chengdu Junqu Printing Co. in Chengdu, and Sichuan Wuzhou Printing Co. in Wuzhou.  We select printers based upon quality, price and proximity to our end user.

We receive orders for educational materials by telephone, faxes, online or through orders taken by our sales persons who visit the various locations.  We generally print textbooks after orders are received.

Our printed materials are drop shipped to schools based on orders are received from the Education Commissions or through the Xinhua Bookstore system.  We recently expanded our distribution capability by signing a series of agreements with Xinhua Bookstore, the largest retail bookstore chain in China, whereby Xinhua Bookstore will distribute TTTC products to the Education Commissions.  Under the terms of these agreements, Xinhua Bookstore has agreed to distribute TTTC textbooks in various subject areas in the 13 Provinces.  Xinhua Bookstore has also agreed to promote, procure orders and distribute TTTC products to the school systems.  The distribution agreements have a term of one year.  Under the terms of these distribution agreements, we print textbooks to fill orders and ship the textbooks to Xinhua Bookstore for distribution.  Xinhua Bookstore pays us for the textbooks upon delivery and collects payment from the schools.  Xinhua Bookstore assumes the risks of collection.

Our Geographical Markets

We currently distribute products into the following Provinces:

Province	Products
Ningxia:	Psychology textbooks, Information Technology (IT) textbooks, Kindergarten curriculum, ESL training materials, examination guides
Guangdong:	Psychology textbooks, Information Technology (IT) textbooks, Kindergarten curriculum, ESL training materials, examination guides
Anhui:	Psychology textbooks, Information Technology (IT) textbooks, Kindergarten curriculum, ESL training materials, examination guides
Sichuan:	psychology textbooks, Information Technology (IT) textbooks, kindergarten curriculum, ESL training materials, examination guides
Hainan	Psychology textbooks, Information Technology (IT) textbooks, Ecology text books, Kindergarten curriculum, ESL training materials, examination guides
Jilin:	Psychology textbooks, Information Technology (IT) textbooks, Kindergarten curriculum, ESL training materials, examination guides
Jiangsu:	Psychology textbooks, Information Technology (IT) textbooks, Kindergarten curriculum, ESL training materials, examination guides
Liaoning	Psychology textbooks, Information Technology (IT) textbooks, Kindergarten curriculum, ESL training materials, examination guides
Henan	Information Technology (IT) textbooks
Shanxi	Psychology
Hubei	Information Technology (IT) textbooks
Inner Mongolia	Information Technology (IT) textbooks, Kindergarten curriculum

Our Sales and Marketing Strategy

Our sales and marketing strategy is to concentrate our resources on marketing products to niche markets. Currently, we focus our efforts on marketing Psychology textbooks, IT textbooks, Kindergarten curriculum products and high school examination guides in the Provinces mentioned above.

We employ sales persons that make sales calls to the Ministry of Education and Provincial Education Commissions.  These education commissions are the primary customers for our products, which approve the purchase of our products for the various schools under their jurisdiction.  Information and requests obtained by our sales persons from education commission are also used to assist us in developing educational products and identifying new products and opportunities.  Our sales force is also actively involved with educators in developing curriculums based on the products we produce.  Our sales persons regularly visit provincial education officials, administrators, schools and teachers to market and sell our products.  Many of our sales persons have been employed by TTTC and have sold educational products to education commissions for the past 12 years.

We recently entered into agreements with Xinhua Bookstore to promote, procure orders and distribute TTTC products to the schools.

On April 27, 2004, we announced the launch of a new web-based educational platform: www.csoll.com.  The platform provides a variety of products and services aimed at the kindergarten to grade 12 market in China.  We anticipate that csoll.com will allow us to market and sell our products using the Internet.

Governmental and Provincial Regulation and  Approval of Educational Materials

Every textbook we produce is subject to the approval of either the Central Government Ministry of Education or a Provincial Education Commission, depending upon the target market of the textbook.  We are not able to sell our products without such approvals.  Once the textbook has been approved by the relevant government authority, the textbook is then available for purchase by the school system.  The approval process is a two-step process.  The first step involves the creation of an outline to meet a specific requirement set out by either the Ministry of Education or by a Provincial Education Commission and a final approval of the finished product.  The approval process may take from three months to several years depending on the subject matter.  Once approval is received, the textbook producer is free to produce the textbook and offer it for sale in the jurisdiction that approved the outline either National or Provincial.  Each jurisdiction will have approved several textbooks in each subject area and all textbooks are placed on certain “approved lists” from which the schools in each jurisdiction can chose which textbook they will purchase.

Chinese law governs most of our material agreements, many of which are with Chinese government entities.  We use Chinese lawyers to assist us in preparing our agreements.  Although we negotiate provisions to protect our rights under these agreements, China's system of laws and the enforcement of existing laws may not be as certain in implementation and interpretation as U.S. or other laws.  The Chinese judiciary is relatively inexperienced in enforcing corporate and commercial law, leading to a higher than usual degree of uncertainty as to the outcome of any litigation.

Competition in the Textbook Business

According to Eduventures.com, a United States based research firm, the spending in the education sector in China will climb to $90 billion by 2005.  In the core subject areas of math, science and language arts, the competition is intense.  We focus on other niche areas such as Psychology, IT, Kindergarten curriculum development, high school examination guides, that we believe are not particularly well served by the large established textbook publishers and areas where there may be opportunities to establish a competitive market position.  Currently, we are one of the leading distributors of psychology textbooks in the kindergarten to grade 12 markets.

We compete with over 500 publishing houses in China in developing, printing and selling educational materials in China.  The major competitors producing Psychology textbooks in China include Kaiming Publishing House, Beijing Publishing House and Science Publishing House.  The major competitors producing IT materials in China include Beijing Normal University Publishing House, Shanxi Education Publishing House, Guangxi Education Publishing House and Encyclopedias Publishing House.  The major competitors producing Kindergarten materials in China include Fujian Children Publishing House, China Children Publishing House, Shanghai Children Publishing House and Beijing Normal University Publishing House.  While our competitors vary in size and financial strength, we believe that many have competitive advantages over us in the following areas:

Financial Resources:  We compete with many larger, more established competitors.  Many of these competitors have diverse businesses and are better capitalized.  In some cases, these are new competitors that are entering the educational market in China and may offer products and services at lower costs to build market share.

Government-Owned Entities:  We compete directly with government-owned enterprises that receive subsidies, funding and other support from local governments.  Government-owned enterprises are not normally run as profit-enterprises and may sell educational materials at lower cost.  Government-owned enterprises may receive approval for their educational materials more promptly than private enterprises, and government-owned enterprises are generally able to distribute all of the materials they publish.  Currently there are restrictions on a private company’s ability to publish textbooks so we are required to use government-owned publishers to publish our educational materials.  Government-owned publishers may publish and print their educational materials at lower costs.

Product Offerings:  Many of our competitors offer complete lines of educational products, textbooks and services.  Our competitors may be able to offer their products at lower costs based on their ability to offer a comprehensive line of educational products to customers.  These competitors may also offer educational products that are integrated and sold in packages.  Our strategy is to focus on underserved niche segments in the market and to develop and sell products to serve unique demands.

Sales Channels:  Many of our competitors have existing sales and distribution channels for their products.  Government-owned enterprises have existing long-term relationships with the Xinhua Bookstore system, the largest bookstore chain in China that is government owned.  We have only recently established an arrangement with the Xinhua Bookstore system to distribute our educational materials.  The Xinhua Bookstore system and purchasers of books through the system may be more familiar with the offerings of our competitors.

We believe that we can successfully differentiate our educational products from those of our competitors by developing quality products and services for underserved niche segments in the market.  Our strategy also allows us to avoid direct competition with larger competitors by developing educational materials for subjects and areas that it may not be practicable or economical for larger competitors to compete.  We also are able to develop educational materials more quickly than larger competitors or government-owned entities, which may be subject to more burdensome internal procedures and requirements.  We do not employ salaried authors to prepare our educational materials; instead, we use third-party authors that are experts and recognized in their respective academic fields, which may allow us to develop higher quality educational products than our competitors.  Finally, we employ professional sales persons, many who have regularly visited provincial education officials, administrators, schools and teachers to market and sell our products for the past 12 years.

Our New Happiness Kindergarten Schools

On February 18, 2004, we announced our plan to start a new chain of kindergarten schools to be called the “New Happiness Kindergarten Schools”.  We expect that all our New Happiness Kindergarten Schools will use the kindergarten curriculum materials developed by TTTC and provide teaching instruction to teachers and educational services to children in English and Chinese.

We tested the TTTC kindergarten curriculum in 300 kindergarten schools in China.  The objective of the test is to determine if the curriculum improved student learning, to gauge market acceptance of our Kindergarten curriculum and to determine if parents are willing to pay a premium to send their children to schools that use our kindergarten curriculum.  Most of these kindergarten schools were able to increase enrollment and tuition after introducing the TTTC kindergarten curriculum.  We are continuing to evaluate market acceptance of the curriculum and the progress of the kindergarten schools using the curriculum.  Our current plan is to acquire majority interests in some of the kindergarten schools which are using our kindergarten curriculum.

We currently have no kindergarten schools in operation and do not anticipate that we will acquire any interests in kindergarten schools until we have fully tested and evaluated the curriculum, we evaluated the financial viability of the kindergarten schools we will consider acquiring and we have raised sufficient financing to complete such acquisitions and fund the working capital requirements of the kindergarten schools we acquire, if any.  We do not anticipate that we will acquire any kindergarten schools until at least  the second half of 2005, if at all.

Opportunity

The teaching materials and methods of Chinese Government-sponsored kindergartens are not able to satisfy the demanding needs of parents searching for high quality learning environment.  At the same time, Chinese society has begun to demand that the Kindergarten curriculum be taught in English and Chinese.  Our New Happiness Kindergarten Schools use English and Chinese in their curriculum.

China has begun to aggressively incorporate English into its elementary school curriculum.  We believe that there are several factors that will continue to influence demand for English language education in China:

China is the host of the 2008 Olympics and the Chinese government is beginning to initiate changes in the education system to include the English language as part of the curriculum;

China’s entry into the World Trade Organization (WTO) is motivating China to internationalize its education systems;

Many college graduates continue their academic careers in foreign countries where fluency in the English language is a necessity; and

China has a long-term plan to diversify its enterprise and government agencies on a more international level.

According to the 2001 market survey by the National Bureau of Statistics of China, the kindergarten and pre-school education market is comprised of 53 million children.  We estimate that there are currently in excess of 27 million kindergarten aged children in China.  The Chinese government has recently been encouraging development of privately operated schools.  We estimate that tuition fees range from $1,500 to over $15,000 on an annual basis in the top-level Chinese kindergartens.

Governmental and Provincial Regulation and  Licensing

Education Commission and Administration for Industry and Commerce as well as Bureau of Civil Affairs, Bureau of Commodity Prices and Administration of Taxation must approve each Kindergarten school.

Our Kindergarten School Strategy

We intend to acquire or establish Kindergarten schools that provide education programs in an interactive environment that will assist in the development of English language skills.  We intend to use a variety of multimedia, Internet content, textbooks, workbooks and educational software authored by us as part of a comprehensive kindergarten curriculum.  We intend to use standard methods and specifications for each of our Kindergarten schools.

TTTC has developed the only bilingual (Chinese and English) Kindergarten curriculum product approved by the Ministry of Education.  This curriculum has been tested and is being used by 300 Kindergarten schools in various parts of China.  The objective of the test is to determine if the curriculum improved student learning, to gauge market acceptance of our Kindergarten curriculum and to determine if parents are willing to pay a premium to send their children to schools that use our kindergarten curriculum.  We are continuing to evaluate market acceptance of the curriculum and the progress of the kindergarten schools using the curriculum.

We currently have no kindergarten schools in operation.  Our current strategy is to acquire interests in existing Kindergarten schools that use the TTTC Kindergarten curriculum.  We plan to make our first acquisitions of Kindergarten schools that use the TTTC Kindergarten curriculum in the cities of Shanghai and Tianjin, where we believe we have good relations with the Shanghai and Tianjin Education Commissions through our TTTC sales force.  We are currently interviewing individuals in those cities to fill certain key management positions and evaluating schools for acquisition.

We do not anticipate that we will acquire any interests in kindergarten schools until we have fully tested and evaluated the curriculum, we fully evaluated the financial viability of the kindergarten schools we will consider acquiring and we have raised sufficient financing to complete such acquisitions and fund the working capital requirements of the kindergarten schools we acquire, if any.  We estimate that we will budget $150,000 - $200,000 in connection with the acquisition of each school.  There is no guarantee that we will be able to raise sufficient capital to implement our plan to establish our New Happiness Kindergarten Schools.  We do not anticipate that we will acquire any kindergarten schools until at least  the second half of 2005, if at all.

Our Sales and Marketing Strategy

We believe that the majority of parents will select a Kindergarten school based on education programs and curriculum offered by the school and based on the recommendations of other parents and teachers.  Our kindergarten curriculum was tested in 300 Kindergarten schools to determine if the curriculum improved student learning, to gauge market acceptance of our Kindergarten curriculum and to determine if parents are willing to pay a premium to send their children to schools that use our kindergarten curriculum.  Most of these kindergarten schools were able to increase enrollment and tuition after introducing the TTTC kindergarten curriculum.

Our marketing strategy will be to build awareness of our New Happiness Kindergarten brand name and promote our Kindergarten curriculum through our existing relationships with the test schools.  We also intend to develop a sales force to market our schools and may engage in some advertising and promotional campaigns.

We may also promote our schools on our csoll.com platform and using an Internet website.

Competition

The English language instruction and educational services industry is highly fragmented, varying significantly among different geographic locations and types of consumers.  Our ability to compete depends on our ability to improve existing or create new English language learning materials and courses to distinguish our New Happiness Kindergarten Schools from competitors.  Other providers of English language instruction to kindergarten students include individual tutors, small language schools operated by individuals and public institutions, and franchisees or branches of large language instruction companies, some of which operate internationally.  The smaller operations typically offer instruction in smaller day-care type settings while larger competitors offer services in institutional type settings at higher-prices.  Most providers of English language instruction and educational services to kindergarten children as small, privately owned schools run by family businesses with single locations.  We expect to compete directly with these family businesses.  We know of one large competitor, Kid Castle Educational Corporation, that is franchising kindergarten schools in China.  According to information reported in its SEC filings, Kid Castle officially launched its operations in Shanghai in April 2002.  Kid Castle reported that it served 323,000 children at over 2,800 locations in 2003, with only 60 company-operated kindergarten and franchise remedial schools in China.  Most of Kid Castle’s revenues were derived from its operations in Taiwan in 2003.  We anticipate that we may compete directly with Kid Castle, which has a longer operating history and greater experience in operating kindergarten schools in China.  We anticipate that other providers of English language instruction and educational services with greater resources than us may enter the market in China and compete directly with us in offering services to kindergarten students.

As the demand for English language skills rises, competing English language instruction and materials providers are likely to try to strengthen their positions in the market by expanding their operations, pursuing strategic alliances and acquiring small competitors. We plan to acquire interests in existing kindergarten schools as a strategy for entering the market.  We are in the process of evaluating the competition in Shanghai and Tianjin to assess the competitive positions of kindergarten schools we are evaluating for acquisition.  Increased competition in the kindergarten industry may adversely affect our ability to implement our plan to establish our New Happiness Kindergarten Schools.

CSOLL Our web-based educational platform

On April 27, 2004, we launched a new web-based educational platform, we refer to as CSOLL.  CSOLL can be assessed at either www.csoll.com (China School Online Library) or www.cersp.com (China Education Resources and Services Platform).  When fully launched, CSOLL is expected to provide a variety of products and services targeted at the kindergarten to grade 12 market in China.  CSOLL is designed to be a comprehensive, multi-faceted, interactive system which brings together for the first time a number of key resources and organizations in the sectors of education, publishing, and distribution in a real-time manner.  This is expected to provide students, teachers, and schools with practical solutions and products to cope with the tremendous changes now occurring in the Chinese educational system.

On April 27, 2004, we began an initial 6 month test of the CSOLL platform in 542 schools in various regions in China.  The testing districts are in Beijing, Tianjin City and Hebei Province.  The objectives of the test are as follows:

•

Ascertain market acceptance of content provided on the website;

•

Ascertain the market’s willingness to pay for the content;

•

Ascertain the most appropriate payment mechanism; and

•

Identify and fix any technical problems which might arise in the platform or in any of the associated E-Commerce components of the platform

The initial results have been satisfactory with the platform receiving over 1.8 million site visits over the past six months.  Currently, there are about 30,000 articles posted on the site and over 70% of the downloads from the site are mock examinations and teaching plans.

Management is currently in discussion with the education authorities of several other regions in China to include these regions in subsequent tests.  We intend to change the platform based on the feedback we receive from teachers, students, administrators and commissions that use the platform.

We plan to earn revenue based on membership fees from schools, teachers and students; download fees from individuals wishing to access educational content found on the website; distribution income from the sale of library reference books to school libraries in China through an exclusive arrangement with the Ministry of Education; advertising revenue; on-line consulting fees; hosting fees paid to the platform acting as a channel for other organizations wanting access to the education sector; and distribution income from the sale of education and non-education publications.  During the test period, CSOLL is operational, but we charge no fees and earn no revenue from the platform or services we provide.  We do not anticipate that we will begin to charge fees or earn any revenues from the services that we offer until we have fully tested and evaluated the platform; the platform has gained market acceptance and is used by teachers, students and school administrators; the platform has been approved by the education authorities and we have raised sufficient financing to fully develop the platform and fund the working capital requirements of operating the platform.  We do not anticipate that we will earn any revenues from CSOLL until at least  the fourth quarter of 2004 or first quarter of 2005, if at all.

Our Technology Platform

The CSOLL platform is comprised of two main services:

online networking for both teachers and students, and

a consultation service for teachers to interact with experts in various fields.

The networking system is designed to allow teachers and students to share their educational resources with others around the country and further improve the quality of education in China.  In exchange for an annual membership fee, we plan to grant individuals access to various lesson plans, notes, and other educational resources sourced from teachers and schools around the country.  These materials will be available for members to download at an additional cost.  These resources will be divided into various categories including coursework, teaching plans, and past examinations.  Furthermore, we plan to organize all resources according to membership level such that only qualified individuals will be able to access certain information, for example, only teachers will be allowed to access lesson plans.  In order to maximize participation by all members, thereby improving their own educational experiences as well as boosting platform revenues, a fair exchange mechanism will be integrated into the website to ensure maximum interaction.

All members will be able to manage their own resources and review any information transfer that takes place within the platform.  Users will be able to view their account balances, order further resources, and upload any pertinent information into the platform.  The payment system will also be integrated into the resource management component of the website.

The consultation service is designed for teachers to network with various experts around the country to further expand their knowledge base.  Teachers will be able to forward their problems to professors, scientists, and other experts.

Our initial budget for this project is $1,000,000.  Our plan is to promote the use of the platform by signing agreements with the Education Commission of each Province and some of the larger municipalities which will designate the platform as the sole distribution system for certain types of educational content.  We plan to customize the platform for each education commission to suit regional requirements and have budgeted $200,000 for each education commission.  Our major responsibility in these agreements will be to provide the capital requirement to construct each of the customized platform and to manage it thereafter.  The main responsibilities of the education commissions are to provide educational content and promote the use of the platform amongst the schools under their jurisdiction.

CSOLL Collaborations

We have signed an agreement with Anhui Guoxun Education, Science and Technology Limited representing the Ministry of Education (Central Government) which gives TTTC the right to supply library books on the Ministry of Education equipment website.  The agreement also permits us to link CSOLL to the website of the Equipment Division of the Ministry of Education for a period of five years beginning August 11, 2003.  Under the terms of the agreement, TTTC will be responsible for the initial capital requirements to construct the website and will invest an additional RMB500,000 (approximately $60,533) for additional development and testing.  TTTC also has the responsibility for long term planning, construction, operation and management of the project.  TTTC will be the exclusive supplier of library products on the website, and profits on the sale of library products, if any, will be split 20% (Anhui Guoxun Education) and 80% (TTTC).  The agreement has a term of five years beginning August 11, 2003.

On November 4, 2003, TTTC entered into an agreement with Zhongshang Xinhua Books Networks Co., Ltd., which provides TTTC the exclusive right to provide Zhongshang Xinhua Books’ online book information to the education sector.  TTTC plans to finance, construct and maintain a special section on the CSOLL platform to feature Zhongshang Xinhua Books’ information.   Under the terms of this agreement, TTTC will offer Zhongshang Xinhua Books’ educational products on the website, and profits on the sale of such products, if any, will be split 20% (Zhongshang Xinhua Books) and 80% (TTTC).

On July 27, 2004, TTTC signed an agreement with the Education Research and Training Institute of Hainan Province (“ERS”) to finance, construct, and maintain a special section on the CSOLL platform.  This section is called “The Hainan Province Education Resources Section”.  According to the website of China.org.cn, Hainan has a population of 8 million with 1.5 million primary and secondary school students who study in over 5,400 schools in the Province.  Given the number of students in Hainan, this platform would improve the traditional education distribution system and provide a centralized information resource for students and teachers.  Under the terms of this agreement, TTTC has agreed to finance, construct and maintain the Hainan Province Education Resources Section on the CSOLL platform.  TTTC will offer educational products on the website, and profits on the sale of such products, if any, will be split 70% (ERS) and 30% (TTTC).  The agreement expires on December 31, 2009.

Management is currently in discussion with several Provincial Education Commissions and other parties who are interested in the new platform venture.  We cannot assure you that we will enter into any future agreements with additional collaborators or that our arrangements with ERS, Zhongshang Xinhua Books and Anhui Guoxun Education will be commercially successful.

Our Sales and Marketing Strategy

Our initial marketing strategy is to rely on the various Provincial Education Commissions and the Ministry of Education of the Central Government to recommend to the school system to use the platform.  We intend to sign agreements with various Provincial Education Commissions, which will allow these organizations to share the profit with us from downloads of educational content.  Our agreements with ERS, Zhongshang Xinhua Books and Anhui Guoxun Education are examples of the types of agreement we intend to pursue.  Given these profit sharing component of the arrangements, we believe that these organizations will assist us in promoting the CSOLL platform.

After we are more adequately capitalized, we intend to use traditional marketing channels such as advertising on such websites as SINA.com, SOHO.com, CHINA.com, advertising in the printed media (newspapers, magazines).  We also intend to send marketing teams to various school districts in China to promote the platform.

Governmental and Provincial Regulation and Licensing

CSOLL is currently a link to the website of the Equipment Division of the Ministry of Education under the Cooperation Agreement we have entered into with Anhui Guoxun Education, Science and Technology Limited representing the Ministry of Education.  Under the terms of this agreement, the Ministry of Education agreed to permit us to link CSOLL to the website of the Equipment Division of the Ministry of Education for a period of five years beginning August 11, 2003.

TTTC has applied to the Ministry of Information Industry (MII) for a license to act as an Internet content provider for our CSOLL platform. China's data communications industry is regulated by the Ministry of Information Industry and other relevant authorities, and licenses must be obtained to be an Internet content provider.  Generally, Internet content providers must register their users with the Ministry of Public Security, and must block websites (including those maintained outside China) that the ministry identifies as publishing information damaging to public security.  Periodically, the Ministry has stopped the distribution over the Internet of information that it believes to be socially destabilizing, or to violate Chinese laws and regulations.  In addition, the State Secrets Bureau has issued regulations authorizing the blocking of any website it deems to be disclosing state secrets or failing to meet the relevant regulations regarding the protection of state secrets in the distribution of online information.  We anticipate that TTTC will be issued its Internet content provider license in the fourth quarter of 2004.

Competition

We could face competition from competitors that offer similar products and services on the Internet to the educational community or other websites specializing in educational products.  In addition, we could face competition from existing websites that expand to offer information and permit sharing of information related to education.  At this time we are unable to fully predict which entities will introduce platforms that will compete directly with our CSOLL platform or the nature and scope of services our competitors will offer.

While the potential exists for competition to provide some services and products of a similar nature, we believe that it would be very difficult for a competitor to provide a platform offering all the products and services that we currently offer because of agreements we have entered into which give us certain exclusive rights to provide certain products and services.  For example, our agreement with ERS and Zhongshang Xinhua Books gives us the exclusive right to provide certain educational products on our CSOLL platform with profit sharing arrangements.  Our agreement with the Anhui Guoxun Education, the company which operates the China Education Equipment website on behalf of the Ministry of Education, designates us as the exclusive online subscription service and supplier of library reference books to the elementary and secondary school system in China.

Our Research and Development

During the last two years, we spent approximately $94,000 on research and development efforts.  These research and development efforts consisted primarily of payments to authors related to the development of our textbooks and other educational materials and the development of technologies and software related to our CSOLL platform.

Our Employees

We currently have 51 full time employees and four part time employees.  Thirty full time employees and four part time employees are located in Beijing and employed by TTTC and CEN.  There are five people in sales, six in accounting, five in technology/network department, six in production, four administrative staff and four in shipping.  Eighteen full time employees are employed by NEB and located in Changchun.

Two full time management employees are employed at our principal office in Vancouver, British Columbia, Canada.

We have no collective bargaining agreements in existence in either the parent company or the subsidiaries.  We maintain good relations with our employees.

RISK FACTORS

We depend upon our subsidiaries in China and their affiliates to conduct our business in China.

Chinese practices and policies have limited contracting with non-Chinese entities in the education industry.  As a result, we do not directly own or operate certain of our material assets, nor are we a party to many of the contracts described in this registration statement.  TTTC has sold educational products to education commissions in China for the past 12 years and has an established reputation as a provider of quality educational products.  We believe that the Ministry of Education and the various Provincial Education Commissions prefer to contract with Chinese companies in the industry of education.  As a result, our material agreements in China are entered into by our Chinese subsidiaries and all of our Chinese operations are conducted by our Chinese subsidiaries.  All of our revenue is derived from our Chinese subsidiaries, and our success is substantially dependent on the skill and experience of our subsidiaries.

We and our affiliates and agents may not be able to enforce our agreements in China.

Chinese law governs most of our material agreements, many of which are with Chinese government entities.  Although we use Chinese lawyers to assist us in preparing our agreements, there can be no assurance that we can enforce any of our material agreements or that remedies will be available outside of China.  China's system of laws and the enforcement of existing laws may not be as certain in implementation and interpretation as U.S. or other laws.  The Chinese judiciary is relatively inexperienced in enforcing corporate and commercial law, leading to a higher than usual degree of uncertainty as to the outcome of any litigation.  Even where adequate law exists in China, it may be impossible to obtain swift and equitable enforcement of such law, or to obtain enforcement of the judgment by a court of another jurisdiction.  The inability to enforce or obtain a remedy under the foregoing agreements would have a material adverse impact on us.

We are subject to numerous Chinese rules and regulations which restrict the scope of our business and could have a material adverse impact on us.

We are subject to numerous Chinese rules and regulations, including, without limitation, restrictions on foreign ownership of Internet and education companies and regulation of Internet content.  Many of the rules and regulations that we face are not explicitly communicated, but arise from the fact that education and the Internet are politically sensitive areas of the economy.  We are not aware that any of our agreements, our current organizational structure or our proposed organizational structure is in violation of any Chinese governmental requirements or restrictions, explicit or implicit.  However, there can be no assurance that we are in compliance now, or will be in the future.  Moreover, operating in China involves a high risk that restrictive rules and regulations could change.  Indeed, even changes of personnel at certain ministries of the Chinese government could have a severe negative impact on us.  The determination that our structure or agreements are in violation of Chinese governmental rules or regulations would have a material adverse impact on us, our business and on our financial results.

We expect to have significantly increased operating expenses and capital expenditures in the future to support new product development and services, which will require additional capital that we currently do not have.

We are committed to developing our textbook business; CSOLL, our web-based educational platform and our New Happiness Kindergarten Schools projects in China.  We anticipate that we will require additional funding to finance the expansion of our operations.  We estimate that we will invest approximately $1,000,000 developing our textbook business; $1,600,000 (assuming we secure agreements with three provinces) developing CSOLL, our new web-based educational platform and $500,000 (assuming we could acquire two to three kindergarten schools) developing our New Happiness Kindergarten Schools during the twelve month period beginning June 1, 2005.

In the past, we have funded our operations internally and equity financing.  We raised $1,727,944 cash  by issuing common shares during the year ended December 31, 2003, and $708,168 cash during the six-month period ended June 30, 2004.  We may be dependent upon continued access to financing sources to meet our capital requirements. We cannot make any assurance financing will be available on commercially reasonably terms, if at all.  The result of any such financings may be to substantially dilute the holdings of shareholders and could have a negative impact on the market price of our common stock.

We have a narrow product range and our business would suffer if our products become obsolete or consumption of them decreased

We derive a significant portion of our net sales from the sales of textbooks, educational materials and examination guides targeted at grades 1-12 in China.  We develop textbooks for narrowly focused subjects such as Psychology, Ecology, IT and Kindergarten curriculum.  Therefore, we are substantially dependent upon the sale of books to these markets.  Our business would suffer if consumption of these products decreased, if these products became obsolete or if competitors develop similar products.  Our business could be adversely affected by factors such as changes in the funding of large institutional users of books such as elementary, middle and high schools.

Our business is subject to seasonal and cyclical fluctuations in sales.

We experience seasonal fluctuations in our sales.  The operations of the business are highly seasonal, with over 90% of operating income in China recognized in the second half of the fiscal year.  The seasonality of the education market is significantly influenced by national, provincial and local school schedules and because textbook purchases by students are generally made just prior to the start of the school year in the autumn.  We are required to produce significant amounts of inventory prior to those periods in order to meet customer delivery requirements.  This seasonality causes significant pressure on us to monitor production and distribution accurately to satisfy these delivery requirements.  To a lesser extent, the cyclicality of our business is also attributable to fluctuations in paper prices and printing costs.  Lower than expected sales during the adoption period of a new title or a general economic downturn in our market or industry could have a material adverse effect on the timing of our cash flows and, therefore, on our ability to service our obligations.

We depend on certain key personnel to manage our business effectively.

Our success will depend on successfully recruiting and retaining highly skilled and experienced authors, teachers, managers, sales persons and other personnel who can function effectively in China.  In some cases, the market for these skilled employees is highly competitive.  We may not be able to retain or recruit such personnel, which could materially in adversely affect our business, prospects and financial condition.

We have only begun the process for developing the technology for our new web-based educational platform that will allow us to provide electronic delivery of information via Internet.

We are in the process of developing our new web-based educational platform.  We have not yet developed all of the technology that will allow us to commercially and securely deliver documents electronically over the Internet.  As a result, we may face the following technical and security concerns:

corruption of content with viruses or other means;

safety of end users computer systems;

ability to deliver our products in a timely and consistent manner;

lack of an adequate payment mechanism through which our customers can pay us

While we are currently developing software and systems to address such technical and security concerns, we cannot guarantee that we will complete such development in a timely and efficient manner.  If our systems are ineffective, we may be unable to launch our new web-based educational platform, which we believe is a critical component to our business and growth strategy.

We may not be successful in protecting our intellectual property and proprietary rights.

We rely on authors and educators to develop our textbook and educational curriculum products.  These products are primarily protected by copyrights.  Our proprietary software products are primarily protected by trade secret laws.  We execute agreements with our authors and confidentiality and non-disclosure agreements with our software development employees and contractors.  We limit access to and distribution of our proprietary information and source code.  On October 27, 2001, China's National People's Congress passed new copyright laws that specifically cover software and significantly expanded the rights of copyright owners.  We do not know what impact, if any, these new laws will have on our relationships with our authors.

Our success depends upon the knowledge and experience of our management and technical personnel and our ability to market our existing products and to develop new products. We have adequately protected our proprietary technology, and we will take all appropriate and reasonable legal measures to protect it, a competitor's use of our processes could have a material adverse effect on our business, financial condition and results of operations.

On January 13, 2003, we applied to the trademark office of the Chinese State Administration of Industry and Commerce to register the "New Thinking" name as a trademark.  The application has been approved.  There can be no assurance that the New Thinking name will be permitted as a registered trademark in China and therefore, other companies may be free to use the New Thinking name in competing or other businesses which could have a material adverse effect on our business.  TTTC has registered “New Supplementary to Study” as a trademark effective from May 7, 2004 to May 6, 2014.

Others may bring defamation and infringement actions against us, which could be time-consuming, difficult and expensive to defend.

As a distributor of textbooks and related educational materials, we face potential liability for negligence, copyright, patent or trademark infringement and other claims based on the nature and content of the materials that we publish or distribute.  Any claims could result in us incurring significant costs to investigate and defend.  We do not carry general liability insurance that would cover any potential or actual claims.

The launch of any suit against us or any of our affiliates, successful or unsuccessful, could require us to suspend or discontinue the distribution of textbooks or require us to allocate resources to investigating or defending claims.

We depend upon the acquisition and maintenance of numerous licenses to conduct our business in China.

We are dependent upon numerous licenses in China, including, without limitation, general business licenses, and education service provider license to conduct our business.  While we believe that all steps necessary to maintain these licenses have been taken and will be taken, the loss or failure to obtain renewals of these licenses will have a material adverse impact on our business and financial condition.

Our growth may be inhibited by the inability of potential customers to fund purchases of our products and services.

Many Chinese schools, especially those in rural areas, do not have sufficient funds to purchase textbooks, educational materials or computers to use our web-based educational platform.  In addition, provincial and local Chinese governments may not have the funds to support the implementation of a curriculum using our educational products, which currently focus on Psychology and English.  Accordingly, we may not be able to sell our products and services to schools in certain areas of China until they are able to procure the necessary funding, which may substantially inhibit our growth.

The lack of teachers trained in the use of our products may inhibit schools from using them.

In order to use our textbooks, products and services, appropriate teacher's training is necessary. Accordingly, we are and will continue to offer training in seminars through our branch offices.  However, we may not have the necessary resources to provide training for all teachers and their needs.  Schools that do not receive training cannot effectively use our curriculum, textbooks, products and services and are unlikely to purchase them.  The failure to increase teacher training could have a material adverse impact on the growth prospects of our business.

We face competition in each of our lines of businesses.

Many of our competitors are better capitalized, more experienced, and have deeper ties in the Chinese educational market place.  We may be unsuccessful in our attempts to compete, which would have a material adverse impact on our business and financial conditions.

We face the risk that changes in the policies of the Chinese government could have significant impacts upon the business we may be able to conduct in China and the profitability of such business.

The economy of China is a planned economy subject to five-year and annual plans adopted by the government that set down national economic development goals.  Policies of the Chinese government can have significant effects on the economic conditions of China.  The Chinese government has confirmed that economic development will follow a model of market economy under socialism.  Under this direction, we believe that the Chinese government will continue to strengthen its economic and trading relationships with foreign countries and business development in China will follow market forces.  A change in the trend towards economic liberalization may materially affect our business, prospects and financial condition.

Inflation in China could negatively affect our profitability and growth.

While the Chinese economy has experienced rapid growth, such growth has been uneven among various sectors of the economy and in different geographical areas of the country. Rapid economic growth can lead to growth in the money supply and rising inflation. If prices for our products rise at a rate that is insufficient to compensate for the rise in the costs of supplies, it may have an adverse effect on profitability. In order to control inflation in the past, the Chinese government has imposed controls on bank credits, limits on loans for fixed assets and restrictions on state bank lending. Such an austerity policy can lead to a slowing of economic growth.

An outbreak of Severe Acute Respiratory Syndrome (“SARS”) may adversely affect our results of operations.

 In March 2003, Guangdong Province of China, Hong Kong, Singapore, Taiwan and several other Asian countries encountered an outbreak of SARS, a highly contagious form of atypical pneumonia.  In the future, if any of our employees or students is suspected to have contracted SARS, under certain circumstances such employees, students and affected areas of our premises may have to be quarantined.  As a result, we may have to temporarily suspend all or part of our operations.  Furthermore, a future outbreak of SARS may negatively impact our ability to effectively market our products and services.  We cannot rule out the possibility of a future outbreak or predict the effect any such future outbreak could have on our business.

Regulation of the Internet by the Chinese government could affect our ability to operate in China as well as our profitability.

China regulates its Internet sector by making pronouncements or enacting regulations regarding the legality of foreign investment in the Chinese Internet sector and the existence and enforcement of content restrictions on the Internet.  Our web-based educational platform initiative must comply with Chinese laws and regulation.  There are, however, substantial uncertainties regarding the proper interpretation of current Chinese Internet laws and regulations.

Issues, risks and uncertainties relating to Chinese government regulation of the Chinese Internet sector include, without limitation, the following:

a prohibition of foreign investment in businesses providing value added telecommunication services including computer information services or electronic mailbox services, may be applied to Internet related businesses our web-based educational platform. Some officials of the Ministry of Information have taken the position that foreign investment in the Internet sector is prohibited.

The Ministry of Information has stated recently that it intends to adopt new laws or regulations governing foreign investment in the Chinese Internet sector in the near future. If these new laws or regulations forbid foreign investment in the Internet sector, they could severely impair our business.

The Ministry of Information has stated recently that the activities of Internet content providers are also subject to regulations by various Chinese government authorities, depending on the specific activities conducted by the Internet content provider. Areas of regulation may include online advertising and online news reporting. In addition, the new laws and regulations may require various Chinese government approvals for securities offering by companies engaged in the Internet sector in China.

The interpretation and application of existing Chinese laws and regulations, the stated position of the Ministry of Information and the possible new laws or regulations have created substantial uncertainties regarding the legality of existing and future foreign investment in the Internet sector, and the businesses activities of Chinese Internet businesses, including our business.

Accordingly, it is possible that the relevant Chinese authorities could, at any time, assert that any portion or all of our existing or future ownership structure and businesses violate existing or future Chinese laws and regulations. It is also possible that new laws and regulations governing the Chinese Internet sector will prohibit or restrict foreign investment in our proposed businesses and operations, affect other aspects of our proposed businesses and operations or require governmental approvals. In addition, these new laws and regulations may be retroactively applied to us.  If the relevant Chinese authorities find us to be in violation of any existing or future Chinese laws or regulations, they would have broad discretion in dealing with such a violation, including, without limitation, the following:

Levying fines;

Revoking our business and other licenses;

Requiring that we restructure our ownership or operations;

Requiring that we discontinue any portion or all of our Internet related business; and

Any of these actions could have material adverse impact on our business and financial condition.

We are subject to currency exchange rate risks and limitations on our ability to convert Chinese currency.

China's national currency, the “Yuan” or “Chinese Renminbi”, is not a freely convertible currency. Effective January 1, 1994, the Chinese foreign exchange system underwent fundamental changes. This reform was stated to be in line with China's commitment to establish a socialist market economy and to lay the foundation for making the Yuan convertible in the future. The currency reform is designed to turn the dual exchange rate system into a unified and managed floating exchange rate system.

A China Foreign Exchange Trading Centre was formed in April, 1994 to provide an interbank foreign exchange trading market whose main function is to facilitate the matching of long and short term foreign exchange positions of the state-designated banks, and to provide clearing and settlement services. The People's Bank of China publishes the state managed exchange rate daily based on the daily average rate from the previous day's interbank trading market, after considering fluctuations in the international foreign exchange markets. Based on these floating exchange rates, the state-designated banks list their own exchange rates within permitted margins, and purchase or sell foreign exchange with their customers.

The State Administration of Foreign Exchange ("SAFE") administers foreign exchange dealings and requires that they are transacted through designated financial institutions. All Foreign Investment Enterprises ("FIEs") may buy and sell foreign currency from designated financial institutions in connection with current account transactions, including, but not limited to, profit repatriation. With respect to foreign exchange needed for capital account transactions, such as equity investments, all enterprises in China (including FIEs) are required to seek approval of the SAFE to exchange Yuan into foreign currency. When applying for approval, such enterprises will be subject to review by the SAFE as to the source and nature of the Yuan funds.  According to the 1999 Circular on Relevant Questions Concerning the Remittance of Profits, Dividends and Bonuses out of China through Designated Foreign Exchange Banks, effective from 1 October 1999, an FIE is permitted to remit profits, dividends and bonuses out of China in proportion to the amount of registered capital that has been paid up, notwithstanding that its registered capital has not been paid up pursuant to its constitutional documents.

There can be no assurance that the Yuan relative to other currencies will not be volatile or that there will be no devaluation of the Yuan against other foreign currencies, including the U.S. dollar.

We are subject to uncertainty related to the tax systems in China

We, through its subsidiaries, conduct a significant amount of our business in China.  China currently has a number of laws related to various taxes imposed by both federal and regional governmental authorities. Applicable taxes include value added tax, corporate income tax (profits tax), and payroll (social) taxes, together with others.  Laws related to these taxes have not been in force for a significant period, in contrast to more developed market economies; therefore, implementing regulations are often unclear or nonexistent.  Often, differing opinions regarding legal interpretation exist both among and within government ministries and organizations; thus, creating uncertainties and areas of conflict.  Tax declarations, together with other legal compliance areas (as examples, customs and currency control matters) are subject to review and investigation by a number of authorities, which are enabled by law to impose extremely severe fines, penalties and interest charges.

We may not be able to effectively control and manage our growth.

If our business and markets grow and develop, it will be necessary for us to finance and manage expansion in an orderly fashion. This growth will lead to an increase in the responsibilities of existing personnel, the hiring of additional personnel and expansion of our scope of operations. There can be no assurance that we will be able to raise the required financing or control and manage this future growth.

Due to budgetary concern and the nature of our business and assets, management of the Company has determined not to maintain fire, theft or liability insurance at this time. There can be no assurance that any insurance coverage will be available to us in the future to cover losses or liability should we determine to obtain such insurance.

A significant amount of our common stock is reserved for issuance upon the exercise or conversion of outstanding securities; the issuance of such stock could significantly dilute the percentage ownership of our stock by existing stockholders and depress the market value of our stock.

As of June 30, 2004 we had the following convertible securities outstanding:

•

11,562,000 options to purchase our common stock with exercise prices ranging from CDN$0.17 to CDN$0.24 (~$0.114 to $0.183).

•

3,379,250 warrants to purchase our common stock with exercise prices ranging from CDN$0.17 to CDN$0.20 (~$0.128 to $0.147).  The total warrants include:

•

On January 8, 2004, the Company issued 1,000,000 warrants to purchase common shares for a period of two years exercisable at  CDN$0.17 ($0.128) per share.  This was part of a unit offering.

•

On April 21, 2004, the Company issued 2,379,250 warrants (including 37,500 warrants in connection with brokerage commission to First Associates Investment Inc.) to purchase common shares for a period of two years at CDN$0.20 ($0.147) per share.  This was part of a unit offering.

If the holders of these instruments convert them into our common stock, it will dilute the percentage ownership interest of current shareholders. It may also depress the price of our common stock, which may cause investors or lenders to reconsider investing in us and thus adversely affect our financing efforts.

Our operating results have fluctuated and may continue to fluctuate widely.

Our business is a seasonal business with the bulk of the revenues occurring in the 3rd and 4th quarters as students commence the new school term.  Our business is growing at a very rapid pace.  Quarterly and annual operating results have varied widely in the past and may continue to do so in the future.  Fluctuations in quarterly and annual results may adversely impact management's ability to accurately project the available revenue necessary for growing sales and revenue through internal funding.  Because we have a limited operating history and future operating results may be below the expectations of securities analysts and investors, the market price of our common stock may decline.

We have never paid cash dividends and are not likely to so in the foreseeable future.

We have never declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings for use in the operation and expansion of our business. We do not expect to pay any cash dividends in the foreseeable future but will review this policy as circumstances dictate.

There is currently no trading market for our common shares in the United States.

Our common shares are quoted on the TSX Venture Exchange and therefore have only a limited trading market.  We do not know if a more active trading market will ever develop. Investors may be unable to sell their shares due to our limited trading market.

Our common stock is illiquid and subject to price volatility unrelated to our operations.

The market price of our common stock could fluctuate substantially due to a variety of factors, including market perception of our ability to achieve our planned growth, quarterly operating results of other software companies, trading volume in our common stock, changes in general conditions in the economy and the financial markets or other developments affecting our competitors or us. In addition, the stock market is subject to extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to their operating performance and could have the same effect on our common stock.

ITEM 2

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

Our financial statements have been prepared in accordance with Canadian GAAP, which differ in certain significant respects from U.S. GAAP, and stated in United States Dollars.  Financial information should be read in conjunction with our financial statements and the notes thereto included elsewhere in this Registration Statement, including our audited consolidated financial statements for the year ended December 31, 2003, and our unaudited consolidated financial statements for the six months ended June 30, 2004.  Reference is made to Note 19 in our audited consolidated financial statements for the year ended December 31, 2003 for an explanation of all material differences between Canadian GAAP and U.S. GAAP.

The information contained in this Management's Discussion and Analysis of Financial Condition and Results of Operation contains "forward looking statements."  Actual results may materially differ from those projected in the forward-looking statements as a result of certain risks and uncertainties set forth in this report.  Although management believes that the assumptions made and expectations reflected in the forward looking statements are reasonable, there is no assurance that the underlying assumptions will, in fact, prove to be correct or that actual future results will not be different from the expectations expressed in this Registration Statement.

Overview

We, China Ventures Inc., are focused primarily on the distribution and development of educational and training materials in China.  Our main target market is the students and teachers from kindergarten to grade 12 in China. We, through our subsidiaries in China, CEN Smart and TTTC, develop Psychology, IT, Kindergarten and ESL textbook materials according to provincial and national curriculum standards.

Our educational books are developed by various authors in China and sent to various printing companies which produce the finished product.  There are no restrictions on the availability of raw materials which are used for production and there is a wide selection of printing companies to select from in China. Each print job is negotiated individually with the printing company.

Our main products include Psychology textbooks from grades 1 to 12 with an average retail price per book of less than $1 (~RMB5), Information Technology textbooks from grades 1 to 12 with an average retail price per package with CD of less than $2.5 (~RMB20), kindergarten educational materials with an average retail price per package of around $3 (~RMB25).  Other products include ESL educational materials, Ecology textbooks and high school examination guides.

Currently, substantially all of our revenues are derived from our interests in TTTC and its textbook distribution business.  Our cash flow and financial condition is dependent on TTTC.  TTTC sold approximately 3,787,000 books in 2002 and approximately 10,139,000 books in 2003.  In the first six months of 2004, we have sold approximately 5,998,000 books.  We estimate that our market share of the textbook and educational materials market is less than 1%.    We acquired NEB in September 2003.

In September 2003, we, through CEN Smart, expanded our product line and distribution network, to include Jilin and Jiangsu provinces, by acquiring NEB, a distributor of educational products in Changchun, China.  NEB specializes in the distribution of high school examination guides, which are course or book study guides similar to “Coles Notes” in Canada and “Cliff Notes” in the United States.  See “Description of Business – Acquisitions and Investments in 2003.”  During the year ended December 31, 2003, TTTC expanded its distribution channels through a strategic alliance with Xinhua Bookstore, the largest retail bookstore chain in China.  See “Description of Business – Our Distribution Business - Our Printing and Distribution Systems.”

On February 18, 2004, we announced our plan to start a new chain of kindergarten schools to be called the “New Happiness Kindergarten Schools”.  TTTC has developed a bilingual (Chinese and English) Kindergarten curriculum product that has been approved by the Ministry of Education.  We tested this curriculum in 300 kindergarten schools in China to determine if the curriculum improved student learning and to gauge market acceptance of our Kindergarten curriculum.  Our current plan is to acquire majority interests in some of the kindergarten schools which are using our kindergarten curriculum.  We currently have no kindergarten schools in operation and do not anticipate that we will acquire any interests in kindergarten schools until we have completed our evaluation of the market acceptance of the curriculum, we evaluated the financial viability of the kindergarten schools we will consider acquiring and we have raised sufficient financing to complete such acquisitions and fund the working capital requirements of the kindergarten schools we acquire, if any.  We do not anticipate that we will acquire any kindergarten schools until at least the second half of 2005, if at all.

On April 27, 2004, we announced the launch of a new web-based educational platform, which we refer to as CSOLL.  The platform provides a variety of products and services aimed at the kindergarten to grade 12 market in China.  We began an initial 6 month test of the CSOLL platform in 542 schools in various regions in Beijing, Tianjin City and Hebei Province.  We are evaluating the result of our initial test and continuing to the test our platform in the test schools.  We anticipate that csoll.com will allow us to market and sell our products using the Internet.  In connection with the CSOLL project, TTTC entered into agreements with Anhui Guoxun Education, Science and Technology, Zhongshang Xinhua Books Networks Co., Ltd., and the Education Research and Training Institute of Hainan Province.  See, “Description of Business - CSOLL Our web-based educational platform.”  During the test period, our CSOLL platform is operational, but we charge no fees and earn no revenue from the platform.  We do not anticipate that we will begin to charge fees or earn any revenues from the services that we offer until we have fully tested and evaluated the platform; the platform has gained market acceptance and is used by teachers, students and school administrators; the platform has been approved by the education authorities and we have raised sufficient financing to fully develop the platform and fund the working capital requirements of operating the platform.  We do not anticipate that we will earn any revenues from our CSOLL platform until at least  the fourth quarter of 2004 or first quarter of 2005, if at all.

Segmented information

Our operations are in two geographical areas: Canada and China.  Our principal corporate office is in Vancouver, Canada and our operating subsidiaries are located in China.  Sales revenue is generated from the operations in China.  Sales revenue is derived from the sale of textbooks and related educational materials.  Distribution income is net income paid to the Company directly by certain publishers who have sold finished products to customers.  These publishers accept all responsibility and risk of production cost of these products and pay the Company a negotiated percentage of final retail sales or a fixed fee.

For the year ended December 31, 2003, total consolidated revenue in China was $4,711,383 (2002: $2,051,211), including TTTC’s revenue of $4,083,000 (2002: $1,993,000) and CEN Smart $258,400 (2002: $58,000), and NEB’s distribution income of $369,600.  For more information, please refer to note 17 of our consolidated financial statements for the year ended December 31, 2003.  For six months ended June 30, 2004, total consolidated revenue in China was $998,933 (2003: $387,005), including TTTC’s revenue of $780,333 (2003: $387,005), CEN Smart $31,510 (2003: $nil), and NEB’s distribution income of $187,090 (2003: $nil).

Results of Operations

Year ended December 31, 2003 compared year ended to December 31, 2002

Revenue

We earn revenue from sales and distribution.  Sales revenue is mainly derived from the sale of textbooks and related educational materials that we develop, print and distribute.  Distribution income is net income paid to us directly by certain publishers who have sold finished products to customers.  These publishers accept all responsibility and risk of production cost of these products and pay us a negotiated percentage of final retail sales or a fixed fee.

On a consolidated basis, our total revenue was $4,711,000 in 2003, compared to $2,051,211 in 2002, an increase of $2,660,172 or 130%.  This increase was due to our acquisition of NEB in September 2003, which contributed $369,642 in distribution income since its acquisition in September 2003; and greater sales of IT, psychology and kindergarten textbooks in Sichuan Province by TTTC.  In 2002, TTTC sold 2,002,182 kindergarten books, 257,509 psychology books and 1,529,921 IT books.  In 2003, TTTC sold 4,046,695 kindergarten books, 2,661,730 psychology books, 2,580,354 IT books and approximately 850,000 books in other subject areas.  Sales revenue increased by $2,988,633 or 221% from $1,350,567 in 2002 to $4,339,200 in 2003.  Distribution income decreased $290,265 or 44% from $659,908 in 2002 to $369,643 in 2003.  The changes in sales revenue and distribution income were attributable to TTTC’s focus in 2003 in developing and printing educational products and relying less on arrangements with publishers for the distribution of our products.

Substantially all of our revenues, approximately $4,081,602, were derived from our interests in TTTC and its textbook distribution business.  TTTC sold approximately 3,787,000 books in 2002 and approximately 10,139,000 books in 2003.  Textbook sales increased as a result of increased marketing and sales efforts and our ability to sell our textbooks to new geographic markets including Guangdong and Henan Provinces.

Gross Profit

Costs of sales is primarily attributable to the revenue we derive from sales and includes costs related to development, printing, sales and distribution of educational products.  Our cost of sales increased by $1,696,218 or 165% from $1,029,591 in 2002 to $2,726,000 in 2003.  The increase in costs of sales correlated to the increase in total sales revenue from 2002 to 2003.  As a percentage of sales revenue, cost of sales improved from 76.2% of sales revenue in 2002 to 62.8% of sales revenue in 2003.

Our gross profits increased by 94% to $1,985,574 for the year ended December 31, 2003, from $1,022,000 for the year ended December 31, 2002.  Our gross profit margin was 42% for the year ended December 31, 2003, compared to 50% for the year ended December 31, 2002.  The decrease in gross profit margin was due in part to the increase in the portion of revenue we derived from sales revenue compared to distribution income in 2003.  We anticipate that gross profits will increase with increased sales as a result of our increased marketing and sales efforts and our expansion into other geographic areas in China.  Gross profit margins may increase if we are successful in increasing the number of distribution arrangements we enter into with publishers; however, we are not currently in position to predict an increase in distribution arrangements.

Expenses

On a consolidated basis, our expenses increased from $1,034,865 for the year ended December 31, 2002, to $1,780,109 for the year ended December 31, 2003.  However, the ratio of expenses to revenue for the year ended December 31, 2003, has decreased to 38% from 51% compared to the previous year as a result of increased incremental sales.  Our net loss per share decreased by 83% to $0.001 for the year ended December 31, 2003, from $0.006 for the year ended December 31, 2002.

The following is a discussion of certain major expense categories:

Bad debts

We had $214,617 in bad debts written off for the year ended December 31, 2003 (2002: $nil).  This was mainly due to the aged receivables in TTTC’s operations, which we reviewed and determined were uncollectable.  Since our acquisition of TTTC in August 2002, we have implemented new credit policies designed to better control and monitor account receivables.

Consulting and accounting

We had a total of $141,266 of consulting and accounting fees for the year ended December 31, 2003 (2002: $245,189).  The 2002 figure included a one-time bonus of $191,304 to a consultant for managing the operations of CEN Smart.  The consulting fee included $49,797 in 2003 (2002: $nil) paid to Cavalcanti Hume Funfer Inc., which provided us with investor relations advisory services.

Foreign exchange loss

We had a $71,120 foreign exchange loss for the year ended December 31, 2003 (2002: $15,028).  Our reporting currency is the United States dollar.  The exchange rate of the Chinese Renminbi (“RMB”) against U.S. dollar was stable throughout the year and there was a slight foreign exchange gain of $2,055 in 2003.  However, due to the strong Canadian dollar (“CDN”) relative to the U.S. dollar in 2003, there was a foreign exchange loss of $73,175 on the financial results of our principal office operations.

Interest

We had $8,646 in interest expense for the year ended December 31, 2003 (2002: $33,425).  In 2003, we repaid $561,385, including short-term and long-term debts bearing interest at 20%, to reduce the total short-term and long-term loans to $188,814.  Interest expense was offset by $2,540 in interest income for the year ended December 31, 2003 (2002: $40,736).  The decrease in the interest income was due to a one-time interest income of $26,569 from a textbook distribution project in 2002.

Legal and audit

We had $141,103 in legal and audit fees for the year ended December 31, 2003 (2002: $82,573).  Legal fees incurred by our head office were $64,786 for the year ended December 31, 2003, compared to $22,180 for the year ended December 31, 2002.

We incurred a significant increase in legal fees due to the increase in the number of financings completed by the Company, the acquisition of NEB, our evaluation of the process required for seeking a listing in the United States and an increased number of collaboration agreements.  Audit fee incurred by our head office was $23,717 for the year ended December 31, 2003, compared to $28,893 for the year ended December 31, 2002.

Our subsidiaries in China incurred legal fees totaling $13,933 for the year ended December 31, 2003, compared to $16,938 for the year ended December 31, 2002; and audit fees of $38,667 for the year ended December 31, 2003, compared to $14,562 for the year ended December 31, 2002.

Media services

We incurred $17,270 in media related expenses in connection with news and media releases in 2003 (2002: $3,434) due to the increase in corporate and business activities.

Office

We incurred office expenses, including office administration, rental, postage, telephone, repairs and maintenance, of $226,249 for the year ended December 31, 2003 (2002: $148,745).  The increase was mainly due to our increased operations in China and our acquisition of NEB.  TTTC was acquired in August, 2002; therefore, our consolidated office expenses in 2002 only reflected TTTC’s office expenses for four months, approximately $65,605.  TTTC’s office expenses were $141,224 for the twelve-month period ended December 31, 2003, compared to $65,605 for the four-month period ended December 31, 2002.  In addition, administration expenses increased due to the significant increase of sales activities and textbook shipments.

Regulatory fees and annual report

We incurred regulatory fees and report expenses of $54,089 for the year ended December 31, 2003 (2002: $10,469).  The increase was due to an increase in financing activities and reporting activities and increased costs related to preparing, printing and mailing materials for our annual report in 2003.

Salaries and benefits

We incurred salaries and expenses of $372,585 for the year ended December 31, 2003 (2002: $274,314).  The increase was primarily due to our expansion of our operations in China and our acquisition of NEB in September, 2003.  Our consolidated salaries expenses in 2002 reflected TTTC’s salary and benefit expenses for the four-month period after the acquisition.  TTTC’s salaries and benefits expenses were $185,776 for the twelve-month period ended December 31, 2003, compared to $56,517 for the four-month period ended December 31, 2002.  TTTC had over 30 full and part-time employees in 2003.

Salaries expenses for our principal corporate office personnel decreased by 26% to $139,110 in 2003 from $188,876 in 2002, as a result of layoffs of three employees in July, 2003 in an effort to reduce our overhead.  Salary expenses at our principal corporate office consisted of salaries paid to our Chairman and our President.

We incurred other salary expenses of $47,699 in 2003, including NEB’s salaries expense of $15,563 for the three-month period ended December 31, 2003, and CEN Smart’s salaries expense of $32,136 for the twelve-month period ended December 31, 2003, compared to $28,921 in 2002.

Stock-based compensation

We incurred stock-based compensation expenses of $152,497 for the year ended December 31, 2003 (2002: $nil).  Effective January 1, 2003, we adopted, on a prospective basis, the recommendations of CICA Handbook, Section 3870, Stock-based Compensation and Other Stock-based Payments.  The recommendations require that compensation for all awards made to non-employees and certain awards made to employees, officers, and directors including stock appreciation rights, direct awards of stock awards that call for settlement in cash or other assets, be measured and recorded in the financial statements at fair value.  Stock-based compensation granted to employees, non-employees, officers, and directors is recorded at the fair value as determined using the Black-Scholes option valuation model.  For more information, please refer to note 12 of our consolidated financial statements.

Travel

Travel expenses were $111,707 for the year ended December 31, 2003 (2002: $48,985).  This significant increase was due to operations in TTTC, including sales and marketing activities for promoting book sales and building relationships with potential customers in different cities and provinces, and staff training benefits in different cities.  TTTC’s total travel expenses were $93,976 in 2003 compared to $28,171 in 2002.  The other travel expenses were $17,731 in 2003 compared to $20,814 in 2002.

Net Loss

Our net loss decreased by $682,564 or 88% to $97,200 or $0.001 per share for the year ended December 31, 2003, compared to a net loss of $779,764 or $0.006 per share for the year ended December 31, 2002.  The decrease in net loss resulted, in part, from adjustments in 2002 for impairment loss on goodwill in the amount of $730,000 related to a writedown in the value of the CEN website after estimating the present value of future cash flows.

Three months ended June 30, 2004 compared to June 30, 2003

Revenue

We earn revenue from sales and distribution.  Sales revenue is mainly derived from the sale of textbooks and related educational materials that we develop, print and distribute.  Distribution income is net income paid to us directly by certain publishers who have sold finished products to customers.  These publishers accept all responsibility and risk of production cost of these products and pay us a negotiated percentage of final retail sales or a fixed fee.

On a consolidated basis, our total revenue was $439,987 for the three months ended June 30, 2004, compared to $258,686 for the same period in 2003, an increase of $181,301 or 70%.  Sales revenue for the three months ended June 30, 2004 and 2003 were approximately the same at $256,883 and $258,589, respectively.  Distribution income was $182,061 during the three months ended June 30, 2004.  We had no distribution income during the three months ended June 30, 2003.  Distribution income increased as a result of the distribution income from NEB for the three months ended June 30, 2004, which we acquired in September 2003.

Substantially all of our revenues were derived from our interests in TTTC and NEB’s textbook distribution business.  TTTC sold approximately 86,326 books during the three months ended June 30, 2004 and approximately 38,113 books during the same period in 2003.  Textbook sales are expected to increase substantially in the third and fourth quarters as a result of the start of the new school year, our increased marketing and sales efforts and our ability to sell our textbooks to new geographic markets including  Guangdong and Henan Provinces.

Gross Profit

Costs of sales is primarily attributable to the revenue we derive from sales and includes costs related to development, printing, sales and distribution of educational products.  Our cost of sales increased by $73,647 or 53% to $212,324 for three months ended June 30, 2004 from $138,677 during the same period in 2003.  Costs of sales outpaced total sales revenue due to our increased sales activities during the second quarter of 2004, as compared to 2003.

Our gross profits increased by 90% to $227,663 for the for three months ended June 30, 2004, up from $120,009 for the same period in 2003.  Our gross profit margin was 52% for the three months ended June 30, 2004, compared to 46% for the same period in 2003.  The increase in gross profit margin was due in part to the increase in the portion of revenue we derived from distribution income in the three months ended June 30, 2004.  We anticipate that gross profits will increase with increased sales as a result of our increased marketing and sales efforts and our expansion into other geographic areas in China.  Gross profit margins may increase if we are successful in increasing the number of distribution arrangements we enter into with publishers; however, we are not currently in position to predict an increase in distribution arrangements.

Expenses

On a consolidated basis, expenses have increased to $436,983 for the three months ended June 30, 2004 from $418,264 for the three months ended June 30, 2003.  The ratio of expenses to revenue for the three months ended June 30, 2004 has decreased to 99% from 162% compared to the same period last year.

The following is a discussion of the certain major expense categories for the three months ended June 30, 2004:

Consulting and accounting

We had a total of $70,955 of consulting and accounting fees for the three months ended June 30, 2004 compared to $55,883 for the same period ended 2003.

The total consulting fee for the three months ended June 30, 2004 was $57,324 compared $36,688 for the same period ended 2003.  The significant increase in 2004 was due to a few one-time payments to consultants, such as $10,281 for an ad-hoc research report, $16,092 for some consulting and marketing projects, and $12,791 (~RMB100,000) to Chinese Education Association in China who provides consulting services in book projects and education related projects.   We engaged vFinance to provide financial advisory services in May 2004.  The monthly fee for the advisory service is $2,000.  By comparison, the consulting fee for the three months ended June 30, 2003 included $16,274 paid to Cavalcanti Hume Funfer Inc. (“CHF”), which provided us with investor relations advisory services.  In April 2004, we terminated the contract with CHF and only require their services on an ad-hoc basis.  Therefore, we paid no fees to CHF during the three months ended June 30, 2004.  The increase was mainly due to the number of one-time projects and fixed monthly fee to vFinance and the consultant, Mr. Raymond Skiptunis.  The consulting fee included $13,288 for the three months ended June 30, 2004 to Mr. Skiptunis, who has provided us financial and investment advisory services since February 23, 2004.  On July 9, 2004, we terminated the consulting agreement with him.  We made the last payment of $5,000 to Mr. Skiptunis in July 2004.

Accounting fees totaled $13,631 for the three months ended June 30, 2004 compared to $19,195 for the three months ended June 30, 2003.  The decrease was due to the change of an hourly rate to a monthly fee.  We anticipate that accounting fees will increase in future periods as we increase business activities and implement additional internal controls and procedures.

Foreign exchange gain/loss

We had $6,072 in foreign exchange gain for three months ended June 30, 2004 compared to $63,877 in foreign exchange loss for the three months ended June 30, 2003.  The foreign exchange gain in 2004 was mainly due to our head office operations in which a strong USD relative to Canadian dollar.  By comparison, we recognized a significant loss in 2003 due to the private placements on June 19, 2003 and the effective exchange rate of Renminbi to Canadian dollars.

Interest

We had $9,230 in interest expenses for the three months ended June 30, 2004 compared to interest income of $18,783 for the three months ended June 30, 2003.  In the quarter ended June 30, 2004, we paid interest of 8% per annum on a loan of $500,000 from Wild Coyote Securities Ltd., which was advanced to us on March 16, 2004.  The aforementioned interest income of $18,783 for the quarter ended June 30, 2003 was as a result of interest recovery from a $160,000 loan from Beijing Anli Information and Consulting Company Ltd., a shareholder of China Ventures Inc.  The loan bore interest at 20% per annum.  We booked the interest expense Anli forgave part of the interest payable to them in the second quarter of 2003 creating a requirement for us to reverse the interest expense.  We repaid the loan in the third quarter of 2003.

Legal and audit

We had $28,876 in legal and audit fees for the three months ended June 30, 2004 compared to $22,682 for the three months ended June 30, 2003.

Legal fees were $26,925 for the three months ended June 30, 2004 compared to $20,270 for the three months ended June 30, 2003.  The significant increase was due to the ad hoc legal services for the annual general meeting and the extraordinary general meeting that provided by Fraser Milner Casgrain LLP; and the legal services for our Securities Exchange Act registration that provided by Dorsey & Whitney LLP.  We had no extraordinary general meeting in 2003.

Audit fees were $1,951 for the three months ended June 30, 2004 compared to $2,412 for the three months ended June 30, 2003.  The significant decrease was due to an adjustment on the audit fees in TTTC and CEN Smart.  The total adjusted audit fees were reduced from $27,756 (~RMB230,000) to $20,514 (~RMB170,000) for the 2003 audit in TTTC and CEN Smart.  Therefore, there was an adjustment of $7,242 (~RMB60,000) in the second quarter of 2004.  The audit fee for head office was $9,193 for the three months ended June 30, 2004.  By comparison, audit fees for head office were $2,412 for the three months ended June 30, 2003.  The increase was due to the increasing activities of the Company such as the compliance in the US GAAP reporting and audit requirements for our Securities Exchange Act registration.

Legal and audit fees are expected to increase during 2004 as a result of additional regulatory requirements and review required for our internal controls and procedures.  Upon effectiveness of our Securities Exchange Act registration, we will also be subject to additional U.S. corporate governance requirements under the Sarbanes-Oxley Act of 2002 and the rules and regulations of the Securities and Exchange Commission.

Office

We incurred a total of $32,850 (including head office: $11,818; CEN Smart: $4,537; TTTC: $15,442; and NEB: $1,053) in office expenses, including office administration, rental, postage, telephone, transportation, repairs and maintenance for the three months ended June 30, 2004 compared to total office expenses of $56,863 (including head office: $8,709; CEN Smart: $12,720; TTTC: $35,434; and NEB: $nil) for the three months ended June 30, 2003.  The decrease was due to management of China’s operation implementing a cost cutting and cost management plan in order to control or reduce any indirect expenses.

Regulatory fees and annual report expenses

We incurred $32,617 in regulatory fees and annual report expenses for the three months ended June 30, 2004 compared to were $13,788 for the three months ended June 30, 2003.  The significant increase was the annual report expenses of $15,131 and the related annual report expenses for the agent fees and for regulatory filing to TSX Exchange.  Most of the expenses for 2002 Annual Report were recorded in the third quarter of 2003 and most of the expenses for 2003 Annual Report were recorded in the second quarter of 2004.  Therefore, the increase was also due to the timing of our recording of these expenses.

Salaries and benefits

We incurred $114,853 in salaries and expenses for the three months ended June 30, 2004 compared to $93,239 for the three months period ended June 30, 2003.  The increase of expenses was related to new hires for China operations.  The salary expenses at head office consisted of salaries and benefits paid to the Chairman and the President of China Ventures.  There was no salary change compared to the second quarter of 2004 and 2003.  The group benefit plan in the head office was cancelled in February 2004 and the new plan would be set up in August 2004.

Stock based compensation

We incurred $56,290 of expenses in connection with stock based compensation for the three months ended June 30, 2004.  The options were vested to two consultants and three officers.

Effective January 1, 2003, we adopted, on a prospective basis, the recommendations of CICA Handbook Section 3870, Stock based Compensation and Other Stock-based Payments.  The recommendations require that compensation for all awards made to non-employees and certain awards made to employees, officers, and directors including stock appreciation rights, direct awards of stock awards that call for settlement in cash or other assets, be measured and recorded in the financial statements at fair value.  Stock-based compensation granted to employees, non-employees, officers, and directors is recorded at the fair value as determined using the Black-Scholes option valuation model.  For more information, please refer to note 13 of the interim consolidated financial statements for the period ended June 30, 2004.

Travel

Travel expenses were $25,003 (including head office: $8,779, TTTC: $15,901, and NEB: $323) for the three months ended June 30, 2004 compared to $18,512 (including head office: $1,013, CEN Smart: $1,246, TTTC: $16,253) for the three months ended June 30, 2003.  This increase was due to increased head office travel expenses related to management of our China operations and evaluation of new business opportunities.

Net Loss/Profit

Net loss has decreased by 33% to a net loss of $185,478 for the three months ended June 30, 2004 compared to a net loss of $277,066 for the three months ended June 30, 2003.  The net loss per share has decreased by 41% to $0.0013 for the three months ended June 30, 2004 from $0.0022 for the same period in the previous year.

For the six months period ended June 30, 2004 Compared to June 30, 2003

Revenue

On a consolidated basis, our total revenue was $1,000,252 for six months ended June 30, 2004, compared to $387,365 for the same period in 2003, an increase of $612,887 or 158%.  Sales revenue increased $424,838 or 110% from $387,005 for the six months ended June 30, 2003 to $811,843 for the six months ended June 30, 2004.  This increase was due to greater sales of IT, psychology and kindergarten textbooks in Sichuan Province by TTTC and the revenue from NEB.  The number of textbooks sold by TTTC in the six months ended June 30, 2003 was 568,236 compared to 737,116 for the six month period ended June 30, 2004.  NEB’s revenue for the six month period ended June 30, 2004 was $187,090 which we have classified as distribution income.  Distribution income increased as a result of the distribution income from NEB for the three months ended June 30, 2004, which we acquired in September 2003..  Distribution income increased as a result of the distribution income from NEB for the three months ended June 30, 2004, which we acquired in September 2003.  We anticipate that distribution income will increase as a percentage of total revenue as we pursue arrangements with publishers to improve our cash flow by permitting publishers to incur the initial costs of printing, inventory and distribution.

Substantially all of our revenues, approximately $811,843 in sales revenue and $187,090 in distribution income, were derived from our interests in TTTC and NEB’s textbook distribution business.  TTTC sold approximately 737,116 books during the six months ended June 30, 2004 and approximately 568,236 books during the same period in 2003.  Our operations are highly seasonal because textbook purchases by students are generally made just prior to the start of the school year in the Fall season.  Consequently, textbook sales are expected to increase substantially in the third and fourth quarters as a result of the start of the new school year, our increased marketing and sales efforts and our ability to sell our textbooks to new geographic markets including Guangdong and Henan Provinces.

Gross Profit

Cost of sales is primarily attributable to the revenue we derive from sales and includes costs related to development, printing, sales and distribution of educational products.  Our cost of sales increased by $385,855 or 165% to $618,856 for three months ended June 30, 2004 from $233,001 during the same period in 2003.  The increase in cost of sales correlated to the increase in total sales revenue from the first half of 2004 compared to the first half of 2003.  Cost of sales outpaced sales revenue in the second quarter of 2004 as we increased our sales efforts to market our products.  As a percentage of sales revenue, cost of sales improved to 76.2% of sales revenue in the first half of 2004 from 60.2% of sales revenue in the first half of 2003.

Our gross profits increased by 147% to $381,396 for the for six months ended June 30, 2004, up from $154,364 for the same period in 2003.  Our gross profit margin was 38% for the six months ended June 30, 2004, compared to 40% for the same period in 2003.  We anticipate that gross profits will increase with increased sales as a result of our increased marketing and sales efforts and our expansion into other geographic areas in China.  Gross profit margins may increase if we are successful in increasing the number of distribution arrangements we enter into with publishers; however, we are not currently in position to predict an increase in distribution arrangements.

Expenses

On a consolidated basis, expenses decreased by $82,526 or 10% to $756,801 for the six months ended June 30, 2004 compared to $839,327 for the six months ended June 30, 2003.  The following is a discussion of the certain major expense categories for the six months ended June 30, 2004:

Consulting and accounting

We incurred a total of $103,743 of consulting and accounting fees for the six months ended June 30, 2004 compared to $96,261 for the same period last year.

Consulting fees were $78,413 for the six months ended June 30, 2004 compared to $62,219 for the same period last year.  The increase was mainly due to the engagement with a few consultants, which increased consulting fees by approximately $25,210, and vFinance which provided us with corporate finance consulting services for $2,000 per month.

Accounting fees were $25,330 for the six months ended June 30, 2004 compared to $34,042 for the same period last year.  The decrease was mainly due to payment terms being changed from hourly rate to a fixed fee basis plus an ad hoc project fee.  We anticipate that accounting fees will increase as we expand and diversify our business operations.

Foreign exchange gain/loss

We incurred a foreign exchange gain of $8,051 for the six months ended June 30, 2004 compared to a loss of $78,637 for the same period last year.  The exchange rate of the RMB against US Dollar was fairly stable.  The significant loss for the six months ended June 30, 2003 was mainly due to the exchange loss for RMB funds we in connection with private placements and the currency exchange from RMB to the Canadian Dollar.

Interest

We incurred $12,605 in interest expenses for the six months ended June 30, 2004 compared to $11,103 for the same period last year.  The interest expenses for the six months ended June 30, 2003 were for other creditors in China with bearing interest at 20% per annum.  We paid off the entire interest-bearing loan in the third quarter of 2003.  For the six months ended June 30, 2004, the interest expenses were mainly from the loan in the amount of [$500,000] from Wild Coyote Securities which bears at 8% per annum.

Legal and audit

We incurred $47,414 in legal and audit fees (including legal fees: $36,315; and audit fees: $11,099) for the six months ended June 30, 2004 compared to $50,005 (including legal fees: $43,759; and audit fees: 6,246) for the six months ended June 30, 2003.

The nature of the legal fees is mainly for general corporate matters.  Legal fees decreased slightly as a result of our decision to use a third-party filing agent to assist us with our Canadian regulatory filings on SEDAR, which reduced filing expenses by approximately $2,000 during the period.  This reduction was off set by an increase in legal fees incurred by us in the second quarter of 2004 in connection with our preparation and filing of a registration statement on Form 10-SB to register our common shares under the Securities Exchange Act of 1934.  We anticipate that legal fees will increase in the third and fourth quarters due to increased reporting and other obligations in connection with our Securities Exchange Act registration and reporting requirements in the United States.

The increase of audit fees was due to a number of reasons; the increasing operational activities of the Company, an additional subsidiary with the acquisition of NEB, and advisory services on the new rules and regulations of Canadian Public Accounting Board and the US GAAP for the financial reporting in connection with our Securities Exchange Act registration.

Office

Office expenses were $85,606 (including head office: $19,399; CEN Smart: $13,246; TTTC: $50,263; and NEB: $2,698) for the six months ended June 30, 2004 compared to $116,485 (including head office: $16,550; CEN Smart: $24,580; TTTC: $75,355; and NEB: $nil) for the same period in 2003.  The significant decrease was due to cost management plan in China’s operation.

Regulatory fees and annual report expenses

There were $36,396 in regulatory fees and annual report expenses for the six months ended June 30, 2004 compared to $17,147 for the six months ended June 30, 2003.  The increase was mainly due to the timing of record of annual report and related expenses for 2002 Annual Report and 2003 Annual Report.

Salaries and benefits

Total salaries and benefits were $219,582 for the six months ended June 30, 2004 compared to   $172,085 for the same period last year.  Part of the expense increase was the additional staffing for our CSOLL platform development and operation and NEB’s staff which were not included in our income statement until after the acquisition in September 2003.

Stock based compensation

We incurred $78,307 of expenses in connection with stock based compensation for the six months ended June 30, 2004.  For more information, please refer to note 13 of the interim consolidated financial statements for the period ended June 30, 2004.

Travel

Total travel expenses were $40,955 (including head office: $16,903, TTTC: $23,729, and NEB: $323) for the six months ended June 30, 2004 compared to $55,639 (including head office: $6,997, CEN Smart: $1,596, and TTTC: $47,046) for the same period last year.  Head office’s travel expenses increased significantly which due to more frequent traveling for corporate and business development and travel expenses paid in connection with our public accountants’ audit of our operations in China.

Net Loss

Net loss decreased by 43% to a net loss of $335,740 for the six months ended June 30, 2004 compared to a net loss of $590,333 for the six months ended June 30, 2003.  Net loss decreased as a result of our efforts to lower operational expenses through cost cutting and cost control plans of our operations in China.  The net loss per share has decreased by 50% to $0.0023 for the six months ended June 30, 2004 from $0.0046 for the same period in the previous year.

Liquidity and Capital Resources

We had working capital of $1,259,000 with cash and cash equivalent balances of $1,308,000 as at June 30, 2004, compared to $952,000 with cash and cash equivalent balances of $1,177,000 as at December 31, 2003.  The increase of working capital was mainly due to the completion of private placements to raise $708,168 and an increase in inventory.

We generated a positive cash flow from operations of $146,000 for the year ended December 31, 2003, compared to a cash flow deficit of $389,000 for the previous year.  Cash flow from operations was in a deficit position of $834,000 for the first two quarters of 2004 compared to $289,000 in the same period of last year.  The increase of the deficit position was mainly due to the significant payment to creditors in the first quarter of 2004, the increase of other receivables, and the build up of inventory for the operating activities.

Cash flow from investing was in a deficit position of $248,000 for the year ended December 31, 2003, compared to a positive position of $45,000 in 2002.  Cash flow from investing was in a deficit position of $142,000 for the first two quarters of 2004 compared to $30,000 in the same period of last year.  The significant increase in the first half of 2004 was due to the investment in various book projects from NEB and an ESL project from CEN Smart.

Cash flow from financing was in a positive position of $1,036,000 for the year ended December 31, 2003 compared to using cash of $444,000 in 2002.  During 2003, we raised $1,728,000 by issuing shares in private placements and warrant exercises, repaid $385,000 in short-term debt and $177,000 in long-term debt and $131,000 in payables to related parties.  During 2002, we repaid $696,000 in short-term debt and received $62,000 in long-term debt and $190,000 in loans from related parties

Cash flow from financing was in a positive position of $1,107,000 for the first two quarters of 2004 compared to $702,000 in the same period of last year.  During the first six months in 2004, we raised $708,000 and compared to $1,162,000 in the same period last year.  Part of the increase of cash flow from financing was the loan of $500,000 from Wild Coyote Securities.

Inventory days on hand decreased to 31 days for the year ended December 31, 2003 from 64 days for the year ended December 31, 2002 which indicates the improvement of management’s level of efficiency in managing inventory.  Accounts receivable days on hand has increased to 45 days for the year ended December 31, 2003 from 32 days for the year ended December 31, 2002 which indicates a longer collection period from its customers.  Accounts payable days on hand has decreased to 139 days for the year ended December 31, 2003 from 328 days for the year ended December 31, 2002 which indicates a shorter financing period from its suppliers and the improvement of our cash flow position.  We also improved its operating cycle to 76 days for the year ended December 31, 2003 from 96 days for the year ended December 31, 2002.

Our only internal sources of liquid assets are cash flows from operations.  We have no standby line of credit, nor have we been able to make arrangements for such line of credit. We have no external sources of liquid assets.

We will need additional capital to implement the business strategies related to our business plan to launch our planned web-based educational platform: www.csoll.com and to establish a chain of kindergarten schools called “The New Happiness Kindergarten Schools.”

Assuming that adequate working capital is available and we are successful in launching our planned web-based educational platform, management believes that the scale of our operations could change very dramatically.  In management’s view, the most important factor in determining the success or failure of the platform will be the speed of acceptance of the education sector of the use of computer technology and the Internet to access information and use it as a tool for carrying on commercial transactions.  At this time, management believes it is premature to give any reliable estimates on the revenue generating potential of the platform.  Our projected budget for the platform is estimated to be $3,000,000 over the next two years.

In addition, we have not launched our New Happiness Kindergarten Schools, and anticipate that we will raise additional capital to implement this business plan.  The success or failure of our New Happiness Kindergarten Schools project will depend upon a variety of factors:  ability to attract qualified teachers and administrators, ability to assemble quality curriculum materials, ability to attract students willing to pay posted tuition fees, and ability to raise the required capital to establish schools.  We are in the process of developing a budget for our New Happiness Kindergarten Schools project and, at this point in time, management believes it is premature to estimate the costs or revenue generating potential of the project.

Finally, our financial statements have been prepared on the basis of accounting principles applicable to a going concern.  The “going concern” basis of presentation assumes that we will continue for the foreseeable future and will be able to realize its assets and discharge our liabilities and commitments in the normal course of business. The continuation of our operation as a going concern in the next fiscal year is dependent upon the approval by the relevant authorities for the repatriation of funds from China to fund the operations of our head office, and the achievement of profitable operations in China.  The State Administration of Foreign Exchange ("SAFE")

 administers foreign exchange dealings and requires that they are transacted through designated financial institutions. All Foreign Investment Enterprises ("FIEs") may buy and sell foreign currency from designated financial institutions in connection with current account transactions, including, but not limited to, profit repatriation.  With respect to foreign exchange needed for capital account transactions, such as equity investments, all enterprises in China (including FIEs) are required to seek approval of the SAFE to exchange Yuan into foreign currency.  When applying for approval, such enterprises will be subject to review by the SAFE as to the source and nature of the Yuan funds.  According to the 1999 Circular on Relevant Questions Concerning the Remittance of Profits, Dividends and Bonuses out of China through Designated Foreign Exchange Banks, effective from 1 October 1999, an FIE is permitted to remit profits, dividends and bonuses out of China in proportion to the amount of registered capital that has been paid up, notwithstanding that its registered capital has not been paid up pursuant to its constitutional documents.

Contractual Obligations and Commitments

Our only internal sources of liquid assets are cash flows from operations.  We have no standby line of credit, nor have we been able to make arrangements for such line of credit. We have no external sources of liquid assets.

As at December 31, 2003, we had the following contractual obligations and commercial commitments:

Contractual Obligations	Payments Due by Period
	Total	Less Than One Year	1-3 Years	4-5 Years	After 5 Years
Long-Term Debt Obligations	$188,814	$128,843	$59,971	--	--
Capital Lease Obligations	--	--	--	--	--
Operating Leases	--	--	--	--	--
Purchase Obligations	--	--	--	--	--
Other Long-Term Liabilities	--	--	--	--	--
TOTAL	$188,814	$128,843	$59,971	--	--

As at June 30, 2004, we had the following contractual obligations and commercial commitments:

Contractual Obligations (As at June 30, 2004)	Payments Due by Period
	Total	Less Than One Year(1), (2), (3)	1-3 Years	4-5 Years	After 5 Years
Long-Term Debt Obligations	$592,644	$544,371	$48,273	--	--
Capital Lease Obligations	--	--	--	--	--
Operating Leases	--	--	--	--	--
Purchase Obligations	--	--	--	--	--
Other Long-Term Liabilities	--	--	--	--	--
TOTAL	$592,644	$544,371	$48,273	--	--

(1)

We have an obligation to repay a loan of US$500,000 which it incurred on March 16, 2004 in the head office.  We currently have sufficient cash and cash equivalents to repay this loan.

(2)

We have a short-term loan of US$44,371 (RMB 367,689) is to a minority shareholder of TTTC in China.  The currency for this loan is RMB.  The loan was paid on July 26, 2004.

(3)

We have a long-term loan of US$48,273 (RMB400,022) related to an auto financing loan in China.  The currency for this loan is RMB.  We currently have sufficient cash and cash equivalents to repay this loan.

As of June 30, 2004, we had total current liabilities of US$1,316,821 and cash and cash equivalents of US$1,307,954.   We believe the our cash and cash equivalents and cash flow from operations will be sufficient to satisfy our working capital requirements as they become due.

We have no material commitments for capital expenditures at this time.

We intend to finance any expansion of our existing operations (textbook, study aids, Kindergarten curriculum and ESL materials) from cash flow from operations, or a combination of cash flow from operations and financing.  We anticipate we will be able to meet our contractual obligations from operating cash flow.  In the event that operating cash flow is insufficient to meet our contractual obligations, we will be required to raise new financing to cover the shortfall through the issue of debt or equity. There can be no assurance such new financing will be available or accessible on reasonable terms.

Trends

According to the National Bureau of Statistics of China for 2003, the gross domestic product (“GDP”) of the country was calculated at USD 1.4099 trillion (~ RMB 11.6694 trillion), with an annual real rate of GDP growth at 9.1%; 1.1 percentage points more than 2002.  The average Chinese family sets aside 10% of its savings for education according to the United Nations Educational, Scientific, and Cultural Organization.  Many parents are willing to invest in their children for better and higher education because it is critical for their future opportunities and advancement.  The educational system in China is under pressure to reform and develop.  China understands the country's international competitiveness will depend greatly on the quality of its human resources.  On March 14, 2004, the second session of the 10th National’s People’s Congress concluded that China advocates “putting people first” as its development model.  The Chinese government sets education as a strategic priority in the China Agenda for Education Reform and Development.  The investment environment and financial and legal systems in China will be further improved due to the implementation of open policies, admission into the WTO, and the granting of the 2008 Olympic Games to Beijing.  Competition will increase because of the enormous business opportunities in China.

Our current core business is the development and distribution of educational textbooks and related materials.  Our textbook products include Psychology, Information Technology, Ecology, kindergarten curriculum, ESL educational materials, and high school examination guides.  We believe that these educational materials are becoming more important in the school system due to the policy of one child per household, bilingual requirements in the business sector, rapid growth and opportunities in the technology sector, and the environmental issues in China.

Under current Chinese law, private companies such as TTTC are not permitted to act as publishers and publishers are state owned.  We currently work, and enter into cooperation agreements, with state owned publishers under arrangements where we develop and furnish the content of our textbooks and the publishers publish the textbooks on our behalf.  In August 2004, the State Administration of Press and Publications announced in line with pledges China made upon entry into the WTO in 2001 that foreign companies will be enter the publishing business by the end of 2004.  We have not had the opportunity to evaluate the impact that these new rule changes will have on our business or operations.  We anticipate that we may face increased competition from foreign competitors who enter the market and the profit margins on our products may decrease if our competitors compete on price or are able to publish their textbooks at lower cost.  We may also have greater flexibility in publishing our educational materials and we may be able to publish our textbooks at lower cost.  As of the date of this registration statement, we are unable to predict the impact that these new rule changes will have on our business or results of operations.

In the first half of 2004, we announced plans for diversify our business by undertaking two new initiatives:

The New Happiness Kindergarten Schools - We plan to establish a chain of kindergarten schools called “The New Happiness Kindergarten Schools.”  TTTC has developed the only bilingual (Chinese and English) Kindergarten curriculum product approved by the Ministry of Education, which we tested in 300 kindergarten schools in China.  We are continuing to evaluate market acceptance of the curriculum and the progress of the kindergarten schools using the curriculum.  Our current plan is to acquire majority interests in some of the kindergarten schools which are using our kindergarten curriculum.  We currently have no kindergarten schools in operation and do not anticipate that we will acquire any interests in kindergarten schools until we have completed our evaluation of the market acceptance of the curriculum, we evaluated the financial viability of the kindergarten schools we will consider acquiring and we have raised sufficient financing to complete such acquisitions and fund the working capital requirements of the kindergarten schools we acquire, if any.  We do not anticipate that we will acquire any kindergarten schools until at least  the second half of 2005, if at all.

CSOLL Web-based Educational Platform:  We plan to commercialize a web-based educational resources platform, we refer to as CSOLL.  In April, 2004, we began a 6 month test of the platform in 542 schools in various regions in Beijing, Tianjin City and Hebei Province.  We intend to change the CSOLL platform based on the feedback we receive from teachers, students, administrators and commissions that use the platform.  We plan to earn revenue from membership fees, download fees, distribution income, advertising, on-line consulting service, and hosting fees.  During the test period, our CSOLL platform is operational, but we charge no fees and earn no revenue from the platform.  We do not anticipate that we will begin to charge fees or earn any revenues from the services that we offer until we have fully tested and evaluated the platform; the platform has gained market acceptance and is used by teachers, students and school administrators; the platform has been approved by the education authorities and we have raised sufficient financing to fully develop the platform and fund the working capital requirements of operating the platform.  We do not anticipate that we will earn any revenues from our CSOLL platform until at least  the fourth quarter of 2004 or first quarter of 2005, if at all.

In order to implement these two initiatives, we will be required to invest substantial resources in the form of management resources, marketing and sales resources and cash.  We anticipate that we will be required to raise additional financing during 2004 and 2005 to meet the capital requirements for these projects.  We plan to raise capital for the projects through equity and debt financing.  On April 5, 2004, we entered into an investment advisory agreement with vFinance to provide us with corporate finance consulting services and to assist us in developing a strategy to raise capital.  We pay vFinance a flat fee of $2,000 per under the agreement.  The agreement expires on October 5, 2004.  We currently have no commitments for such financing and such financing may not be available on terms that are acceptable to us, if at all.

We experience seasonal fluctuations in our sales.  The operations of the business are highly seasonal, with over 90% of operating income in China recognized in the second half of the fiscal year.  The seasonality of the education market is significantly influenced by national, provincial and local school schedules and because textbook purchases by students are generally made just prior to the start of the school year in the autumn.  We are required to produce significant amounts of inventory prior to those periods in order to meet customer delivery requirements.  This seasonality causes significant pressure on us to monitor production and distribution accurately to satisfy these delivery requirements.  To a lesser extent, the cyclicality of our business is also attributable to fluctuations in paper prices and printing costs.  Lower than expected sales during the adoption period of a new title or a general economic downturn in our market or industry could have a material adverse effect on the timing of our cash flows and, therefore, on our ability to service our obligations.

Subsequent Events To June 30, 2004

On July 9, 2004, we terminated the consulting agreement with Raymond Skiptunis, a consultant in the States who provides financial and investment advisory services to us since February 23, 2004.  The total options granted to him were 1,000,000 pursuant to the consultant agreement.  As of June 30, 2004, 500,000 options were vested to Mr Skiptunis.  Mr. Skiptunis has the right to exercise his vested options within 90 days from the date of termination.  The remaining 500,000 non-vested options were cancelled on the date of termination.

On July 27, 2004, TTTC has signed an agreement with the Education Research and Training Institute of Hainan Province to finance, construct, and operate a special section on TTTC’s platform.  This section is called “The Hainan Province Education Resources Section” which will be designated as the exclusive source of educational content for the Hainan Province.

On July 29, 2004, we had an Extraordinary General Meeting of Shareholders.  our shareholders approved a resolution authorizing the Board of Directors to implement a consolidation of the common shares of the Company on a five for one basis and to the change the name of China Ventures Inc. to China Education Resources Inc.

On August 10, 2004, we filed a Form 10-SB with the United States Securities and Exchange Commission to register its common shares under section 12(g) of the Securities Exchange Act of 1934, as amended.

On August 27, 2004, we received the total loan payment of CDN$19,436.06 from an officer.

On September 29, 2004, we announced that CEN will be acquiring an additional 17% interest in TTTC, thereby increasing our effective ownership to 78.3%.  The purchase price is 2,580,000 RMB and will be paid for by the issuance of 2,000,000 common shares of China Ventures Inc.  In addition, TTTC will transfer to the vendors ownership of its interest in two textbook projects.  The acquisition of the additional 17% interest in TTTC is subject to the approval of the TSX Venture Exchange and application has not yet been made to the Exchange.

Beginning in the third-quarter ended September 30, 2004, we will include an additional 1% of our total account receivable as an allowance for doubtful accounts in addition to the current policy of providing for actual bad debts.  The allowance is based on (i) management’s expectation that Xinhua Bookstore and government owned schools are unlikely to default on their obligations and (ii) management’s estimate that the likelihood that other customers may default on their obligations to us is less than 10%.  Given our current customer profiles, we estimate that a 1% allowance for doubtful accounts of total account receivable is appropriate and we will make such reserve beginning in the third-quarter ended September 30, 2004.  The percentage of allowance for doubtful accounts will be periodically reviewed and adjusted if we determine that there is a significant difference between collections and our expectations for collection.

Off Balance Sheet Arrangements

We had no off balance sheet arrangements.

Critical Accounting Policies

Our consolidated financial statements are in conformity with generally accepted accounting principles that require management to select accounting policies which applicable to the Company and make significant accounting estimates and assumptions that affect the reported amounts of assets and liabilities and the results of operation.

Estimates are based upon historical financial records and other assumptions that are believed to be reasonable under the circumstances.  Estimates and assumptions require significant subjective judgment by Management; therefore, actual results may differ from these estimates under different assumptions.

Management has discussed the application of these critical accounting estimates with the board of directors and Audit Committee. This review is conducted annually.  A summary of the Company’s significant accounting policies, including the critical accounting policies discussed below, is set out in the notes to the consolidated financial statements.

Revenue recognition

We recognize revenue under a certain criteria where persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable, and collection is reasonably assured or payment confirmation is received from customers.  Revenues received in advance of these criteria are deferred until future periods.  Sales revenue is mainly derived from the sale of textbooks and related educational materials.  The payment term is usually within a year.

Our customers are primarily government agencies and well-established distribution agents such as Xinhua Bookstore, the largest retail bookstore chain in China; therefore, the credit risk is not significant.  For the year ended December 31, 2003, we wrote off bad debts of $214,617 from the aged receivables of TTTC’s operation.  Management believes the receivables on the book are collectable based on the customers’ credit history.  If those assumptions are not met for certain future transactions, revenue recognized for future periods could be affected.

Valuation of Intangible Assets and Goodwill

Our acquisitions have been accounted for using the purchase method and the results of operations of acquired entities have been consolidated with ours from the date of acquisition.  The total cost of an acquisition is allocated to the underlying net assets based on their respective estimated fair values.  Part of this allocation process requires that we identify the values of the intangible assets acquired. The purchase price of the acquisition always involves subjective judgment and the use of significant estimates and assumptions, including those with respect to future cash flows, discount rates and asset lives. These estimates and assumptions will affect the amount of amortization expense to be recognized in future periods.  We test for goodwill impairment each year.

Effective April 1, 2002, we adopted the Canadian Institute of Chartered Accountants (“CICA”) relating to Section 3062, Goodwill and Other Intangible Assets of CICA Handbook. Under this section, goodwill and intangible assets with indefinite useful lives are no longer amortized, but instead are tested for impairment at least annually by comparing the fair value with their carrying values.  Any impairment of goodwill will be expensed in the period of impairment.  Intangible assets with a definite life will continue to be amortized over their defined life.

In September 2003, we tested for goodwill impairment using discounted cash flow model as the primary technique.  The model requires estimates of future cash flow and various assumptions.  The result of test showed that the fair value exceeded the carrying value of the reporting unit, therefore, no write-down of goodwill arose from the application of the impairment model upon adoption of the CICA rules.  If those estimates and assumptions are not met for certain future transactions, amortization of goodwill for future periods could be affected.

Stock-Based Compensation

Effective January 1, 2003, we adopted, on a prospective basis, the recommendations of the CICA with respect to the recognition, measurement, and disclosure of all stock-based compensation and other stock based payments to employees, non-employees, officers, and directors.  Stock-based compensation granted to employees, non-employees, officers, and directors is expensed at the fair value as determined using the Black-Scholes option valuation model.  Black Scholes option model based on the market share price over a period of time and the return of that stock follow a log-normal distribution.  The model assumes that stocks with no dividends; and the interest rate and the volatility of the stock remain constant over the life of the option.

This new policy has been applied to 2,233,334 director and employee options, and 845,333 consultant options which vested during the year.   As permitted by the transitional provisions of Section 3870 stock based compensation for options which were granted, and vested, prior to January 1, 2003 has not been expensed at fair value.

Foreign currency translation

Monetary assets and liabilities are translated at year-end exchange rates; other assets and liabilities have been translated at the rates prevailing at the date of transaction.  Revenue and expense items, except for amortization, are translated at the average rate of exchange for the year.  Amortization is converted using the rates prevailing at the dates of acquisition. Gains and losses from foreign currency translation are included in the consolidated statements of operations.

The Company has three subsidiaries in China and the head office is in Vancouver Canada.  The operating and functional currency is the RMB which is stable against USD and does not create foreign exchange gains or losses.  The Canadian head office is essentially integrated as there is no revenue generating operations.  Therefore, these exchange gains and losses are included in net income.

All stock options and warrants granted refer to the Canadian dollar stock price, and have been translated into United States Dollars at the exchange rate at the balance sheet date.

We had a $71,120 foreign exchange loss for the year ended December 31, 2003 (2002: $15,028).  Our functional currencies are Canadian dollar and Chinese Renminbi; however, our reporting currency is United States dollar.  The exchange rate of RMB against U.S. dollar was stable throughout the year and there was a slight foreign exchange gain of $2,055 in 2003.  However, due to the strong Canadian dollar relative to the U.S. dollar in 2003, there was a foreign exchange loss of $73,175 on the financial results of our principal business office operations.

Product Research and Development

We currently develop all of our technologies internally.  We anticipate we will spend approximately $1,000,000 to develop the technology related to our web-based educational platform and $200,000 to develop textbooks.  We may also engage consultants to assist us with product research and development, but currently have no arrangements to do so.

We expensed all the related research costs.  According to paragraph 12 of FAS 2, all research and development costs encompassed by this Statement shall be charged to expense when incurred.

We intend to spend approximately $250,000 on equipment out of the $1,000,000 research and development budget.  According to paragraph 11a of FAS 2, equipment or facilities that are acquired or constructed for research and development activities and that have alternative uses (in research and development projects or otherwise) shall be capitalized as tangible assets when acquired or constructed.

The cost for developing technology is expensive and the process will require testing and refinement.  Our commercial success will depend on our ability to introduce our textbooks to additional school districts, develop additional textbooks for new curriculum, successfully launch our web-based educational platform and successfully develop our private Kindergarten School businesses.  These will require us to develop and use increasing sophisticated technologies to generate, sustain and maintain user interest and satisfaction.  See “Note Regarding Forward Looking Statements.”

We are currently in the process of testing our web-based educational platform.  We do not anticipate we will open any private Kindergarten schools until 2005.  There can be no assurance that we will successfully develop and test the technologies and concepts related to our business plan on a timely basis, if at all.  A substantial delay in obtaining the required financing or developing our services and the support services for educators, subscribers and students would have a materially adverse effect on our business and results of operations.  See “Note Regarding Forward Looking Statements.”

Dividend Policy

Our payment of dividends to shareholders will depend on a number of factors such as earnings, our financial requirements and other factors that the Board of Directors considers relevant in the circumstances.  Since we are in a growth phase, there is no current intention to pay dividends on the common shares in the short term.  The Board of Directors will review this policy, from time to time, as circumstances any of its shares.

Allowance for Doubtful Accounts

We determine the provision for doubtful accounts as a function of payor mix, billing practices and other factors.  The decision to make a reserve for doubtful accounts and the amount of a reserve is based on management’s estimate of the net collectibility of the accounts receivable while considering a variety of factors. These factors include, but are not limited to, analysis of revenues generated from payor sources, subsequent collection testing and regular reviews of detailed accounts receivable agings.  The reserve for doubtful accounts is made when we recognize the revenue.  Adjustments to the allowance for doubtful accounts as necessary based on the results of management’s ongoing reviews of the net collectibility of accounts receivable.  In 2004, we dealt almost exclusively with customers with good credit histories, accounting for approximately 90% of our sales.  These customers included Xinhua Bookstore and government owned schools, which management concluded are unlikely to default on their obligations.

Beginning in the third-quarter ended September 30, 2004, we will include an additional 1% of our total account receivable as an allowance for doubtful accounts in addition to the current policy of providing for actual bad debts.  The allowance is based on (i) management’s expectation that Xinhua Bookstore and government owned schools are unlikely to default on their obligations and (ii) management’s estimate that the likelihood that other customers may default on their obligations to us is less than 10%.  Given our current customer profiles, we estimate that a 1% allowance for doubtful accounts of total account receivable is appropriate and we will make such reserve beginning in the third-quarter ended September 30, 2004.  The percentage of allowance for doubtful accounts will be periodically reviewed and adjusted if we determine that there is a significant difference between collections and our expectations for collection.

ITEM 3

DESCRIPTION OF PROPERTY

We currently rent our principal corporate office at 1118 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia V6C 3L2.  Our principal office is approximately 1200 square feet of office space and rent is CDN$1,800 per month.   This lease is a month-to-month basis.

Our subsidiaries lease the following office space in China:

Subsidiary	Address of Office	Term of Lease	Monthly Rent
TTTC	Third Floor North Building No. 3 Huayuanhutong Dongcheng District, Beijing, China	1 year term	$2,925
CEN	Suite 1806, Building 3 No. 209 Beisihuan Zhonglu Haidian District, Beijing China 100083	Mar 1/02 to Mar 1/05	$1,620. (RMB13,400)
NEB	Suite 604, Entrance 2 Yindu Building 4 Changyin, Changchun City, China	May 1/03 to Apr 30/05	$605. (RMB5,000)

We do not presently own any property or real estate.

ITEM 4

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning the number of shares of Common Stock owned beneficially as of October 31, 2004 by: (i) each person known to us to own more than five percent (5%) of any class of our voting securities; (ii) each of our directors; and (iii) all our directors and officers as a group.  Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

TITLE OF CLASS	NAME AND ADDRESS OF BENEFICIAL OWNER	AMOUNT AND NATURE OF BENEFICIAL OWNER	PERCENT OF CLASS(1)
Directors and Executive Officers
Common Shares	C. F. Zhou 501-1345 Burnaby St. Vancouver, B.C. V6E 1R2	34,401,916 (2)	21.17%
Common Shares	Ronald Shon 3059 W.43rd Ave. Vancouver, B.C. V6N 3J4	10,844,323 (3)	6.67%
Common Shares	William Chang 50 Selby Lane Atherton, California 94025	7,582,157 (4)	4.67%
Common Shares	Wang Li 11th Floor, Prime Tower 22 Chaoyangmenwai Drive Beijing, China 100020	333,333 (5)	0.21%
Common Shares	Guan Hai 3rd Floor, North Building No.3 Huayuanhutong Andingmennei Beijing, China 100009	2,202,171 (6)	1.36%
Common Shares	Mary Chin 10-2088 Winfield Drive Abbotsford BC V3G 3C3	200,000(7)	0.12%
Common Shares	William Calvin	Nil(8)	Nil
Common Shares	Officers and Directors as a Group (7 persons)	55,563,900 (9)	34.19%
5% Shareholders
Common Shares	C. F. Zhou 501-1345 Burnaby St. Vancouver, B.C. V6E 1R2	34,401,916 (2)	21.17%
Common Shares	Ronald Shon 3059 W.43rd Ave. Vancouver, B.C. V6N 3J4	10,844,323 (3)	6.67%

(1)

Based on an aggregate 150,902,460 common shares outstanding as of October 31, 2004 and 11,591,250 common shares for individual options or warrants which exercisable by such holder within 60 days of October 31, 2004, the total fully diluted (exclude the non-vested options) number of common shares were 162,493,710 as of October 31, 2004.

(2)

Chengfeng Zhou: The fully diluted common shares of Mr. Zhou were 34,401,916 which include total outstanding common shares of 33,401,916, the vested options of 750,000, and options of  250,000 exercisable within 60 days of October 31, 2004.

(3)

Ronald Shon: The fully diluted common shares of Mr. Shon were 10,844,323 which include total outstanding common shares of 5,344,323, the vested options of 4,500,000 (include 3,000,000 options from an individual shareholder), and options of 1,000,000 exercisable within 60 days of October 31, 2004.

(4)

William Chang: The fully diluted common shares of Mr. Chang were 7,582,157 which include total outstanding common shares of 5,832,157, the vested options of 1,400,000, and options of 350,000  exercisable within 60 days of October 31, 2004.

(5)

Wang Li: The fully diluted common shares of Ms. Li were 333,333 which include  the vested options of 166,667 and options of 166,666  exercisable within 60 days of October 31, 2004.

(6)

Guan Hai: The fully diluted common shares of Mr. Hai were 2,202,171 which include total outstanding common shares of 1,702,171, the vested options of 333,333, and options of 166,667  exercisable within 60 days of October 31, 2004.

(7)

Mary Chin: The fully diluted common shares of Ms. Chin were 200,000 which include the vested options of 100,000 and options of 100,000  exercisable within 60 days of October 31, 2004.

(8)

William Calvin does not have any options.

(9)

The fully diluted common shares owned by all the officers and directors were 55,563,900.

There are 4,528,246 options available to officers and directors within 60 days of October 31, 2004.

We are not aware of any arrangement which might result in a change in control in the future.

ITEM 5

DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors and Officers

All of our directors are elected annually by the shareholders and hold office until the next annual general meeting of shareholders or until their successors are duly elected and qualified, unless they sooner resign or cease to be directors in accordance with our Articles of Incorporation  Our last annual meeting was held on June 24, 2004.  Our executive officers are appointed by and serve at the pleasure of our Board of Directors.

As of October 31, 2004, the following are all of our directors and executive officers:

Directors:

Name	Age	Appointment date
C.F. Zhou	49	March 31, 2000
Ronald Shon	51	March 31, 2000
Wang Li	48	March 11, 2002
William Chang	49	November 27, 2000
William Calvin	73	May 12, 2004

Officers:

Name	Office	Age	Appointment date
C.F. Zhou	Chairman	49	March 31, 2000
Ronald Shon	President	51	March 31, 2000
Mary Chin	Chief Financial Officer	36	July 25, 2003

Description of each person’s business experience:

Chengfeng Zhou, Chairman and Director (Vancouver, British Columbia)

Mr. Chengfeng Zhou is Chairman of China Ventures Inc. from 1994 to 2004. He has also served as President and Director of Double Ocean Investments Inc. in Vancouver, British Columbia.  Double Ocean Investments is a private investment holding company with investments in hotels and securities.  Mr. Zhou is also a director of Allied Pacific Properties and Hotels Ltd., and served as its President and C.E.O. from 1996 to 1997.  Allied Pacific was a private company which owned a number of Canadian hotels.  Prior to 1994, Mr. Zhou acted as an advisor to a number of companies in Ontario and China and was a Lecturer at Beijing United University.  Mr. Zhou obtained a B.A. degree from the People’s University of China, Beijing, in 1983 and also studied business in the Faculty of Business Administration of Memorial University of Newfoundland from 1990 to 1991.

Ronald C. Shon, President and Director (Vancouver, British Columbia)

Mr. Ronald Shon is President and a Director of China Ventures Inc.  He is also President of the Shon Group of Companies, a group of privately held real estate investment and development companies.  He has held this position since 1977.  Mr. Shon has also been Chairman of Skyline Gold Corporation since 1986, and is a director of the Spectra Group of Great Restaurants Inc.  Skyline is a mining exploration company currently trading on the TSX-Venture Exchange.  Spectra is a restaurant holding company and trades on the TSX main board.  He obtained a B.A. degree from Stanford University in 1975 and a M.B.A. degree from the Wharton School, University of Pennsylvania in 1977.

Mary Chin, Chief Financial Officer and Secretary (Vancouver, British Columbia)

Ms. Chin is the Chief Financial Office and Secretary of China Ventures Inc.  Ms. Chin was a financial accountant at PriceWaterhouseCoopers from 1993 to 1994, an assistant officer at Fuji Bank (HK) from 1994 to 1996, a financial analyst at the Hong Kong Airport Authority from 1996 to 1998, an investment analyst at the Crocus Investment Fund from November 1999 to June 2002, a Manitoba labour sponsored fund, an investment analyst at Evan & Evans, a Vancouver-based business valuation form November 2002 to June 2003 and joined China Ventures Inc. as CFO and Secretary in July 2003.

Wang Li, Director (Beijing, China)

Ms. Wang Li currently serves as the Executive Director of China’s Stock Exchange Executive Council (SEEC) and Managing Director of SEEC Holdings Limited (SEEC Holdings).  SEEC is a Beijing-based investment banking firm which provides the full range of investment banking services typically offered by similar North American firms.  The SEEC also publishes a biweekly financial newsletter in China.  Ms. Wang has held her positions with SEEC for more than five years.

William H.C. Chang, Director (Atherton, California)

Mr. William Chang is a Director of China Ventures and the President and CEO of The Westlake Group, based in San Mateo, California, and has served in these position since 1977 .  The Westlake Group is a consortium of affiliated companies involved in multinational businesses, including broadcasting and venture capital.  The Westlake Group is private and owned by Mr. Chang’s father.  He has over 20 years experience in managing over 30 companies in the United States, China, and Japan.  He serves as Trustee of the Asia Foundation, California International Relations Foundation, and the Harvard University Asia Center.  He holds an Oxford GCE in Computer Science and a Bachelor’s degree in Economics from Harvard University.

William Calvin, Director (Vancouver, British Columbia)

Mr. Calvin is a retired partner of PriceWaterhouseCoopers (PWC), Vancouver.  He obtained his Bachelor of Commerce at the University of Toronto in 1952 and his CA designation in Ontario in 1956 with Coopers & Lybrand (a legacy firm of PWC) and moved to Vancouver with them in 1956.  Mr. Calvin had been active in many areas of practice with PWC until his retirement in 1985.  They included taxation, audit and business advisory services.

After retirement, Mr. Calvin has been active in the forums Asian Practice with clients from China, Taipei and Korea.  Those include assisting CITIC in its first foreign investment, its celgar pulp mill; assistance to China Trust in Taiwan in establishing a full service bank in Canada; assistance to Posco J Korea in its Canadian coal mining investment.

The Senate of Canada recognized Mr. Calvin’s contribution by awarding him the Confederation Medal.

Guan Hai, President of Today’s Teachers Technology and Culture Ltd.

Mr. Guan Hai is President of TTTC.  He is 45 years old and was appointed as President on August 1, 2002.  He is a Beijing resident.  Mr. Guan Hai has served as business officer for the Beijing Daily and has also been involved in the Literature and Art Department with Beijing Television.  He was also co-founder of the Beijing Huili Science and Culture Research Institute and has served as Deputy Director of the institution.  He has been with TTTC since 1996 serving as vice-president before being appointed President in 2002.  Mr. Guan Hai is currently studying in the Executive MBA program at Qinhua University.

Feng Yijie, President of NEB

Mr. Feng Yijie is President of NEB and was appointed on September 1, 2003.   Mr. Feng graduated from Changchun Education College and was the head master of Changchun No. 68 Middle School.  He currently serves as the delegate of Chasxang District Congress of Changchun City Executive Director of Chanyang Education Association and Education advisor for West China area.  Mr. Feng has been President of NEB since January 2004.

Other Directorships

Ronald Shon is a director of Skyline Gold Corporation, a TSX Venture listed public company, and The Spectra Group of Great Restaurants, a TSX listed company.

C. F. Zhou is also director of Skyline Gold Corporation and Allied Pacific Properties & Hotels Ltd., both TSX Venture listed companies.

William Calvin does not hold any public corporate directorships other than China Ventures Inc.

William Chang does not have any public corporate directorships other than China Ventures Inc.

Family Relationships

William Chang is the brother-in-law of Ronald Shon.  Mr. Chang is married to Mr. Shon’s sister.

Involvement in Certain Legal Proceedings

To our knowledge, none of our directors or executive officers has been involved in any legal proceedings that are material to an evaluation of the ability or integrity of such person.

Board Committees

Our only standing committee of the Board of Directors is an Audit Committee. The Audit Committee is chaired by William Calvin.  Only Mr. Calvin is independent under the rules of the TSX Venture Exchange and would be considered independent under the rules of the American Stock Exchange.  Mr. Calvin satisfies the requirements of a financial expert under the rules of the SEC.  Our Audit Committee currently consists of three (3) individuals including Mr. Calvin and two other directors, being William Chang, and Ronald Shon, our President.

This committee is directed to review the scope, cost and results of the independent audit of the Company’s books and records, the results of the annual audit with management and the adequacy of the Company’s accounting, financial and operating controls; to recommend annually to the Board of Directors the selection of the independent auditors; to consider proposals made by the Company’s independent auditors for consulting work; and to report to the Board of Directors, when so requested, on any accounting or financial matters. Such reviews are carried out with the assistance of the Company’s auditors and senior financial management. None of the Company’s directors or executive officers is parties to any arrangement or understanding with any other person pursuant to which said individual was elected as a director or officer of the Company.

We do not have a nominating committee or a compensation committee.  These functions are administered by our Board of Directors.

ITEM 6

EXECUTIVE COMPENSATION

Compensation of Executive Officers

The following table sets forth compensation paid to each of the individuals who served as our Chief Executive Officer and our other most highly compensated executive officers (the “named executives officers”) for the fiscal year ended December 31, 2003, and the compensation earned by each of the named executive officers for each of the fiscal years ended December 31, 2001, 2002 and 2003.  The determination as to which executive officers were most highly compensated was made with reference to the amounts required to be disclosed under the “Salary” and “Bonus” columns in the table.

SUMMARY COMPENSATION TABLE

ANNUAL COMPENSATION					LONG-TERM COMPENSATION AWARDS

Name Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Awards (4)	Securities Underlying Options/SARs (#)	LTIP

Ronald Shon President	2003 2002 2001	$90,000 $90,000 $90,000	0 0 0	0 0 0	0 0 0	3,500,000 options 0 0	N/A
C.F. Zhou Chairman	2003 2002 2001	$90,000 $90,000 $90,000	0 0 0	0 0 0	0 0 0	1,250,000 options 0 0	N/A
Mary Chin CFO	2003 2002 2001	$42,414 (1)	0	0	0	300,000 options	N/A
Guan Hai President, TTTC	Aug 08, 2002 to Present	84,000 RMB Per Year ($10,169)	2002: RMB120,000 2003: RMB240,000	0	0	1,000,000 options	N/A
Feng Yijie President, NEB	Sept 01, 2003 to Present	60,000 RMB per year ($7,264)	0	0	0	N/A	N/A

(1)

Mary Chin was appointed Chief Financial Officer and Corporate Secretary on July 15, 2003.

Our Directors do not receive any stated salary for their services as directors or members of committees of the Board of Directors, but by resolution of the Board, a fixed fee and expenses of attendance may be allowed for attendance at each meeting. Directors may also serve our company in other capacities as an officer, agent or otherwise, and may receive compensation for their services in such other capacity.

Director and Officer Stock Option/Stock Appreciation Rights (“SARs”) Grants

We have three option plans approved by the shareholders.  These option plans are dated March 31, 2000, August 17, 2000 and February 21, 2003.  The March 31, 2000 and the August 17, 2000 plan allows for the issuance of 5,000,000 options each, while the February 21, 2003 plan allows for the issuance of 1,900,000 options.  The February 21, 2003 plan was subsequently amended and approved by the shareholders at the June 24, 2004 Annual General Meeting.  Under the terms of the amended Stock Option plan, the maximum number of Common Shares which may be granted under the Amended Stock Option Plan, together with the Common Shares reserved for issuance under the March 31, 2000 Stock Option Plan of the Company and the August 17, 2000 Stock Option Plan of China Ventures, would be equal to 10% of the issued and outstanding Common Shares as of the date of grant (on a non-diluted basis.)

The following table sets forth the stock options granted to our named executive officers and directors during the year ended December 31, 2003.  No stock appreciation rights were awarded.

Name	Number of securities underlying options/SARs granted (#)	Percent of total options/SARs granted to employees in fiscal year	Exercise or base price (CDN$/Share)	Expiration date
Ronald Shon	3,000,000	47.9%	CDN$0.21 (~$0.133)	4-14-08
C.F. Zhou	750,000	12.0%	CDN$0.21 (~$0.133)	4-14-08
Guan Hai	500,000	8.0%	CDN$0.21 (~$0.133)	4-14-08
Wang Li	500,000	8.0%	CDN$0.21 (~$0.133)	4-14-08

Aggregated Option/SAR Exercises in Last Fiscal Year- and Fiscal Year-End Option/SAR Values

Name	Shares acquired on exercise (#)	Value realized ($)	Number of securities underlying unexercised options/SARs at FY- end (#) Exercisable/ Unexercisable	Value of unexercised in-the-money options/SARs at FY- end ($) Exercisable/ Unexercisable
Ronald Shon	0	0	1,000,000 / 2,000,000	0
C.F. Zhou	0	0	250,000 / 500,000	0
Guan HAI	0	0	166,667 / 333,333	0
Wang Li	0	0	166,667 / 333,333	0

We have not re-priced any options / SARs during the last fiscal year.

Long Term Incentive Plan Awards

No long-term incentive plan awards have been made by China Ventures to date.  However, we are considering this plan in the future.

Defined Benefit or Actuarial Plan Disclosure

We do not provide retirement benefits for the directors or officers.  However, we are planning to implement some retirement benefit plans for employees.

Compensation of Directors

We do not compensate our directors.  None of our directors received compensation for their service as directors during the fiscal year ended December 31, 2003.

Employment Contracts and Termination of Employment and Change-In-Control Arrangements

We have no employment contracts or arrangements between us or our subsidiaries and our directors and/or executive officers, however; we are planning to have employment contracts with key officers and employees.

ITEM 7

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as otherwise disclosed herein, no director, senior officer, principal shareholder, or any associate or affiliate thereof, had any material interest, direct or indirect, in any transaction since our organization that had or is anticipated to have a materially affect on us or our business, or any proposed transaction that would materially affect us or our business, except for an interest arising from the ownership of our shares where the member will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in our capital.

C. F. Zhou and Ronald Shon each receive salary and compensation package they receive as officers of the Company.  See, “Item 6. – Executive Compensation - Compensation of Executive Officers.”  Except for salaries paid to C. F. Zhou and Ronald Shon, we have not entered into any transactions with related parties in excess of $60,000 during 2003 or through September 20, 2004.

International Skyline Gold Corporation (“Skyline Gold”) is a mining company in Vancouver, British Columbia, Canada.  Skyline Gold has directors in common with us.  China Ventures’ head office shared the office space with Skyline Gold in the past and moved out in September 2002.  During the year ended December 31, 2003, the Company incurred an expense of $6,590 (2002 - $21,624, including office space) in office staff benefits and storage rental to Skyline Gold.  During the three months ended March 31, 2004, we incurred an expense of $1,410 in office staff benefits and storage rental to Skyline Gold; and during the three months ended June 30, 2004. we incurred $167 in office storage rental.  The total balance due to Skyline Gold as of June 30, 2004 was $679.

Lanch Holdings Ltd (“Lanch”) is a real estate company in Vancouver, British Columbia, Canada.   Lanch is controlled by an immediate family member of a director/officer of the Company.  During the year ended December 31, 2003, the Company received an advance of $42,484 (2002 - $7,511) from Lanch for working capital requirements.  The advances were non-interest bearing and were paid on July 15, 2004.

BDR Investments Ltd (“BDR”) is a real estate company in Vancouver, British Columbia, Canada.  BDR is controlled by Ronald Shon, a director/officer of the Company.  During the year ended December 31, 2003, the Company incurred an expense of $22,894 (2002 - $5,749) in office rent and parking to BDR.   Since September 2002, China Ventures’ head office has been sharing the office space with BDR.  During six months ended June 30, 2004, the Company incurred an expense of $4,834 in office rent and parking to BDR.

Beijing Anli Information & Consulting Company (“Anli”) is a consulting company involved in the education industry in China.  Both Anli and its major shareholder are shareholders of China Ventures.  During the year ended December 31, 2003, we received cash proceeds of $77,350 from Anli for exercising its warrants to buy 1,200,000 common shares at $0.064.  We advanced funds of $144,803 to Anli for business purposes.  The loan agreement was signed on October 28, 2003 for a one-year term, non-interest bearing.  The loan is to be repaid on or before October 31, 2004.  We are holding the 1,200,000 common shares as collateral.  As at June 30, 2004, the total balance due from Anli of $146,018 was recorded as related parties receivables.

We made a non-interest bearing advance of $22,144 to an officer which was repaid on August 27, 2004.

We believe that all of the above described transactions are on as favorable terms to us as such agreements could have been negotiated at arms’ length with unrelated third parties.

ITEM 8

DESCRIPTION OF SECURITIES

The authorized share capital of the Company consists of 200,000,000 common shares with no par value and 100,000,000 preferred shares with no par value.  There are no unusual rights or restrictions attached to that class.  As at August 4, 2004 the Company had a total of 150,902,460 common shares issued and outstanding.  All of the issued common shares of the Company are fully paid and not subject to any future call or assessment.

Under the Company Act (British Columbia), a corporation can obtain shareholder approval to amend the corporation’s Articles of Incorporation to effect capital changes, name changes and other corporate matters and provide the Board of Directors with authority to effect such changes.  On July 29, 2004, we had an extraordinary meeting of shareholders to approve an amendment to our articles to effect a five-for-one reverse split of our issued and outstanding common shares and to change our name to “China Education Resources Inc.”  These amendments were approved by the shareholders and management and directors were given the power to affect the consolidation and name change at their discretion.  We anticipate that we will amend our Articles of Incorporation to effect the reverse split and name change late in the fourth quarter of 2004 or first quarter of 2005, subject to application and approval of the TSX Venture Exchange.

Holders of Common Shares are entitled (i) to receive ratable dividends from funds legally available for distribution when and if declared by the Board of Directors; (ii) to share ratably in all of the Registrant’s assets available for distribution upon liquidation or winding up of the Registrant; and (iii) to one vote for each share held of record on each matter submitted to a vote of shareholders.  Each holder of Common Shares is entitled to receive notice of and to attend all meetings of shareholders of the Registrant.  The Common Shares do not have cumulative voting, pre-emptive, purchase or conversion rights.  There are no sinking fund provisions in relation to the Common Shares and they are not liable to further calls or to assessment by the Registrant.  Provisions as to the modifications, amendments or variations of such rights or such provisions are contained in the Company Act (British Columbia).

There are no restrictions on the repurchase or redemption of the Common Shares by the Registrant provided that such purchase or redemption is either made through a stock exchange, from a bona fide employee of the Registrant or an affiliate or his personal representative, or is under an offer to purchase pro rata made to every holder or is required to be made pursuant to the Company Act (British Columbia) upon exercise by the holder of certain dissent provisions or shareholders remedies set out therein, and provided further that the Registrant is not insolvent at the time of such repurchase or redemption nor would be made insolvent by such action.

The Registrant is limited in its ability to pay dividends on its Common Shares by limitations under the Company Act (British Columbia) relating to the sufficiency of profits from which dividends may be paid.  The Registrant currently has no intention of paying dividends on its Common Shares.

Pursuant to applicable provisions of the Company Act (British Columbia), no right or special right attached to shares issued by the Registrant may be prejudiced, altered or otherwise interfered with unless the members of the class of shareholders affected consent to such action by a separate resolution of the members of the class adopted by at least a majority of 75% of the votes cast with respect to the resolution.

PART II

ITEM 1

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND OTHER RELATED STOCKHOLDER MATTERS

The principal market for the Company’s common shares is the TSX Venture Exchange.  Our common shares trade under the symbol “CHV.”  The price information requested is as follows:  (in Canadian dollars)

Year	High (CDN$)	Low (CDN$)
2002
1st quarter	0.06 0	0.02
2nd quarter	0.05	0.02
3rd quarter	0.03	0.01
4th quarter	0.14	0.01
2003
1st quarter	0.27	0.10
2nd quarter	0.23	0.15
3rd quarter	0.20	0.14
4th quarter	0.18	0.13
2004
1st quarter	0.18	0.13
2nd quarter	0.18	0.12
3rd quarter	0.165	0.11

On October 31, 2004, the closing price of our common shares was CDN$0.14.  As of October 31, 2004, we had approximately 2,600 shareholders of record.

We have not declared or paid any cash dividends on our common stock since our inception, and our Board of Directors currently intends to retain all earnings for use in the business for the foreseeable future.  Any future payment of dividends will depend upon our results of operations, financial condition, cash requirements, and other factors deemed relevant by our Board of Directors.

ITEM 2

LEGAL PROCEEDINGS

We are not a party to, and none of our property is subject to, any pending or threatened legal proceeding.

ITEM 3

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Not applicable.

ITEM 4

RECENT SALES OF UNREGISTERED SECURITIES

The following is a list of securities sold by the Company in the last three years:

On February 11, 2002, we issued 1,200,000 common share purchase warrants to Anli to buy common shares at a price of $0.0.064 per share.  These warrants were issued to non-U.S. persons outside the United States pursuant to Rule 903 of Regulation S under the Securities Act of 1933, as amended.  The warrants were exercised on January 9, 2003.  These common shares were offered and sold to non-U.S. persons outside the United States pursuant to Rule 903 of Regulation S under the Securities Act of 1933, as amended.

On August 1, 2002, we issued 7,030,676 shares at a deemed value of $0.011 per share to effect the acquisition of an 70% interest in TTTC through CEN Smart.  We also issued 1,500,000 shares at a deemed value of $0.025 per share as part of a consulting agreement for the acquisition of TTTC.  These common shares were offered and sold to non-U.S. persons outside the United States pursuant to Rule 903 of Regulation S under the Securities Act of 1933, as amended.

On January 9, 2003, Anli exercised its warrants of 1,200,000 common shares.  We issued 1,200,000 common shares at $0.064 per share to Anli in China on exercise of warrants for $77,350 cash. These common shares were offered and sold to non-U.S. persons outside the United States pursuant to Rule 903 of Regulation S under the Securities Act of 1933, as amended.

On January 21, 2003, we issued 2,727,272 common shares to two investors pursuant to a private placement agreement which at $0.072 per share for $195,798 cash.  These common shares were offered and sold to non-U.S. persons outside the United States pursuant to Rule 903 of Regulation S under the Securities Act of 1933, as amended.  These common shares were offered and sold to non-U.S. persons outside the United States pursuant to Rule 903 of Regulation S under the Securities Act of 1933, as amended.

On January 21, 2003, we issued 200,000 common shares at a deemed value of $0.025 per share which is equivalent to, with for $4,960 to settle the outstanding debt as at December 31, 2002 to a consultant in Canada. These common shares were offered and sold to non-U.S. persons outside the United States pursuant to Rule 903 of Regulation S under the Securities Act of 1933, as amended.

On January 27, 2003, we issued 2,500,000 common shares at a deemed value of $0.079 per share which is equivalent to $196,760 to settle the outstanding debt as at December 31, 2002 to a consultant. These common shares were offered and sold to non-U.S. persons outside the United States pursuant to Rule 903 of Regulation S under the Securities Act of 1933, as amended.

On January 27, 2003, we issued 1,000,000 common shares pursuant to a private placement agreement which at $0.072 per share to Lanch Holdings Ltd (“Lanch”), for $72,145 cash.  Lanch is controlled by an immediate family member of a director/officer of the Company. These common shares were offered and sold to non-U.S. persons outside the United States pursuant to Rule 903 of Regulation S under the Securities Act of 1933, as amended.

On February 28, 2003, we cancelled 6,300,000 outstanding shares pursuant to a settlement agreement.

On March 27, 2003, we received the proceeds of $12,729 pursuant to a share subscription agreement with a consultant in 2001.

On June 19, 2003, we issued 7,525,242 common shares to nine investors pursuant to a private placement agreement which at $0.127 per share for $957,410 cash.  These common shares were offered and sold to non-U.S. persons outside the United States pursuant to Rule 903 of Regulation S under the Securities Act of 1933, as amended.  These common shares were offered and sold to non-U.S. persons outside the United States pursuant to Rule 903 of Regulation S under the Securities Act of 1933, as amended.

On July 23, 2003, we issued 3,246,144 common shares to two investors pursuant to a private placement agreement which at $0.127 per share for $412,412 cash.  These common shares were offered and sold to non-U.S. persons outside the United States pursuant to Rule 903 of Regulation S under the Securities Act of 1933, as amended.  These common shares were offered and sold to non-U.S. persons outside the United States pursuant to Rule 903 of Regulation S under the Securities Act of 1933, as amended.

On October 14, 2003, we issued the first tranche of 3,000,000 common shares at $0.1375 per share for a total of $412,131 from treasury as consideration for the purchase of an 80% interest in NEB through CEN Smart. These common shares were offered and sold to non-U.S. persons outside the United States pursuant to Rule 903 of Regulation S under the Securities Act of 1933, as amended.

On January 8, 2004, we issued 1,500,000 units to one investor at $0.105 per unit for proceeds of $157,835.  Each unit consisted of one common share and 2/3 of a common share purchase warrant, each whole warrant exercisable to acquire one additional common share for a period of two years at $0.128 per share.  These securities were offered and sold to non-U.S. persons outside the United States pursuant to Rule 903 of Regulation S under the Securities Act of 1933, as amended. These common shares were offered and sold to non-U.S. persons outside the United States pursuant to Rule 903 of Regulation S under the Securities Act of 1933, as amended.

On April 21, 2004, we issued 4,683,500 common shares to 29 investors at $0.118 per common share for proceeds of $551,498.  Each unit consisted of one common share and 1/2 of a common share purchase warrant, each whole warrant exercisable to acquire one additional common share for a period of two years at $0.147 per share.  These securities were offered and sold to non-U.S. persons outside the United States pursuant to Rule 903 of Regulation S under the Securities Act of 1933, as amended.  A commission of $680 was paid to Penson Financial Services.  First Associates Investment Inc. was paid 75,000 common shares and 37,500 warrants; each warrant entitles First Associates to acquire one common share for a period of two years from April 21, 2004, for $0.147 per share.  These common shares were offered and sold to non-U.S. persons outside the United States pursuant to Rule 903 of Regulation S under the Securities Act of 1933, as amended.

On June 28, 2004, we issued 2,693,472 the remaining common share at $0.1433 per share for a total of $385,847 from treasury as consideration for the final purchase of an 80% interest in NEB through CEN Smart. These common shares were offered and sold to non-U.S. persons outside the United States pursuant to Rule 903 of Regulation S under the Securities Act of 1933, as amended.

On February 23, 2004, we granted 1,000,000 options under the terms of a consulting agreement with Raymond Skiptunis.  On July 9, 2004, we terminated the consulting agreement and 500,000 unvested options were terminated.  The remaining 500,000 vested options will expire 90 days after his termination date on October 7, 2004.  The options were issued in reliance upon the exemption available under Section 4(2) of the Securities Act of 1933, as amended.

ITEM 5

INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company’s Articles provide that, subject to the provisions of the Company Act (British Columbia), the Company shall indemnify each director or officer or former director or officer of the Company and each other individual who acts or has acted at the Company’s request as a director or officer, or in a similar capacity, of another entity, and each such individual’s respective the heirs and personal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in a civil, criminal, administrative, investigative or other proceeding the individual is involved because of that association with the Company or other entity, provided that:

(a)

The individual acted honestly and in good faith with a view to the best interests of the Company or other entity; and

(b)

In the case of a criminal or administrative action or proceeding that is enforced by monetary penalty, the individual had reasonable grounds for believing the conduct was lawful.

The Company Act (British Columbia) has similar indemnification provisions and expressly provides that each director or officer or former director or officer of the Company or another individual who acts or has acted at the Company’s request in a similar capacity of another entity is entitled to indemnity from the Company in respect to all costs, charges and expenses reasonably incurred by such individual in connection with the defense of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual’s association with the Company or other entity, if he or she (i) satisfies the requirements of (a) and (b) above and (ii) was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done.

The Company Act (British Columbia) provides that the Company with court approval may indemnify a person in respect of all costs, charges and expenses reasonably incurred by such individual in a derivative action (an action by or on behalf of the Company or other entity to procure judgment in its favor) to which the individual is subject because of the individual’s association with the Company or other entity if he or she satisfies the requirements of (a) and (b) above.

The Company’s Articles also provide that the Company may advance monies to a person for costs, charges and expenses in a civil, criminal, administrative, investigative or other proceeding the individual was involved because of his or her association with the Company or other entity.

The Company maintains Directors’ and Officers’ Liability Insurance for its Directors in the amount of CDN$3,000,000.

Part F/S

Index to Audited Financial Statements- – China Ventures Inc.

Independent Auditors’ Report for the Year Ended December 31, 2003

F-2

Consolidated Balance Sheets as of December 31, 2003 and 2002

F-3

Consolidated Statements of Operations and Deficit for the Years Ended

December 31, 2003 and 2002

F-4

Consolidated Statements of Cash Flows for the Years Ended

December 31, 2003 and 2002

F-5

Notes to Consolidated Financial Statements

F-6 – F-24

Index to Unaudited Financial Statements – China Ventures Inc.

Unaudited Consolidated Balance Sheets as of June 30, 2004 and December 31, 2003

F-2

Unaudited Consolidated Statements of Operations and Deficit for the

Six and Three Months Ended June 30, 2004 and 2003

F-3

Unaudited Consolidated Statements of Cash Flows for the

Six and Three Months Ended June 30, 2004 and 2003

F-4

Notes to Unaudited Consolidated Financial Statements

F-5 – F-19

Index to Unaudited Financial Statements – Northern Education Books Ltd.

Unaudited Income Statement for the Year Ended December 31, 2002

Unaudited Income Statement for the Period from

January 1, 2003 to September 26, 2003

F-2

-61

CHINA VENTURES INC.

Consolidated Financial Statements

(Expressed in United States Dollars)

Year ended December 31, 2003 and December 31, 2002

CHARTERED

1100 – 1177 West Hastings Street

mackay.ca

ACCOUNTANTS

Vancouver, BC   V6E 4T5

Tel:  604-687-4511

Fax: 604-687-5805

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Auditors' Report

TO THE SHAREHOLDERS OF

China Ventures Inc.

We have audited the consolidated balance sheet of China Ventures Inc. as at December 31, 2003 and 2002 and the consolidated statements of loss and deficit, and cash flows for the years then ended.  These financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.  As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

“MacKay LLP”

Vancouver,  Canada.

Chartered Accountants

April 5, 2004, except for note 19

  dated June 10, 2004

Comments by Auditors for U.S. Readers on Canada – United States Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements.  Our report to the shareholders is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors report when they are adequately disclosed in the financial statements.  Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would not have affected results of operations for each of the years in the two year period ended December 31, 2003 and 2002 as summarized in note 19 to the consolidated financial statements.

“MacKay LLP”

Vancouver, Canada

Chartered Accountants

April 5, 2004, except for note 19

dated June 10, 2004

CHINA VENTURES INC.

Consolidated Balance Sheets as at December 31, 2003 and 2002

(Expressed in U.S. Dollars)

	31-Dec-03	31-Dec-02
	$	$

Assets

Current assets
Cash and short-term deposits (note 3)	1,176,657	242,651
Accounts receivable and other receivables (note 4)	730,740	179,296
Inventory	232,108	179,402
Prepaid expenses & deposits	24,603	28,356
	2,164,108	629,705

Long-term car loan receivable	60,186	-

Investment in book and ESL projects (note 5a(i))	149,030	-

Property and equipment (note 7)	162,433	198,784

Goodwill (note 6)	3,224,744	2,420,624

Total assets	5,760,501	3,249,113

Liabilities and shareholders’ equity

Current liabilities
Accounts payable and accrued liabilities	1,037,443	924,758
Due to related parties (note 8)	46,226	177,147
Short-term loans (note 9)	128,843	513,599
	1,212,512	1,615,504

Long-term debt (note 10)	59,971	236,600

Non-controlling interest	586,497	278,327
	1,858,980	2,130,431

Shareholders’ equity
Share capital (note 11)	20,047,031	17,705,336
Shares to be issued (note 6a(i))	385,847	-
Contributed surplus (note 12)	152,497	-
Deficit	(16,683,854)	(16,586,654)
	3,901,521	1,118,682

Total liabilities and shareholders’ equity	5,760,501	3,249,113

See subsequent events (note 16)
See accompanying notes to consolidated financial statements.

“Ronald C. Shon” Director

“Chengfeng Zhou” Director

CHINA VENTURES INC.

Consolidated Statements of Operations and Deficit for the year ended

December 31, 2003 and 2002

(Expresses in U.S. Dollars)

	31-Dec-03	31-Dec-02
	$	$

Revenues
Sales	4,339,200	1,350,567
Distribution income	369,643	659,908
Interest income	2,540	40,736
	4,711,383	2,051,211
Cost of sales	2,725,809	1,029,591
Gross profit	1,985,574	1,021,620

Expenses:
Amortization	89,470	37,273
Author and research	51,298	42,607
Bad debts	214,617	-
Consulting and accounting	141,266	245,189
Foreign exchange loss	71,120	15,028
Insurance	36,857	28,882
Interest	8,646	33,425
Loss on disposal of equipment	1,899	-
Legal and audit	141,103	82,573
News release	17,270	3,434
Office	226,249	148,745
Regulatory fees and annual report	54,089	10,469
Salaries and benefits	372,585	274,314
Sales and marketing	33,540	4,355
Stock based compensation	152,497	-
Travel	111,707	48,985
Other	55,896	59,586
Total expenses	1,780,109	1,034,865
Profit/(loss) before the following items	205,465	(13,245)
Recovery on sale of mining and mill equipment	-	6,947
Gain on forgiveness of debt	-	144,859
Write down of mining and mill equipment	-	(1)
Write off capital assets	-	(17,738)
Impairment loss on goodwill	-	(730,000)
Profit/(loss) before taxes and non-controlling interest	205,465	(609,178)
Income taxes	(17,395)	(9,431)
Profit/(loss) before non-controlling interest	188,070	(618,609)
Non-controlling interest	(285,270)	(227,930)
Loss before discontinued operations	(97,200)	(846,539)
Gain from discontinued operations	-	66,775
Loss for the year	(97,200)	(779,764)
Deficit, beginning of year	16,586,654	15,806,890
Deficit, end of year	16,683,854	16,586,654
Weighted average number of shares outstanding	133,816,857	121,494,287

Basic loss per share
Loss before discontinued operation	0.001	0.007
Loss/(profit) per share from discontinued operation	-	(0.001)
	0.001	0.006

See accompanying notes to consolidated financial statements.

CHINA VENTURES INC.

Consolidated Statements of Cash Flows for the year ended

December 31, 2003 and 2002

(Expressed in U.S. Dollars)

	31-Dec-03	31-Dec-02
	$	$

Cash provided by (used in):
Loss for the year	(97,200)	(779,764)
Items not involving cash:
Write down of mining and mill equipment	-	1
Impairment loss on goodwill	-	730,000
Write off of property and equipment	-	17,738
Amortization	89,470	37,273
Gain on forgiveness of debt	-	(144,859)
Non-cash expenses in discontinued operation	-	(127,588)
Non-cash interest	-	20,501
Loss on disposal of equipment	1,899	-
Non-cash stock based compensation	152,497	-
Non-controlling interest	285,270	227,930
	431,936	(18,768)
Changes in non-cash operating working capital
Accounts receivable & other receivables	(551,444)	(115,851)
Inventory	(52,706)	643,084
Prepaid expenses	3,753	18,271
Deferred revenue	-	(210,023)
Accounts payable & accrued liabilities	314,405	(705,928)
	145,944	(389,215
Investing:
Acquisition of TTTC, net of cash received	-	(183,058)
Acquisition of NEB, net of cash received	16,659	-
Long-term car loan receivable	(60,186)	-
Sale of property and equipment	-	7,045
Purchase of property and equipment	(55,019)	(68,411)
Investment in book and ESL projects	(149,030)	289,855
	(247,576)	45,431
Financing:
Issue of shares for cash	1,727,944	-
Payment of short-term borrowings	(384,756)	(695,488)
(Payment)/proceeds from long-term borrowings	(176,629)	62,273
Payable to related parties	(130,921)	189,419
	1,035,638	(443,796)

Increase (decrease) in cash and short-term deposits	934,006	(787,580)
Cash/short-term deposits, beginning of year	242,651	1,030,231
Cash/short-term deposits, end of year	1,176,657	242,651

Supplementary information:
Interest paid	6,106	54,756
Taxes paid	42,161	-

See non-cash transactions (note 14)
See accompanying notes to consolidated financial statements.

CHINA VENTURES INC.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

Year ended December 31, 2003 and 2002

1.

Organization and future operations

As at December 31, 2003, China Ventures Inc. (“CVI” or “the Company”) with its subsidiaries, CEN Smart Networks Ltd. (CEN Smart”) and Today’s Teachers Technology and Culture Ltd. (“TTTC”), primarily specialized in the development and distribution of educational textbooks and materials.  The Company continued to focus on three key subject areas, which are kindergarten curriculum development, psychology and information technology materials for primary and secondary schools.  On September 26, 2003, the Company through its subsidiary, CEN Smart, acquired Northern Education Books Ltd. (“NEB”) which specializes in the distribution of high school examination guides.

The Company’s active investments include:

(a)

CEN China Education Network Ltd. (“CEN Network”) of British Columbia, Canada which was acquired in July 2000.  CEN Network is in the business of developing online and offline education technology and learning systems in China.

(b)

In June 2001, CVI acquired CEN Smart of Beijing, China, through CEN.  CEN Smart is an educational service company which develops innovative English as a Second Language (ESL) learning products which may include a CD-Rom that has voice recognition features.

(c)

In August 2002, CVI acquired TTTC of Beijing, China, through CEN Smart.  TTTC is a developer and distributor of educational products such as psychology, technology and kindergarten textbooks, audio and video educational materials, and educational training tools.

(d)

In September 2003, CVI acquired NEB of Changchun, China, through CEN Smart.  NEB specializes in the distribution of high school examination guides.

During 2003, Circumplex Networks Inc. (“Circumplex”), owned by the Company through its wholly owned subsidiary, CVI Networks Ltd., became dormant.  Circumplex is in the process of dissolution as the results did not meet expectations.  During 2002, ECN Solutions Ltd. (“ECN”), which was owned by Circumplex, ceased its operations in China. ECN was the Company’s operating segment for the sale and operation of wireless networking solutions and provision of training services.  The Company’s share of earnings or losses from ECN in 2002 has been presented as a discontinued operation.

For the year ended December 31, 2003, the Company incurred a net loss of $97,200 after deducting the non-controlling interest of $285,270.  The Company had a positive cash flow from operations of $145,944 for the year ended December 31, 2003.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern.  The “going concern” basis of presentation assumes that the Company will continue for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  The continuation of the Company’s operation as a going concern in the next fiscal year is dependent upon the approval by the relevant authorities for the repatriation of funds from China to fund the operations of the Company’s head office, and the achievement of profitable operations in China.

2.

Significant accounting policies

(a)

Basis of presentation:

These consolidated financial statements include the accounts of the Company and its subsidiaries:

(i)

CEN China Education Network Ltd. (“CEN Network”), which is wholly owned and is incorporated under the Company Act (British Columbia).

(ii)

China Education International Inc., CEN China Education Overseas Corporation, Copper Mountain Overseas Inc., and Copper Mountain International Ltd., each of which are wholly-owned and are incorporated in the British Virgin Islands.

(iii)

CEN Smart Networks Ltd. (“CEN Smart”), a 90% owned subsidiary of CEN China Education Overseas Corporation, which was established in China on April 24, 2001.

(iv)

Today’s Teachers Technology & Culture Ltd. (“TTTC”), which was acquired on August 1, 2002 (note 6b(i)). The company is a 70% owned subsidiary of CEN Smart.

(v)

Northern Education Books Ltd. (“NEB”), which was acquired on September 26, 2003 (note 6a(i)).  The company is an 80% owned subsidiary of CEN Smart.

(vi)

CVI Networks Ltd., which is wholly owned, and Circumplex Networks, Inc. (formerly China Ventures USA, Inc.), which was 80% owned in 2000, were incorporated in Canada and the United States respectively, in August 2000.  In 2001, the Company increased its interest in Circumplex Networks, Inc. from 80% to 90%.

(vii)

ECN Solutions Ltd. (“ECN”), which was an 80% owned subsidiary of Circumplex Networks, Inc. (“Circumplex”) in 2001, was established in China on December 28, 2000.  In 2002, the Company decreased its interest in ECN Solutions Ltd. from 80% to 70%.

All significant intercompany transactions and balances have been eliminated.

(b)

Revenue recognition:

(i)

Interest income is recognized when earned.

(ii)

Sales from services are recognized when services are rendered and payments are received or rights to receive consideration are obtained and collection of consideration is reasonably assured.  Revenues received in advance of these criteria are deferred until future periods.

(iii)

Sales from product sales are recognized when ownership is transferred and payments are received or rights to receive consideration are obtained and collection of consideration is reasonably assured.  Revenues received in advance of these criteria are deferred until future periods.

(c)

Property and equipment:

Property and equipment are recorded at cost.  Amortization is provided using the following method and annual rates:

Asset Basis		Rate

Computer equipment	Straight line	2 years
Software	Straight line	2 years
Office and other equipment	Straight line	5 years
Motor vehicles	Straight line	3 years

(d)

Inventory:

Inventories, which consist mainly of printed books, are valued at the lower of cost and net realizable value.

(e)

Foreign currency translation:

Monetary assets and liabilities are translated at year-end exchange rates; other assets and liabilities have been translated at the rates prevailing at the date of the transaction.  Revenue and expense items, except for amortization, are translated at the average rate of exchange for the year.  Amortization is converted using the rates prevailing at the dates of acquisition.  Gains and losses from foreign currency translation are included in the consolidated statements of operations.

All stock options and warrants granted refer to the Canadian Dollar stock price, and have been translated into United States Dollars at the exchange rate at the balance sheet date.

(f)

Stock-based compensation:

Effective January 1, 2003, the Company adopted, on a prospective basis, the recommendations of the CICA with respect to the recognition, measurement, and disclosure of all stock-based compensation and other stock based payments to employees, non-employees, officers, and directors.  Stock-based compensation granted to employees, non-employees, officers, and directors is expensed at the fair value as determined using the Black-Scholes option valuation model.

This new policy has been applied to 2,233,334 director and employee options, and 845,333 consultant options which vested during the year.  As permitted by the transitional provisions of Section 3870 stock based compensation for options which were granted, and vested, prior to January 1, 2003 has not been expensed at fair value.

(g)

Measurement uncertainty:

The preparation of the financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of expenses during the reporting period.  Significant areas requiring the use of management estimates relate to the determination of the recoverability of the carrying amount of inventory, accounts receivable, property and equipment and goodwill.

By nature, asset valuations are subjective and do not necessarily result in precise determinations.  Should the underlying assumptions change, the estimated recoverable amounts could change, potentially, by a material amount.

(h)

Earnings (loss) per share:

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method the dilutive effect on earnings per share is recognized on the use of proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the period.  This calculation proved to be anti-dilutive for the years presented.  Basic earnings (loss) per share are calculated using the weighted-average number of shares outstanding during the year.  The weighted average shares outstanding for the year was 133,816,857 (2002 – 121,494,287).

(i)

Future income taxes:

The Company uses the assets and liability method of accounting for income taxes.  Under this method, future income tax assets and liabilities are determined based on “temporary differences” (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse.  A valuation allowance is recorded against any future income tax assets if it is more likely than not that the assets will not be realized.  Income tax expense or benefit is the sum of the Company’s provision for current income taxes and the difference between the opening and ending balances of the future income tax assets and liabilities.

(j)

Goodwill:

Goodwill is recorded at historical cost.  Effective January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants relating to Section 3062 (“Goodwill and Other Intangible Assets”) of the CICA Handbook.  Under this new standard, goodwill and intangible assets with indefinite lives are no longer amortized, but instead are tested for impairment at least annually by comparing their fair values with their carrying values.  Any impairment of goodwill will be expensed in the period of impairment.  Intangible assets with a definite life will continue to be amortized over their defined life.

3.

Cash and short-term deposits

	December 31, 2003	December 31, 2002
	$	$

CDN dollar bank account	4,170	1,597
USD dollar bank account	76,226	80,452
Chinese RMB bank account	1,081,332	155,602
Trust account	14,929	5,000
Total	1,176,657	242,651

4.

Accounts receivable and other receivables

	December 31, 2003	December 31, 2002
	$	$

Trade receivables (mainly denominated in Chinese RMB)	578,907	179,296
Related parties receivables (note 8)	146,017	-
Advances to officer (note 8)	5,816	-
Total	730,740	179,296

5.

Project investments

(a)

Investments in 2003:

(i)

Book and ESL prjects

Projects	December 31, 2003
$

ESL – Jilin Wales Trading Company	104,988
Primary school book project – Changchun Northern Educational Book Ltd.	15,688
University investment book project – Jilin Industrial University Research Center for Firefighting Technology	28,354
Total	149,030

On June 6, 2003, CEN Smart signed an agreement with Jilin Wales Trading Company (“Jilin Company”) to invest in and ESL project.  CEN Smart will provide the funding of the research and the voice recognition technology for the ESL project.  Jilin Company will be responsible for the content, editing, software production, and distribution.  This project should be completed by December 2004.  The parties will share any profits 50/50%.

On October 27, 2003, NEB signed and agreement with Changchun Northern Educational Book Ltd. (“Changchun Ltd.”) to invest in a primary school book project.  The total investment of this project is $24,135 (RMB200,000).  NEB agreed to invest $15,688 (RMB130,000) and Changchun Ltd. agreed to invest $8,447 (RMB70,000) in this project.  Based in the investment ratio, NEB will share 65% profit from this project.

On October 27, 2003, NEB also signed an agreement with Jilin Industrial University Research Center for Firefighting Technology (“Jilin Technology”) to invest in a university investment book project.  NEB invested $28,354 (RMB234,964) in this project.  BEB will share 90% profit from this project.

(b)

Investments in 2002:

(i)

Anhui Richer

In 1998, the Company and a State Owned Enterprise (“SOE”) in the PRC established Anhui Richer Mines Co. Ltd. (“Anhui Richer”).  The Company undertook to contribute $5,800,000 in cash or mining equipment to Anhui Richer on account of its 80% interest, and the SOE undertook to contribute $1,450,000 to Anhui Richer by transferring assets less liabilities relating to the Magushan Copper and Molybdenum Mine and the Xuanzhou Iron and Sulphur Mine for its 20% interest.  The mines were operated by the SOE on behalf of and for the benefit of Anhui Richer.

The Anhui Richer owners’ agreement between the Company and the SOE was amended with an effective date of November 29, 2000 (the “Amendment”).  Pursuant to the terms of the Amendment, the Company’s investment obligation was reduced from $5,800,000 to $750,000 and, in return, the Company agreed to the transfer of both the Magushan Copper & Molybdenum Mine and the Xuanzhou Iron & Sulpher Mine from Anhui Richer to the SOE.  Proceeds from the Company’s investment were intended for Anhui Richer’s exploration activities.

Subsequent to the execution of the Amendment, the Company met its investment obligation by a payment of $580,000.  In total, the Company invested an amount of $751,754 in 2001.  The investment in Anhui Richer has been accounted for on the cost basis.

In 2001, Anhui Richer ceased its exploration activities and the Company initiated discussions with the SOE to liquidate Anhui richer.  Accordingly, this investment was written off.

In 2002, the Company reached a final settlement agreement with the SOE that effectively forgives all existing payable balances owing by the Company to Anhui Richer.  Accordingly, the existing payable balance of $144,859 has been included in income.

(ii)

CEN Smart Networks Ltd.

In June and September 2001, the Company’s wholly owned subsidiary, CEN China Education Overseas Corporation, invested a total amount of $379,223 on account of a 90% interest in CEN Smart Networks Ltd. (“CEN Smart”).  CEN Smart was established in Beijing, China on April 24, 2001 for the purpose of continuing the operations of CEN in China.

In August 2002, the Company’s wholly owned subsidiary, CEN China Education Overseas Corporation, invested an additional amount of $200,000 in CEN Smart. The Company’s 90% interest in CEN Smart remained unchanged after the additional investment. The allocation of the purchase price for the investment in CEN Smart is as follows:

	2002	2001
	$	$

Net interest in subsidiaries’ assets	180,000	345,890
Goodwill and non-controlling interest arising on investment	20,000	33,333
Total	200,000	379,223

6.

Business acquisitions

(a)

Acquisitions in 2003:

(i)

Northern Education Books Ltd.

On September 26, 2003, the Company, through CEN Smart Networks Ltd., acquired an 80% interest in Northern Education Books Ltd. (“NEB”), a distributor based in China, which specializes in the distribution of high school examination guides. The Company’s effective ownership interest in NEB is 72%. The acquisition has been accounted for using the purchase method and the results of operations have been consolidated with those of the Company from the date of acquisition.

The aggregate purchase price for NEB of $895,720 inclusive of acquisition costs, was satisfied with $97,508 of cash and 5,693,472 of the Company’s common shares valued at $798,212. Of the 5,693,472 common shares of the Company, 3,000,000 were issued on October 14, 2003 and the remaining will be issued in June 2004.

The total share consideration was based on three times audited profit after tax of NEB as of December 31, 2003 and management’s assessment of NEB’s performance during the last three months ended December 31, 2003.  The share value was based on the average market price of the Company’s common shares over the 5-day period before and after the date the final terms of the acquisition were agreed. The allocation of the purchase price to the assets acquired and liabilities assumed, at fair values, is as follows:

$
Assets acquired
Cash	187,897
Current assets	220,964
Property and equipment	333
Goodwill	804,120
Total assets acquired	1,213,314

Liabilities assumed
Current liabilities	152,303
Intercompany liabilities	142,391
Non-controlling interest	22,900
Total liabilities assumed	317,594

Net assets acquired	895,720

Financed by:
Issuance of common shares	798,212
Additional consideration in cash	72,405
Direct acquisition costs in cash	25,103
Total purchase price	895,720

(b)

Acquisitions in 2002:

(i)

Today’s Teachers Technology & Culture Ltd.

On August 1, 2002, the Company, through CEN Smart, acquired a 70% interest in Today’s Teachers Technology & Culture Ltd. (“TTTC”), a distributor of educational products based in China. The Company’s effective ownership interest in TTTC is 63%. The acquisition has been accounted for using the purchase method and the results of operations have been consolidated with those of the Company from the date of acquisition.

The aggregate purchase price for TTTC of $399,709, inclusive of acquisition costs, was satisfied with $285,726 of cash and 8,530,676 of the Company’s common shares valued at $113,983. Of the 8,530,676 common shares of the Company, 7,030,676 were issued on the acquisition date and valued based on the average market price of the Company’s common shares over the 5 day period before and after the date the final terms of the acquisition were agreed. The remaining 1,500,000 common shares of the Company were issued subsequent to the acquisition date on November 7, 2002 and represent agreed consideration to a non-related third party consultant for work performed directly related to the acquisition. These common shares were valued based on the market price of the Company’s common shares on the date the consulting agreement was signed.  The allocation of the purchase price to the assets acquired and liabilities assumed, at fair values, is as follows:

$

Net assets acquired	399,709

Financed by:
Cash previously invested in TTTC relating to textbook distribution project	259,344
Issuance of common shares	76,290
Accrual of direct acquisition costs in cash	26,382
Accrual of direct acquisition costs in issuance of common shares	37,693
Total purchase price	399,709

As a result of a net liability position of the non-controlling interest at the time of acquisition, no allocation of net assets was made to the non-controlling interest. However, the non-controlling interest has immediate claim to future profits, based on interest percentage, from the date of acquisition.

7.

Property and equipment

					December 31, 2003
	Cost	Additions	Disposal	Accumulated Amortization	Net book value
	$	$	$	$	$

Computer equipment	104,972	16,346	(584)	(95,377)	25,357
Software	69,692	459	-	(69,807)	344
Office equipment	29,231	18,645	(1,315)	(13,502)	33,059
Motor vehicles	198,800	19,569	-	(114,696)	103,673
Total	402,695	55,019	(1,899)	(293,382)	162,433

					December 31, 2002
	Cost	Additions	Disposal	Accumulated Amortization	Net book value
	$	$	$	$	$

Computer equipment	101,281	3,691	-	(53,048)	51,924
Software	69,073	619	-	(66,110)	3,582
Office equipment	40,607	4,456	(15,831)	(9,237)	19,995
Motor vehicles	157,671	59,645	(18,516)	(75,517)	123,283
Total	368,632	68,411	(34,347)	(203,912)	198,784

8.

Related party transactions

During the year ended December 31, 2003, the Company incurred an expense of $6,590 (2002 - $21,624, including office space) in office staff benefits and storage rental to International Skyline Gold Corporation (“Skyline Gold”).  The total balance due to Skyline Gold of $417 (2002 - $570) was recorded as Due to related parties.  Skyline Gold has directors in common with the Company.

During the year ended December 31, 2003, the Company received an advance of $42,484 (2002 - $7,511) from Lanch Holdings Ltd (“Lanch”), for working capital requirements. The advances are non-interest bearing.  Lanch is controlled by an immediate family member of a director/officer of the Company.

During the year ended December 31, 2003, the Company incurred an expense of $22,894 (2002 - $5,749) in office rent and parking to BDR Investments Ltd (“BDR”). The total balance due to BDR of $3,257 (2002 - $4,504) was recorded as Due to related parties.  BDR is controlled by a director/officer of the Company.

During the year ended December 31, 2003, the Company received cash proceeds of $77,350 from Beijing Anli Information & Consulting Company (“Anli”) in China for exercising its warrants of 1,200,000 common shares at $0.064.   The Company advanced funds of $146,017 to Anli for its business purpose.  The loan agreement was signed on October 28, 2003 for a one-year term, non-interest bearing.  The loan is to be repaid on or before October 31, 2004.  CVI is holding the 1,200,000 common shares as collateral.

During the year ended December 31, 2003, the Company made a non-interest bearing advance of $5,816 to an officer.  The Company is withholding the salary of the officer until the loan is fully recovered.  The loan is to be repaid by June 2004.

During the year ended December 31, 2002, the Company received cash proceeds of $156,671 plus accrued interest of $7,310 from Anli.  As consideration for the loan, the Company issued 1,200,000 common share warrants to Anli (note 11(d)). The loan bears interest at 20% per annum.

9.

Short-term loans

The Company has the following loans payable within the next twelve months; all loans are denominated in Chinese Renminbi (“RMB”), converted to United States Dollars at the balance sheet date:

	December 31, 2003	December 31, 2002
	$	$

Due to minority shareholders of TTTC, non-interest bearing	128,843	261,542
Due to a creditor, non-interest bearing	-	194,979
Due to other creditors, bearing interest at 20% per annum	-	57,078
Total	128,843	513,599

10.

Long-term debt

The Company has the following long-term debt; all loans are denominated in RMB, converted to United States Dollars at historical rates:

	December 31, 2003	December 31, 2002
	$	$

Loan received by TTTC, bearing interest at 20% per annum	-	175,076
Long-term auto financing received by TTTC, due November 14, 2005, non-interest bearing	59,971	62,124
Total	59,971	236,600

11.

Share capital

(a)

Authorized:

The authorized capital consists of 200,000,000 common shares without par value and 100,000,000 preferred shares without par value.

(b)

Issued and outstanding:

	Number of shares	Amount ($)

Balance, December 31, 2001	118,321,154	17,591,353
Shares issued on TTTC’s acquisition (note 6b(i))	7,030,676	76,290
Shares issued for consulting services (note 6b(i))	1,500,000	37,693
Balance, December 31, 2002	126,851,830	17,705,336
Receivable from private placement in 2001	-	12,729
Shares issued on exercise of warrants	1,200,000	77,350
Shares issued for cash by way of private placement	14,498,658	1,637,765
Shares cancellation	(6,300,000)	-
Shares issued on settlement of debt	200,000	4,960
Shares issued on settlement of debt	2,500,000	196,760
Shares issued on NEB’s acquisition (note 6a(i))	3,000,000	412,131
Balance, December 31, 2003	141,950,488	20,047,031

During the year ended December 31, 2002, the following changes in issued share capital occurred:

(i)

The Company issued 7,030,676 shares at a deemed value of $0.011 per share to effect the acquisition of TTTC (note 6b(i)).

(ii)

The Company issued 1,500,000 shares at a deemed value of $0.025 per share as part of a consulting agreement for the acquisition of TTTC. This cost has been included as part of the acquisition cost of TTTC on August 1, 2002 (note 6b(i)).

During the year ended December 31, 2003, the following changes in issued share capital occurred:

(i)

The Company received the proceeds of $12,729 pursuant to a share subscription agreement with a consultant in 2001.

(ii)

The Company issued 1,200,000 common shares at $0.064 per share to Beijing Anli Information & Consulting Company (“Anli”) in China on exercise of warrants for $77,350 cash.  Both Anli and its major shareholder are shareholders of the Company.

(iii)

The Company issued 2,727,272 common shares pursuant to a private placement agreement which at $0.072 per share for $195,798 cash.

(iv)

The Company issued 1,000,000 common shares pursuant to a private placement agreement which at $0.072 per share to Lanch Holdings Ltd (“Lanch”), for $72,145 cash.  Lanch is controlled by an immediate family member of a director/officer of the Company.

(v)

The Company issued 7,525,242 common shares pursuant to a private placement agreement which at $0.127 per share for $957,410 cash.

(vi)

The Company issued 3,246,144 common shares pursuant to a private placement agreement which at $0.127 per share for $412,412 cash.

(vii)

The Company cancelled 6,300,000 outstanding shares pursuant to a settlement agreement.

(viii)

The Company issued 200,000 common shares at a deemed value of $0.025 per share which is equivalent to $4,960 to settle the outstanding debt as at December 31, 2002 to a consultant.

(ix)

The Company issued 2,500,000 common shares at a deemed value of $0.079 per share which is equivalent to $196,760 to settle the outstanding debt as at December 31, 2002 to a consultant.

(x)

The Company issued the first tranche of 3,000,000 common shares at $0.1375 per share for a total of $412,131 from treasury as consideration for the purchase of an 80% interest in NEB by CEN Smart.

(c)

Stock options:

The Company has stock option plans that allow it to grant options to its employees, officers, directors and consultants to acquire up to 11.9 million common shares.  The exercise price of each option shall not be less than the weighted average closing price of the common shares on the TSX Venture Exchange on the last five trading days before the date of the grant.  Options have a maximum term of five years and terminate thirty to ninety days following the termination of the optionee’s employment.  The right to exercise the options will vest in installments over the life of the option as determined at the time the option is granted. Once approved and vested, options are exercisable at any time.  The following table summarizes the changes in the Company’s share purchase options outstanding as follows:

	December 31, 2003			December 31, 2002
	Share options outstanding	Weighted average price in USD	Weighted average price in CDN	Share options outstanding	Weighted average price in USD	Weighted average price in CDN

Outstanding, beginning of year	4,384,000	$0.214	$0.336	6,783,375	$0.227	$0.362
Granted	7,287,000	$0.130	$0.204	-	-	-
Exercised	-	-	-	-	-	-
Forfeited	(2,659,000)	$0.161	$0.250	(2,399,375)	$0.229	$0.365
Outstanding, end of year	9,012,000	$0.132	$0.208	4,384,000	$0.214	$0.336
Exercisable, end of year	4,628,667	$0.131	$0.207	2,784,000	$0.215	$0.336

The following table provides details of options outstanding at December 31, 2003:

		Options outstanding	Options exercisable
Exercise price in USD	Exercise price in CDN	Number outstanding at December 31, 2003	Number outstanding at December 31, 2003	Weighted average life remaining years

$0.133	$0.210	1,000,000	800,000	1.3
$0.133	$0.210	1,750,000	1,400,000	1.8
$0.114	$0.180	512,000	512,000	4.0
$0.133	$0.210	5,750,000	1,916,667	4.3
		9,012,000	4,628,667	3.5

The following table provided details of options outstanding at December 31, 2002:

		Options outstanding	Options exercisable
Exercise price in USD	Exercise price in CDN	Number outstanding at December 31, 2002	Number outstanding at December 31, 2002	Weighted average life remaining years

$0.190	$0.300	2,000,000	1,200,000	2.7
$0.234	$0.350	384,000	384,000	0.6
$0.235	$0.370	2,000,000	1,200,000	2.3
		4,384,000	2,784,000	2.4

(d)

Warrants:

The following table summarizes the status of the Company’s share purchase warrants outstanding as follows:

Price	Expiry date	Balance, December 31, 2002	Issued	Expired/ cancelled	Exercised	Balance, December 31, 2003

$0.064 (CDN$0.10)	January 23, 2003	1,200,000	-	-	(1,200,000)	-

12.

Stock based compensation

The Company, in accordance with the policies of the TSX Venture Exchange, is authorized to grant options to directors, officers, and employees to acquire up to 10% of issued and outstanding common stock. The fair value of each option granted is estimated on the grant date using the Black-Scholes option-pricing model:

(a)

Options granted to consultants

The Company issued 1,537,000 common share purchase options with 512,000 common shares exercisable at $0.0973 (~CDN$0.13), 512,000 common shares exercisable at $0.1347 (~CDN$0.18), and 512,000 common shares exercisable at $0.1795 (~CDN$0.24).  These options were granted to a consultant, Cavalcanti Hume Funfer Inc. (formerly Hume, Kieran Inc.), as part of an investor relations agreement signed in January 2003.  As at December 31, 2003, CHF and the Company had a mutual agreement that the options for 512,000 common shares exercisable at $0.0973 (~CDN$0.13) and the options for 512,000 common shares exercisable at $0.1795 (~CDN$0.24) be cancelled.  The remaining options for 512,000 common shares exercisable at $0.1347 (~CDN$0.18) were vested in two different periods.  On April 14, 2003, 256,625 common shares were vested with a fair value of $0.0782 (~CDN$0.11369) per share and on July 14, 2003, 255,375 common shares were vested with a fair value of $0.0641 (~CDN$0.08812) per share.

The Company issued 1,000,000 common share purchase options on April 14, 2003 with an exercise price of $0.1591 (~CDN$0.21) to a consultant who provides investment advisory services for the Asian market.  The options shall vest over a period of three years.  One-third vest after six months, one-third vest after 18 months, and the balance vest after 36 months from the date of grant.  On October 14, 2003, 333,333 common shares were vested with a fair value of $0.04928 (~CDN$0.06506) per share.

Using the below assumptions, the total fair value compensation expense relating to vested options for consultants as at December 31, 2003 was $52,864 (~CDN73,366).  This amount was recorded in the operations for the period.

December 31, 2003 (US$)	Option 1 (April 14, 2003)	Option 2 (July 14, 2003)	Option 3 (October 14, 2003)

Spot price on date of vesting	$0.1513 (CDN$0.22)	$0.1421 (CDN$0.19)	$0.1288 (CDN$0.17)
Exercise price	$0.1238 (CDN$0.18)	$0.1309 (CDN$0.18)	$0.1591 (CDN$0.21)
Risk free interest rate	3.91%	3.91%	3.91%
Dividend yield	0	0	0
Expected volatility	0.4885	0.4885	0.4885
Expected life	4.75 years	4.5 years	4.5 years
Number of common shares vested	256,625	255,375	333,333
Fair value of each option	$0.07820 (CDN$0.11369)	$0.06410 (CDN$0.08812)	$0.04928 (CDN$0.06506)

(b)

Options granted to officers, employees, and directors:

The Company issued 1,500,000 common share purchase options on April 24, 2000 with exercise price of $0.1446 (~CDN$0.21) to one director.  The options shall vest over a period of four years.  One-fifth vest after 60 days from the date of grant, and one-fifth vest on each of one, two, three and four year anniversaries of the date of grant.  On April 24, 2003, 300,000 common shares were vested with a fair value of $0.02961 (CDN$0.04299) per share.

The Company issued 1,750,000 common share purchase options on September 25, 2000 with an exercise price of $0.1556 (~CDN$0.21) to two officers and one director.  The option shall vest over a period of four years.  One-fifth vest after 60 days from the date of grant, and one-fifth vest on each of one, two, three and four year anniversaries of the date of grant.  On September 25, 2003, 350,000 common shares were vested with a fair value of $0.03634 (CDN$0.04904) per share.

The Company issued 4,750,000 common share purchase options on April 14, 2003 with exercise price at $0.1591 (~CDN$0.21) for two officers (3,750,000 options in total), one employee (500,000 options), and one director (500,000 options).  The option shall vest over a period of three years.  One-third vest after six months, one-third vest after 18 months the balance vest after 36 months from the date of grant.  On October 14, 2003, 1,583,334 common shares were vested with a fair value of $0.04928 (CDN$0.06506) per share.

Using the below assumptions, the total fair value compensation expense relating to vested options for officers, employees and directors as at December 31, 2003 was $99,633 (~CDN133,079).  This amount was recorded in the operations for the period.

December 31, 2003 (US$)	Option 1 (April 14, 2003)	Option 2 (July 14, 2003)	Option 3 (October 14, 2003)

Spot price on date of vesting	$0.1240 (CDN$0.18)	$0.1408 (CDN$0.19)	$0.1288 (CDN$0.17)
Exercise price	$0.1446 (CDN$0.21)	$0.1556 (CDN$0.21)	$0.1591 (CDN$0.21)
Risk free interest rate	3.91%	3.91%	3.91%
Dividend yield	0	0	0
Expected volatility	0.4885	0.4885	0.4885
Expected life	2.0 years	2.0 years	4.5 years
Number of common shares vested	300,000	350,000	1,583,334
Fair value of each option	$0.02961 (CDN$0.04299)	$0.03634 (CDN$0.04904)	$0.04928 (CDN$0.06506)

13.

Taxation

As at December 31, 2003, the Company has accumulated income tax balances that would give rise to future tax benefits, including losses for tax purposes of approximately $4,567,000 in Canada and $369,000 in China, which can be applied up to 2009 to reduce taxable income.  The future tax benefits have not been recorded in the accounts because it is more likely than not that the benefits will not be realized.  A valuation allowance is recorded in full against the future income tax asset that would otherwise be recognized.

During 2003 the Company’s subsidiary, TTTC utilized carry forward losses to offset taxable income.  There was no future income tax asset recorded at the time of acquisition due to the uncertainty regarding the utilization of these losses.  During 2003 the Company’s new subsidiary, NEB, utilized the provincial tax holiday from income tax available.

The Company, through its subsidiaries, conducts a significant amount of its business in China. China currently has a number of laws related to various taxes imposed by both federal and regional governmental authorities. Applicable taxes include value added tax, corporate income tax (profits tax), and payroll (social) taxes, together with others.  Laws related to these taxes have not been in force for a significant period, in contrast to more developed market economies; therefore, implementing regulations are often unclear or nonexistent. Often, differing opinions regarding legal interpretation exist both among and within government ministries and organizations; thus, creating uncertainties and areas of conflict.

Tax declarations, together with other legal compliance areas (as examples, customs and currency control matters) are subject to review and investigation by a number of authorities, who are enabled by law to impose extremely severe fines, penalties and interest charges. These facts create tax risks in China substantially more significant than typically found in countries with more developed tax systems.

Management believes that the Company is in substantial compliance with the tax laws affecting its operations; however, the risk remains that the relevant authorities could take differing positions with regard to interpretive issues and the effect could be significant. The fact that a year has been reviewed does not close that year, or any tax declaration applicable to that year, from further review.

14.

Non-cash transactions

Year ended December 31, 2003

(a)

The Company, through CEN Smart Networks Ltd., acquired an 80% interest in NEB on September 26, 2003. Net assets with a fair value of $895,720 were acquired, in exchange for $97,508 of cash and $798,212 of non-cash consideration, which comprised of the issuance of 5,693,472 shares of the Company’s common shares.  The Company issued the first tranche of 3,000,000 common shares at $0.1375 per share, for a net total of $412,031 from treasury on October 14, 2003.

(b)

The Company settled outstanding debt to a consultant on January 21, 2003 included in accounts payable at December 31, 2002 of $4,960 in exchange for non-cash consideration, which comprised of the issuance of 200,000 shares of the Company’s common shares.

(c)

The Company settled outstanding debt to a consultant on January 27, 2003 included in accounts payable at December 31, 2002 of $196,760 in exchange for non-cash consideration, which comprised of the issuance of 2,500,000 shares of the Company’s common shares.

Year ended December 31, 2002

(a)

The Company, through CEN Smart Networks Ltd., acquired a 70% interest in TTTC. Net assets with a fair value of $399,709 were acquired, in exchange for $285,726 of cash and $113,983 of non-cash consideration, which comprised of the issuance of 8,530,676 shares of the Company’s common shares.

15.

Financial instruments

The carrying amount for cash, accounts receivable, accounts payable and accrued liabilities, loans payable, and the payable to related parties approximate their fair value due to the short-term nature of these instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument.  These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore, cannot be determined with precision.  Changes in assumptions could significantly affect the estimates and the business operations are predominately in Chinese RMB, which is effectively pegged to the US dollar.

16.

Subsequent events

Subsequent to December 31, 2003, the following changes in issued share capital occurred:

(a)

On January 8, 2004, the Company issued 1,500,000 common shares and 1,000,000 warrants pursuant to a private placement agreement which at $0.105 per share for cash proceeds of $157,835.  Each warrant entitles the holder to acquire one common share at an exercise price of $0.128 per share for a two-year period.

(b)

The Company granted options to acquire 300,000 common shares to a consultant on March 30, 2004. These options are exercisable up to March 30, 2009 at $0.133 per share and shall vest over a period of 18 months from the date of grant.  One-third vest immediately, one-third vest after six months and the balance vest after 18 months from the date of grant.

(c)

The Company granted options to acquire 1,000,000 common shares to a consultant on March 30, 2004. These options are exercisable up to March 30, 2009 for 500,000 common shares at $0.1298 per share and 500,000 common shares at $0.1832.  The options shall vest over a period of 270 days from the date of grant.  One-fourth vest immediately, one-fourth vest after 90 days, one-fourth vest after 180 days and the balance vest after 270 days from the date of the grant.

(d)

The Company granted options to acquire 750,000 common shares to a consultant on April 13, 2004.  These options vest immediately and are exercisable at $0.135 per share, for a period of two years.

(e)

The Company granted options to acquire 500,000 common shares to an employee on April 13, 2004. These options are exercisable up to April 13, 2009 at $0.135 per share.  One-third vest immediately, one-third vest after six months and the balance vest after 18 months from the date of grant.

(f)

On April 21, 2004, the Company announced the completion of a private placement for proceeds of $552,000.  The private placement resulted in the issuance of 4,683,500 common shares at $0.118 per common share and 2,341,750 warrants.  The common shares are subject to a four-month hold period.  Each warrant entitles the holder to acquire one common share for a period of two years at an exercise price of $0.147 per common share.

A portion of the private placement was brokered by Penson Financial Services Canada Inc. (“Penson Financial Services”) and First Associates Investment Inc. (“First Associates”).  Penson Financial Services received cash consideration in the amount of $680 in connection with their brokered portion of the private placement.  First Associates received 75,000 common shares and 37,500 warrants in connection with their brokered portion of the private placement.   The common shares are subject to a four-month hold period.  Each warrant entitles First Associates to acquire one common share for a period of two years at an exercise price of $0.147 per common share.

17.

Segmented information

The Company’s head office is located in Vancouver, British Columbia, Canada.  The operations of the Company are primarily in two geographic areas: Canada and China.  The operations in China are mainly in the development and distribution of educational textbooks and materials.  ECN ceased business operations in China during 2002. Therefore, the discontinued operation of ECN was separately disclosed under the segment of China’s operations.

Segmented information by geographic areas is as follows for the year ended December 31, 2003:

		People’s Republic of China		Canada
Expressed in USD	ECN Solutions	TTTC, CEN Smart, NEB (active operations)	Sub-total	Head Office Operations & Other	Total
	$	$	$	$	$

Revenues
TTTC sales	-	4,081,602	4,081,602	-	4,081,602
CEN Smart sales	-	257,598	257,598	-	257,598
NEB distribution income	-	369,643	369,643	-	369,643
Interest income	-	2,540	2,540	-	2,540
Total	-	4,711,383	4,711,383	-	4,711,383

Cost of sales	-	2,725,809	2,725,809	-	2,725,809

Profit/(loss) before amortization and interest expense	-	1,091,184	1,091,184	(787,603)	303,581

Amortization	-	82,970	82,970	6,500	89,470

Interest expense	-	6,868	6,868	1,778	8,646

Profit/(loss) before income tax	-	1,001,346	1,001,346	(795,881)	205,465

Income tax	-	17,395	17,395	-	17,395

Profit/(loss) before non-controlling interest	-	983,951	983,951	(795,881)	188,070

Non-controlling interest	-	207,639	207,639	77,631	285,270

Income/(loss) for the year	-	776,312	776,312	(873,512)	(97,200)

Additions during the year:
Property and equipment (note 7)	-	54,560	54,560	459	55,019
Goodwill	-	804,120	804,120	-	804,120

Property and equipment (note 7)	42,620	119,469	162,089	344	162,433

Goodwill	-	3,224,744	3,224,744	-	3,224,744

Total assets	42,620	5,679,051	5,721,671	38,830	5,760,501

Segmented information by geographic area is as follows for the year ended December 31, 2002:

		People’s Republic of China		Canada
Expressed in USD	ECN Solutions	TTTC, CEN Smart (active operations)	Sub-total	Head Office Operations & Other	Total
	$	$	$	$	$

Revenues
TTTC sales	-	1,333,063	1,333,063	-	1,333,063
TTTC distribution income	-	659,908	659,908	-	659,908
CEN Smart sales	-	17,504	17,504	-	17,504
Interest income	-	40,732	40,732	4	40,736
Total	-	2,051,207	2,051,207	4	2,051,211

Cost of sales	-	1,029,591	1,029,591	-	1,029,591

Profit/(loss) before amortization and interest expense	-	641,303	641,303	(583,936)	57,367
Amortization	-	(23,074)	(23,074)	(14,199)	(37,273)
Interest expense	-	(32,717)	(32,717)	(621)	(33,338)
Profit/(loss) before the following other items	-	585,512	585,512	(598,756)	(13,244)
Recovery on sale of mining and mill equipment	-	-	-	6,947	6,947
Gain on forgiveness of debt	-	-	-	144,859	144,859
Write-off of property and equipment	-	-	-	(17,739)	(17,739)
Impairment of goodwill	-	-	-	(730,000)	(730,000)
Profit/(loss) before income tax	-	585,512	585,512	(1,194,689)	(609,177)
Income tax	-	(9,432)	(9,432)	-	(9,432)
Profit/(loss) before non-controlling interest	-	576,080	576,080	(1,194,689)	(618,609)
Non-controlling interest	-	(227,930)	(227,930)	-	(227,930)
Profit/(loss) before discontinued operation	-	348,150	348,150	(1,194,689)	(846,539)
Gain/(loss) from discontinued operation	66,775	-	66,775	-	66,775
Profit/(loss) for the year	66,775	348,150	414,925	(1,194,689)	(779,764)

Additions during the year:
Property and equipment (note 7)	-	67,792	67,792	619	68,411
Goodwill	-	2,420,624	2,420,624	-	2,420,624

Property and equipment (note 7)	42,620	149,779	192,399	6,385	198,784

Goodwill	-	2,420,624	2,420,624	-	2,420,624

Total assets	42,620	3,177,159	3,219,779	29,334	3,249,113

18.

Comparative Figures

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.  These reclassifications have not had an impact on results of operations for the year.

19.

Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”)

These financial statements are prepared in accordance with GAAP in Canada, which differed in some respects from GAAP in the United States.  The material differences between Canadian and United States GAAP, in respect of these financial statements, are as follows:

(a)

Stock based compensation

The Company records compensation expense for US GAAP purposes following the fair value of accounting for stock options issued to employees.   The Company uses the Black-Scholes option-pricing model to value its stock options as described in note 12.

In December 2002, FASB issued SFAS No. 148, “Accounting for Stock–Based Compensation – Transition and Disclosure”.  SFAS 148 amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.  In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.  SFAS 148 is effective for fiscal years beginning after December 15, 2002.  The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002.  As the Company has adopted the fair value based method of accounting for stock options for its fiscal year ending December 31, 2003, implementation of FAS 148 had no impact on the Company’s financial position or results of operations.

(b)

Loss per share

Under both Canadian and United States generally accepted accounting principles basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

Under United States generally accepted accounting principles, the weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the company incurring a certain amount of exploration and development expenditures.  The weighted average number of shares outstanding under United States generally accepted accounting principles for the year ended December 31, 2003 was 133,816,857.  For more information on options and warrants, please refer to note 11 (c) and (d) of the financial statements as of December 31, 2003.

Under US GAAP the Company must provide a reconciliation of the numerator and denominators of basic and diluted earnings per share.

	December 31, 2003	December 31, 2002
	$	$
Numerator
Net loss	97,200	799,764

Denominator
Weighted average number of common shares outstanding	133,816,857	121,494,287

Basic and diluted loss per common share	$ 0.001	$ 0.006

(c)

Income Taxes

Under United States GAAP, the company would have initially recorded an income tax asset for the benefit of the resource deduction pools and losses carried forward.  This asset would have been reduced to $nil by a valuation allowance.

	Canada	TTTC	NEB	CEN Smart	Total

Tax loss carry forward	4,565,840	289,156	-	23,707	4,878,703
At statutory tax rates	1,626,352	95,422	-	3,912	1,725,686
Valuation allowance	(1,626,352)	(95,422)	-	(3,912)	(1,725,686)
Deferred tax assets/liabilities	-	-	-	-	-

(d)

New accounting pronouncements

In July 2001, FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”, that records the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets.  The initial recognition of the liability will be capitalized as part of the asset cost and depreciated over its estimated useful life.  SFAS No. 143 is required to be adopted effective January 1, 2003.

In June 2002, FASB issued SFAS No. 146 “Accounting for costs Associated with Exit or Disposal Activities” (“SFAS 146”), which supersedes EITF Issue No. 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in Restructuring)”.  SFAS 146 is required to be adopted for disposal plans initiated after December 31, 2002.

In December 2002, FASB issued SFAS No. 148, “Accounting for Stock–Based Compensation – Transition and Disclosure”.  SFAS 148 amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.  In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.  SFAS 148 is effective for fiscal years beginning after December 15, 2002.  The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002.  The company has adopted SFAS No. 148, as required, on November 1, 2003.

The adoption of these new pronouncements is not expected to have a material effect on the company’s financial position or results of operations.

CHINA VENTURES INC.

Interim Consolidated Financial Statements

(Expressed in United States Dollars)

Six months ended June 30, 2004

Prepared by Management (not audited or reviewed by external auditors)

See Notice to Reader

Notice to Reader

Management has compiled the unaudited interim consolidated financial information of China Ventures Inc. consisting of the interim consolidated Balance Sheet as at June 30, 2004 and the consolidated Statement of Operations and Deficit and consolidated Statement of Cash Flows for the six months ended June 30, 2004.  Please note the interim financial statements have not been reviewed or audited by external auditors.

CHINA VENTURES INC.

Balance Sheets as at June 30, 2004 and December 31, 2003

(Prepared by Management)

(Expressed in U.S. Dollars)	Six months ended 30-Jun-04 (Unaudited)	Year ended 31-Dec-03 (Audited)
	$	$
Assets

Current assets
Cash and short-term deposits (note 4)	1,307,954	1,176,657
Accounts receivable and other receivables (note 5)	776,150	730,740
Inventory	446,392	232,108
Prepaid expenses & deposits	45,548	24,603
	2,576,044	2,164,108

Long-term car loan receivable	64,067	60,186

Investment in book and ESL projects (note 6(i))	277,009	149,030

Property and equipment (note 7)	126,566	162,433

Goodwill (note 8)	3,273,144	3,224,744

Total assets	6,316,830	5,760,501

Current liabilities
Accounts payable and accrued liabilities	730,088	1,037,443
Due to related parties (note 9)	41,562	46,226
Short-term loans (note 10)	544,371	128,843
	1,316,821	1,212,512

Long-term debt (note 11)	48,273	59,971

Non-controlling interest	601,521	586,497
	1,966,615	1,858,980

Shareholders’ equity
Share capital (note 12)	21,141,046	20,047,031
Shares to be issued	-	385,847
Contributed surplus (note 13)	230,804	152,497
Deficit	(17,021,635)	(16,683,854)
	4,350,215	3,901,521

Total liabilities and shareholders’ equity	6,316,830	5,760,501

See subsequent events (note 14)
See accompanying notes to consolidated financial statements.

“Ronald C. Shon” Director

“Chengfeng Zhou” Director

CHINA VENTURES INC.

Consolidated Statements of Operations and Deficit for the period ended June 30, 2004 and2003

(Prepared by Management)

	Three months ended		Six months ended
	30-Jun-04	30-Jun-03	30-Jun-04	30-Jun-03
(Expressed in U.S. Dollars)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	$	$	$	$
Revenues
Sales	256,883	258,589	811,843	387,005
Distribution income	182,061	-	187,090	-
Interest income	1,043	97	1,319	360
	439,987	258,686	1,000,252	387,365
Cost of sales	212,324	138,677	618,856	233,001
Gross profit	227,663	120,009	381,396	154,364

Expenses:
Amortization	20,657	13,613	46,231	30,745
Author and research	36,097	30,751	57,455	58,274
Consulting & accounting	70,955	55,883	103,743	96,261
Foreign exchange loss	(6,072)	63,877	(8,501)	78,637
Insurance	13,780	3,823	20,324	11,993
Interest	9,230	(18,783)	12,605	11,103
Loss on disposal of equipment	-	-	-	-
Legal and audit	28,876	22,682	47,414	50,005
News release	1,774	4,483	3,294	10,650
Office	32,850	56,863	85,606	116,485
Regulatory fees and annual report	32,617	13,788	36,396	17,147
Salaries and benefits	114,853	93,239	219,582	172,085
Sales and marketing	454	18,589	454	22,607
Stock based compensation	56,290	56,315	78,307	84,863
Travel	25,003	18,512	40,955	55,639
Other	(381)	(15,371)	12,936	22,833
Total expenses	436,983	418,264	756,801	839,327
Loss before taxes and non-controlling interest	(209,320)	(298,255)	(375,405)	(684,963)
Income taxes refund	-	-	4,248	-
Loss before non-controlling interest	(209,320)	(298,255)	(371,157)	(684,963)
Non-controlling interest	23,842	21,189	35,417	94,630
Loss before discontinued operations	(185,478)	(277,066)	(335,740)	(590,333)
Gain from discontinued operations	-	-	-	-
Loss for the period	(185,478)	(277,066)	(335,740)	(590,333)
Deficit, beginning of period	16,683,854	16,586,653	16,683,854	16,586,653
Deficit, end of period	16,869,332	16,863,719	17,019,594	17,176,986
Weighted average number of shares outstanding	145,287,574	127,796,643	145,287,574	127,796,643

Basic loss per share	0.0013	0.0022	0.0023	0.0046

See accompanying notes to consolidated financial statements.

CHINA VENTURES INC.

Consolidated Statements of Cash Flows for the period ended June 30, 2004 and 2003

(Prepared by Management)

	Three months ended		Six months ended
	30-Jun-04	30-Jun-03	30-Jun-04	30-Jun-03
(Expressed in U.S. Dollars)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	$			$
Cash provided by (used in):
Loss for the year	(185,478)	(277,066)	(335,740)	(590,333)
Items not involving cash:
Amortization	20,657	13,613	46,231	30,745
Non-cash stock based compensation	56,290	55,516	78,307	84,863
Non-controlling interest	(23,842)	(21,189)	(35,417)	(94,630)
	(132,373)	(229,126)	(246,619)	(569,355)
Changes in non-cash operating working capital
Accounts receivable & other receivables	(106,386)	(37,811)	(45,410)	109,389
Inventory	(229,816)	128,845	(214,284)	4,229
Prepaid expenses	(14,839)	64,401	(20,945)	(1,206)
Accounts payable & accrued liabilities	232,505	(2,325)	(306,555)	167,706
	(250,909)	(76,016)	(833,813)	(289,237)
Investing:
Long-term car loan receivable	(11,280)	-	(3,881)	-
Sale of property and equipment	-	-	-	-
Purchase of property and equipment	(7,830)	(22,372)	(10,364)	(29,299)
Investment in book and ESL projects	(5,809)	-	(127,979)	-
	(24,919)	(22,372)	(142,224)	(29,299)
Financing:
Issue of shares for cash	551,498	815,903	708,168	1,161,195
Proceeds/(Payment) of short-term borrowings	(84,466)	(302,565)	415,528	(314,391)
(Payment)/proceeds from long-term borrowings	(4,514)	(168,928)	(11,698)	(162,883)
Payable to related parties	(3,035)	40,048	(4,664)	18,326
	459,483	384,458	1,107,334	702,247

Increase (decrease) in cash and short-term deposits	183,655	286,070	131,297	383,711
Cash/short-term deposits, beginning of period	1,124,299	340,292	1,176,657	242,651
Cash/short-term deposits, end of period	1,307,954	626,362	1,307,954	626,362

See accompanying notes to consolidated financial statements.

CHINA VENTURES INC.

Notes to Consolidated Financial Statements – Prepared by Management

(Expressed in United States Dollars)

For the period ended June 30,2004 (Unaudited)

1.

General

These unaudited interim consolidated financial statements do not include all the disclosures required by Canadian generally accepted accounting principles and therefore should be read in conjunction with the Consolidated Financial Statements for the year ended December 31, 2003.  The results of operations for the interim periods should not be considered indicative of full year results due to the seasonality of the Company’s business.

2.

Significant accounting policies

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods of application as set out in note 2 of the Consolidated Financial Statements for the year ended December 31, 2003.

3.

Comparative figures

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.  These reclassifications have not had an impact on results of operations for the period.

4.

Cash and short-term deposits

	June 30, 2004	December 31, 2003
	$	$

CDN dollar bank account	301,692	4,170
USD dollar bank account	246,940	76,226
Chinese RMB bank account	748,796	1,081,332
Trust account	10,526	14,929
	1,307,954	1,176,657

5.

Accounts receivable and other receivables

	June 30, 2004	December 31, 2003
	$	$

Trade receivables (mainly denominated in Chinese RMB)	523,940	578,907
Related parties receivables (note 9)	146,018	146,017
Commission receivables	59,699	-
Advances to officer (note 9)	22,144	5,816
Advances to suppliers	24,349	-
Total	776,150	730,740

6.

Project investments

(i)

Book and ESL projects

Projects	June 30, 2004	December 31, 2003
	$	$
ESL – Jilin Wales Trading Company	104,989	104,988

University investment book project – Jilin Industrial	-	-

University Research Center for Firefighting Technology	64,558	28,354

Primary and secondary schools examination notes projects – Changchun Northern Educational Book Ltd.	37,711	15,688

Book project – Changchun Culture Library Co. Ltd.	69,751	-

Total	277,009	149,030

On June 6, 2003, CEN Smart signed an agreement with Jilin Wales Trading Company (“Jilin Company”) to invest in an ESL project.  CEN Smart will provide the funding of the research and the voice recognition technology for the ESL project.  Jilin Company will be responsible for the content, editing, software production, and distribution.  This project should be completed by December 2004.  The parties will share any profits 50/50%.

On October 27, 2003, NEB signed an agreement with Changchun Northern Educational Book Ltd. (“Changchun Ltd.”) to invest in a primary school book project.  The total investment of this project is $24,135 (RMB200,000).  NEB agreed to invest $15,688 (RMB130,000) and Changchun Ltd. agreed to invest $8,447 (RMB70,000) in this project.  The project completed in April 2004 and NEB made a profit of $10,137 (RMB84,000) from its 65% share of total profits.

On October 27, 2003, NEB also signed an agreement with Jilin Industrial University Research Center for Firefighting Technology (“Jilin Technology”) to invest in a university investment book project.  The total investment of this project is $72,407 (RMB600,000) which NEB agreed to invest $65,167 (RMB540,000) and Jilin Technology agreed to invest $7,240 (RMB60,000) in this project.  As at March 31, 2004, NEB made a total investment of $64,553 (RMB534,964) for this project.  NEB will invest the remaining $609 (RMB5,036) in this project within this year.  Profit sharing ratio is based on the amount of the investment.  NEB will share 90% of the total profits.

In February 2004, NEB entered into an agreement with Changchun Ltd. to invest in an examination notes project for primary and secondary schools.  The total investment of this project is $60,338 (RMB500,000).  NEB invested $37,711 (RMB312,500) and Chungchun Ltd. agreed to invest $22,627 (RMB187,500) in this project.  Profit sharing ratio is based on the amount of investment.  NEB will share 62.5% of the total profits.

In February 2004, NEB entered into an agreement with Changchun Culture Library Co. Ltd. (“Changchun Culture”) for a book project.  The total investment of this project is $82,060 (RBM600,000).  NEB invested $48,270 (RMB400,000) in February 2004 and $21,481 (RBM178,000) in April 2004.  Changchun Culture agreed to invest $12,309 (RBM102,000) in this project.  Profit sharing ratio is based on the amount of investment.  NEB will share 85% of the total profit.

7.

Property and equipment

	As at December 31, 2003	Six months ended June 30, 2004	Six months ended June 30, 2004	As at June 30, 2004
	Net book value	Addition	Amortization	Net book value
	$	$	$	$

Computer equipment	25,357	10,070	22,175	13,252
Software	344	-	344	-
Office equipment	33,059	294	4,610	28,743
Motor vehicles	103,673	-	19,102	84,571
Total	162,433	10,364	46,231	126,566

8.

Goodwill

In May 2004, the Company’s wholly owned subsidiary, CEN China Education Overseas Corporation, invested an additional amount of $484,000 (RMB4,000,000) in CEN Smart which arising $48,400 in goodwill and non-controlling interest.  The Company’s 90% interest in CEN Smart remained unchanged after the additional investment.  The purpose of this investment is for the working capital of the operations in China.

The allocation of the purchase price for the investment in CEN Smart is as follows:

	June 30, 2004	December 31, 2003
	$	$
Net interest in subsidiaries’ assets	994,823	559,223

Goodwill and non-controlling interest arising on investment	68,400	20,000
	1,063,223	579,223

9.

Related party transactions

During six months ended June30, 2004, the Company incurred an expense of $167 in office staff benefits and storage rental to International Skyline Gold Corporation (“Skyline Gold”).  The total balance due to Skyline Gold of $679 was recorded as due to related parties.  Skyline Gold has directors in common with the Company.

As at June 30, 2004, the Company has a total balance due to Lanch Holdings Ltd. (“Lanch”) of $40,883 was recorded in due to related parties.  The advances are non-interest bearing.  Lanch is controlled by an immediate family member of a director/officer of the Company.

The Company advanced funds of $144,803 (RMB1,200,000) to Beijing Anli Information & Consulting Company (“Anli”) in China for its business purpose.  The loan agreement was signed on October 28, 2003 for a one-year term, non-interest bearing.  The loan is to be repaid on or before October 31, 2004.  CVI is holding the 1,200,000 common shares as collateral.  As at June 30, 2004, the total balance due from Anli of $146,018 was recorded as related parties receivables.  Both Anli and its major shareholder are shareholders of the Company.

As at June 30, 2004, the Company made a total non-interest bearing advance of $22,144 to an officer.  The Company is withholding the salary of the officer until the loan is fully recovered.  The loan is to be repaid by August 27, 2004.

10.

Short-term loans

The Company has the following loans payable within the next twelve months:

	June 30, 2004	December 31, 2003
	$	$

Due to minority shareholders of TTTC, non-interest bearing (denominated in Chinese RMB)	44,731	128,843

Due to Wild Coyote Securities, bearing interest at 8% per annum, repayable on or before November 1, 2004	500,000	-

Total	544,371	128,843

11.

Long-term debt

The Company has the following long-term debt; all loans are denominated in RMB, converted to United States Dollars at historical rates:

	June 30, 2004	December 31, 2003
	$	$

Long-term auto financing received by TTTC, due November 14, 2005, non-interest bearing	48,273	59,971

Total	48,273	59,971

12.

Share capital

(a)

Authorized:

The authorized capital consists of 200,000,000 commons shares without par value and 100,000,000 preferred shares without par value.

(b)

Issued and outstanding:

	Number of shares	Amount ($)

Balance, December 31, 2002	126,851,830	17,705,336
Receivable from private placement in 2001	-	12,729
Shares issued on exercise of warrants	1,200,000	77,350
Shares issued for cash by way of private placement	14,498,658	1,637,765
Shares cancellation	(6,300,000)	-
Shares issued on settlement of debt	200,000	4,960
Shares issued on settlement of debt	2,500,000	196,760
Shares issued on NEB’s acquisition	3,000,000	412,131
Balance, December 31, 2003	141,950,488	20,047,031
Shares issued for cash by way of private financing	1,500,000	156,670
Balance March 31, 2004	143,450,488	20,203,701
Shares issued for cash by way of private financing	4,758,500	551,498
Shares issued on NEB’s acquisition	2,693,472	385,847
Balance, June 30, 2004	150,902,460	21,141,046

During six months ended June 30, 2004, the following changes in issued share capital occurred:

(i)

The Company issued 1,500,000 common shares pursuant to a private placement agreement which at $0.105 per share for net cash proceed of $156,670.

(ii)

The Company issued 4,758,500 common shares (including 75,000 common shares issued from Treasury to First Associates Investments Inc. for brokerage services) pursuant to a private placement agreement which at $0.118 per share for net proceed of $551,498.

(iii)

The Company issued the last tranche of 2,693,472 common shares at $0.1433 per share for a total of $385,847 from treasury as consideration for the purchase of an 80% interest in NEB by CEN Smart.

During the year ended December 31, 2003, the following changes in issued share capital occurred:

(i)

The Company received the proceeds of $12,729 pursuant to a share subscription agreement with a consultant in 2001.

(ii)

The Company issued 1,200,000 common shares at $0.064 per share to Beijing Anli Information & Consulting Company (“Anli”) in China on exercise of warrants for $77,350 cash.  Both Anli and its major shareholder are shareholders of the Company.

(iii)

The Company issued 2,727,272 common shares pursuant to a private placement agreement which at $0.072 per share for $195,798 cash.

(iv)

The Company issued 1,000,000 common shares pursuant to a private placement agreement which at $0.072 per share to Lanch Holdings Ltd. (“Lanch”), for $72,145 cash.  Lanch is controlled by an immediate family member of a director/officer of the Company.

(v)

The Company issued 7,525,242 common shares pursuant to a private placement agreement which at $0.127 per share for $957,410 cash.

(vi)

The Company issued 3,246,144 common shares pursuant to a private placement agreement which at $0.127 per share for $412,412 cash.

(vii)

The Company cancelled 6,300,000 outstanding shares pursuant to a settlement agreement.

(viii)

The Company issued 200,000 common shares at a deemed value of $0.025 per share which is equivalent to, with for $4,960 to settle the outstanding debt as at December 31, 2002 to a consultant.

(ix)

The Company issued 2,500,000 common shares at a deemed value of $0.079 per share which is equivalent to $196,760 to settle the outstanding debt as at December 31, 2002 to a consultant.

(x)

The Company issued the first tranche of 3,000,000 common shares at $0.1375 per share for a total of $412,131 from treasury as consideration for the purchase of an 80% interest in NEB by CEN Smart.

(c)

Stock Options:

The Company has stock option plans that allow it to grant options to its employees, officers, directors and consultants to acquire up to 10% of issued and outstanding common stock.  The exercise price of each option shall not be less than the weighted average closing price of the common shares on the TSX Venture Exchange on the last five trading days before the date of grant.  Options have a maximum term of five years and terminate thirty to ninety days following the termination of the optionee’s employment.  The right to exercise the options will vest in installments over the life of the option as determined at the time the option is granted.  Once approved and vested, options are exercisable at any time.

Please refer to notes 11(c) of the Consolidated Financial Statements for the year ended December 31, 2003 for more detail.

The following table provides details of options outstanding at June 30, 2004:

Exercise price in USD	Exercise price in CDN	Options outstanding	Options exercisable (Balance, June 30, 04)

$0.133	$0.210	1,000,000	800,000
$0.133	$0.210	1,750,000	1,400,000
$0.114	$0.180	512,000	512,000
$0.133	$0.210	5,750,000	1,916,667
Balance as at December 31, 2003		9,012,000	4,828,667
$0.160	$0.210	300,000	100,000
$0.130	$0.170	500,000	500,000
$0.183	$0.240	500,000	-
$0.135	$0.180	500,000	166,667
$0.135	$0.180	750,000	750,000
Balance as at June 30, 2004		11,562,000	6,345,334

(d)

Warrants:

On January 8, 2004, the Company issued 1,500,000 common shares and 1,000,000 warrants pursuant to a private placement agreement which at $0.105 per share.  Each warrant entitles the holder to acquire one common share at an exercise price of $0.128 per share for a two year period.

On April 21, 2004, the Company issued 4,758,000 common shares and 2,379,250 warrants 9including 75,000 common shares and 37,500 warrants issued from Treasury to First Associates Investment Inc. for brokerage services) pursuant to a private placement agreement which at $0.118 per common share.  Each warrant entitles the holder to acquire one common share at an exercise price of $0.147 per share for a two-year period.

The following table summarizes the status of the Company’s share purchase warrants outstanding as follows:

Price	Expiry date	Balance, December 31, 2003	Issued	Expired/ cancelled	Exercised	Balance, March 31, 2004

$0.128 (CDN$0.17)	January 8, 2006	-	1,000,000	-	-	1,000,000

$0.147 (CDN $0.20)	April 21, 2006	-	2,379,250	-	-	2,379,250
Total		-	3,379,250	-	-	3,379,250

13.

Stock based compensation

The Company, in accordance with the policies of the TSX Venture Exchange, is authorized to grant options to directors, officers, and employees to acquire up to 10% of issued and outstanding common stock.  The fair value of each option is estimated on the grant date using the Black-Scholes option-pricing model:

Options granted to consultants

(a)

The Company granted options to acquire 750,000 common shares to a consultant who provides investment and financial advisory services in the Asian market on April 13, 2004.  These options are exercisable up to April 13, 2006 for 750,000 common shares at $0.1347 (CDN$0.18) per share.  This option vested immediately after the date of grant.  For the three-month period ended June 30, 2004, 750,000 common shares were vested with a fair market value of $0.04152 (CDN$0.5549) per share.

(b)

The Company granted options to acquire 1,000,000 common shares to a consultant who provides investment advisory services for the US market on March 30, 2004.  These options are exercisable up to March 30, 2009 for 500,000 common shares $0.1264 (CDN$0.17) per share and 500,000 common shares at $0.1832 (CDN$0.24).  The options shall vest over a period of 270 days from the date of grant.  On March 30, 2004, 250,000 common shares were vested with a fair value of $0.06474 (CDN$0.08478) per share.  For the three-month period ended June 30, 2004, 250,000 common shares were vested with a fair value of $0.04363 (CDN$0.05870) per share.

Using the below assumptions, the total fair value compensation expense relating to vested options for consultants for the three-month period ended June 30, 2004 was $42,044 (CDN$56,295).  This amount was recorded in the operations for the period.

June 30, 2004 (US$)	Option (a) (April 13, 2004)	Option (b) (June 30, 2004)

Spot price on date of vesting	$0.1272 (CDN$0.17)	$0.0966 (CDN$0.13)
Exercise price	$0.1347 (CDN$0.18)	$0.1264 (CDN$0.17)
Risk-free interest rate	4.07%	4.07%
Dividend yield	0	0
Expected volatility	0.5788	0.5788
Expected life	2 years	4.75 years
Number of common shares vested	750,000	250,000
Fair value of each option	$0.04152 (CDN$0.05549)	$0.04363 (CDN$0.0587)

Options granted to officers and employees:

(a)

The Company granted options to acquire 500,000 common shares to an employee on April 13, 2004.  These options are exercisable up to April 13, 2009 for 500,000 common shares at $0.1347 (CDN$0.18) per share.  The options shall vest over a period of 18 months from the date of grant.  One-third vest immediately, one-third vest after six months and the balance vest after 18 months from the date of the grant.  For the three-month period ended June 30, 2004, 166,667 common shares were vested with a fair value of $0.06599 (CDN$0.08821) per share.

(b)

The Company granted options to acquire 500,000 common shares each to two officers on April 24, 2000.  These options are exercisable up to April 24, 2005 for a total of 1,000,000 common shares at $0.1446 (CDN$0.21) per share.  The options shall vest over a period of four years from the date of grant.  One-fifth vest after 60 days, one-fifth vest on each day of the one, two, three and four year anniversaries from the date of grant.  For the three-month period ended June 30, 2004, the remaining total of 200,000 common shares were vested to the two officers with a fair value of $0.01624 (CDN$0.2357) per share.

Using the below assumptions, the total fair value compensation expense relating to vested options for consultants for the three-month period ended June 30, 2004 was $14,246 (CDN$19,416).  This amount was recorded in the operations for the period.

June 30, 2004 (US$)	Option (a) (April 13, 2004)	Option (b) (April 24, 2004)

Spot price on date of vesting	$0.1272 (CDN$0.17)	$0.1102 (CDN$0.16)
Exercise price	$0.1347 (CDN$0.18)	$0.1446 (CDN$0.21)
Risk-free interest rate	4.07%	4.07%
Dividend yield	0	0
Expected volatility	0.5788	0.5788
Expected life	2 years	1 year
Number of common shares vested	166,667	200,000
Fair value of each option	$0.06599 (CDN$0.08821)	$0.01624 (CDN$0.02357)

14.

Subsequent events

Subsequent to June 30, 2004, the following events occurred:

(a)

On July 9, 2004, the Company terminated the consulting agreement with Raymond Skiptunis, a consultant in the States who provides financial and investment advisory services to CVI since February 23, 2004.  The total options granted to him were 1,000,000 pursuant to the consultant agreement.  As of June 30, 2004, 500,000 options were vested to Mr. Skiptunis.  Mr. Skiptunis has the right to exercise his vested options within 90 days from the date of termination.  The remaining 500,000 non-vested options were cancelled on the date of termination.

(b)

On July 29, 2004, the Company had an Extraordinary General Meeting of Shareholders.  The Company’s shareholders approved a resolution authorizing the Board of Directors to implement a consolidation of the common shares of the Company on a five for one basis and to change the name of China Ventures Inc. into China Education Resources Inc.

(c)

On August 27, 2004, the Company received the total loan payment from the officer.

(a)

The Company granted options to acquire 750,000 common shares to a consultant on April 13, 2004.  These options vest immediately and are exercisable at $0.135 (CDN$0.18) per share, for a period of two years.

15.

Segmented information

The Company’s head office is located in Vancouver, British Columbia, Canada.  The operations of the Company are primarily in two geographic areas: Canada and China.  The operations in China are mainly in the development and distribution of educational textbooks and materials.  ECN ceased business operations in China during 2002.  Therefore the discontinued operation of ECN was separately disclosed under the segment of China’s operations.

Segmented information by geographic areas is as follows for the six-months ended June 30, 2004:

	People’s Republic of China			Canada
Expressed in USD	ECN Solutions	TTTC, CEN Smart, NEB (active operations)	Sub-total	Head Office Operations & Other	Total
	$	$	$	$	$

Revenues
TTTC sales	-	780,333	780,333	-	780,333
CEN Smart sales	-	31,510	31,510	-	31,510
NEB distribution income	-	187,090	187,090	-	187,090
Interest income	-	1,319	1,319	-	1,319
Total	-	1,000,252	1,000,252	-	1,000,252

Cost of sales	-	618,856	618,856	-	618,856

Profit/(loss) before amortization and interest expense	-	68,019	68,019	(384,588)	(316,569)

Amortization	-	(45,887)	(45,887)	(344)	(46,231)

Interest expense	-	(73)	(73)	(12,532)	(12,605)

Loss before income tax	-	22,059	22,059	(397,464)	(375,405)

Income tax refund	-	4,248	4,248	-	4,248

Profit (Loss) before non-controlling interest	-	26,307	26,307	(397,464)	(371,157)

Non-controlling interest	-	42,275	42,275	(6,858)	35,417

Profit/(Loss) for the period	-	68,582	68,582	(404,322)	(335,740)

Additions during the year:
Property and equipment (note 7)	42,620	10,364	10,364	-	10,364
Goodwill	-	48,400	48,400	-	48,400

Property and equipment (note 7)	42,620	83,946	126,566	-	126,566

Goodwill	-	3,273,144	3,273,144	-	3,273,144

Total assets	42,620	5,897,856	5,940,476	376,354	6,316,830

Segmented information by geographic areas is as follows for the six months ended June 30, 2003:

	People’s Republic of China			Canada
Expressed in USD	ECN Solutions	TTTC, CEN Smart (active operations)	Sub-total	Head Office Operations & Other	Total
	$	$	$	$	$

Revenues
TTTC sales	-	387,005	387,005	-	387,005
CEN Smart sales	-	-	-	-	-
Interest income	-	360	360	-	360
	-	387,365	387,365	-	387,365

Cost of sales	-	233,001	233,001	-	233,001

Loss before amortization and interest expense	-	(185,304)	(185,304)	(457,811)	(643,115)
Amortization	-	(25,960)	(25,960)	(4,785)	(30,745)
Interest expense	-	(10,423)	(10,423)	(680)	(11,103)
Loss before non-controlling interest	-	(221,687)	(221,687)	(463,276)	(684,963)
Non-controlling interest	-	94,630	94,630	-	94,630
Loss for the period	-	(127,057)	(127,057)	(463,276)	(590,333)

Additions during the year:
Property and equipment	-	28,840	28,840	459	29,299
Goodwill	-	-	-	-	-

Property and equipment	42,620	152,660	195,280	2,059	197,339

Goodwill	-	2,420,624	2,420,624	-	2,420,624

Total assets	42,620	3,309,747	3,352,367	166,600	3,518,967

16.

Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”)

These financial statements are prepared in accordance with GAAP in Canada, which differed in some respects from GAAP in the United States.  The material differences between Canadian and United States GAAP, in respect of these financial statements, are as follows:

(a)

Stock based compensation

The Company records compensation expense for US GAAP purposes following the fair value of accounting for stock options issued to employees.  The Company uses the Black-Scholes option-pricing model to value its stock options as described in note 12.

In December 2002, FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure”.  SFAS 148 amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.  In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.  SFAS 148 is effective for fiscal years beginning after December 15, 2002.  The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002.  As the Company has adopted the fair value based method of accounting for stock options for its fiscal year ending December 31, 2003, implementation of SFAS 148 had no impact on the Company’s financial position or results of operations.

(b)

Loss per share

Under both Canadian and United States generally accepted accounting principles basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

Under United States generally accepted accounting principles, the weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the Company incurring a certain amount of exploration and development expenditures.  The weighted average number of shares outstanding under United States generally accepted accounting principles for the three-month period ended March 31, 2004 was 143,333,821.

Under US GAAP the Company must provide a reconciliation of the numerator and denominators of basic and diluted earnings per share.

	June 30, 2004	June 30, 2003
Numerator
Net loss	$ 335,740	$ 590,333

Denominator
Weighted average number of common shares outstanding	145,287,574	127,796,643

Basic and diluted loss per common share	$ 0.0023	$ 0.0046

On July 29, 2004, shareholders approved a resolution authorizing the board of directors to implement a consolidation of the common shares of the Company on a five-for-one basis.  According to SAB Topic 4C, please see the following for the retroactive effect as at June 30, 2004:

Shares

Total outstanding shares before consolidation	150,902,460
Consolidated in a five-for-one basis	30,180,492
Changes in the capital structure	120,721,968

Loss per share as at June 30, 2004:

	Before consolidation	After consolidation	Net Change

Net loss (numerator)	$ 335,740	$ 335,740
Weighted average number of common shares outstanding (denominator)	145,287,574	29,057,515	116,230,059
Basic and diluted loss per common share	$ 0.0023	$ 0.0116	$ (0.0093)

(c)

Income taxes

Under United States GAAP, the Company would have initially recorded an income tax asset for the benefit of the resource deduction pools and losses carried forward.  This asset would have been reduced to $nil be a valuation allowance.

(d)

New accounting pronouncements

In July 2002, FASB issued SFAS No. 143, “Accounting for Assets Retirement Obligations”, that records the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets.  The initial recognition of the liability will be capitalized as part of the asset cost and depreciation over its estimated useful life.  SFAS No. 143 is required to be adopted effective January 1, 2003.

In June 2002, FASB issued SFAS No. 146 “Accounting for costs Associated with Exit or Disposal Activities” (“SFAS 146”), which supersedes EITF Issue No. 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit and Activity (including Certain Costs Incurred in Restructuring)”.  SFAS 146 is required to be adopted for disposal plans initiated after December 31, 2002.

In December 2002, FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure”.  SFAS 148 amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation.  In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.  SFAS 148 is effective for fiscal years beginning after December 15, 2002.  The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002.  The Company has adopted SFAS No. 148, as required, on November 1, 2003.

The adoption of these new pronouncements is not to be expected to have a material effect on the Company’s financial position or results of operations.

NORTHERN EDUCATIONAL BOOKS, LTD.

Income Statement - June 1, 2002 to December 31, 2002

(Prepared by Management)

(unaudited)

Currency:	RMB	USD

Revenue	1,912,521.34	230,794.45
Cost of Goods Sold	1,391,594.52	167,931.08

Gross Profit	520,929.82	62,863.36

Less: Expenses
Operating Expenses	125,204.10	15,109.04
General and Administrative Expenses	79,094.04	9,544,70
Financial Expenses	(500.57)	(60.41)

Profit Before Tax	317,132.25	38,270.03
Taxes	-	-

Net Profit	317,132.25	38,270.03

Profit before interest and amortization	317,132.25	38,270.03
Interest expenses	-	-
Amortization	-	-

Profit after interest and amortization	317,132.25	38,270.03

* Exchange rate: 1 USD = 8.2867 RMB

Note:

1. NEB does not have any interest bearing loans.

2. There were no fixed assets.

F-1

NORTHERN EDUCATIONAL BOOKS, LTD.

Income Statement - January 1, 2003 to September 26, 2003

(Prepared by Management)

(unaudited)

Currency:	RMB	USD

Revenue	6,076,187.73	733,245.77
Cost of Goods Sold	4,440,748.81	535,888.69

Gross Profit	1,635,438.92	197,357.08

Less: Expenses
Operating Expenses	1,236,690.97	149,238.05
General and Administrative Expenses	233,129.17	28,132.93
Financial Expenses	(1,328.58)	(160.33)

Profit Before Tax	166,947.36	20,146.42
Taxes	35,205.79	4,248.47

Net Profit	131,741.57	15,897.95

Profit before interest and amortization	131,741.57	15,897.95
Interest expenses	-	-
Amortization	-	-

Profit after interest and amortization	131,741.57	15,897.95

* Exchange rate: 1 USD = 8.2867 RMB

Note:

1. NEB does not have any interest bearing loan.

2. There was no depreciation expense before the acquisition.

F-2

PART III

Item 1.  INDEX TO EXHIBITS

Exhibit Number	Description
3.1	Certificate of change of name for the Company issued July 26, 2000 by the British Columbia Registrar of Companies.
3.2	Special resolution of Copper Mountain Mines Ltd. passed July 20, 2000 changing its name to “China Ventures Inc.”
3.3	Memorandum of the Company (altered by special resolution passed July 20, 2000)
3.4	Order of the Supreme Court of British Columbia dated July 24, 2000 regarding the plan of arrangement and a copy of the plan
3.5	Amendment to the plan of arrangement
3.6	Certificate of amalgamation for Copper Mountain Mines Ltd. issued March 31, 2000 by the British Columbia Registrar of Companies
3.7	Arrangement agreement between International Skyline Gold Corporation, 588056 BC Ltd. and Copper Mountain Mines, Ltd. dated February 24, 2000
3.8	Articles of Copper Mountain Mines Ltd. (now articles of China Ventures Inc.)
10.1	Indemnity to William H.C. Chang dated September 25, 2000. Indemnity to Chengfeng Zhou dated April 17, 2000 and indemnity to Ronald C. Shon dated April 17, 2000
10.2	Incentive stock option plan of Copper Mountain Mines Ltd. dated March 31, 2000
10.3	Incentive stock option plan dated August 17, 2000
10.4	Amended incentive stock option plan dated February 21, 2003
10.5	Stock option agreement dated April 24, 2000 between Ronald C. Shon and Copper Mountain Mines Ltd.
10.6	Stock option agreement dated April 24, 2000 between Chengfeng Zhou and Copper Mountain Mines Ltd.
10.7	Stock option plan dated September 25, 2000 between William H.C. Chang and the Company
10.8	Stock option agreement dated January 14, 2003 between Hume, Kieran Inc. and the Company
10.9	Amendment to stock option agreement dated January 22, 2003 between Hume, Kieran Inc. and the Company
10.10	Cancellation agreement dated February 3, 2003 between the Company and William H.C. Chang
10.12	Stock option agreement dated April 13, 2003 between Guan Hai and the Company
10.13	Stock option agreement dated April 14, 2003 between Dong Qisheng and the Company
10.14	Amendment to stock option agreements dated April 14, 2003 between William H.C. Chang and the Company
10.15	Amendment to stock option agreement dated April 14, 2003 between Ronald C. Shon and the Company
10.16	Amendment to stock option agreement dated April 14, 2003 between Chengfeng Zhou and the Company
10.17	Stock option agreements dated April 14, 2003 between Ronald C. Shon and the Company
10.18	Stock option agreement dated April 14, 2003 between Chengfeng Zhou and the Company
10.19	Stock option agreement dated April 14, 2003 between Wang Li and the Company
10.20	Cancellation agreement dated February 2, 2004 between Cavalcanti Hume Funfer Inc.
10.21	Stock option agreement dated April 13, 2004 between Guan Hai and the Company
10.22	Stock option agreement dated April 13, 2004 between Phoenix Mountain Consulting Limited and the Company
10.23	Stock option agreement dated March 30, 2004 between Raymond J. Skiptunis and the Company
10.24	Stock option agreement dated March 30, 2004 between Mary Chin and the Company
10.25	Stock option agreement dated October 1, 2002 between Ronald C. Shon and Yifan Xu
10.26	Share Purchase Agreement dated July 20, 2000 among CEN China Education Network Ltd. and China Ventures Inc.
10.26a	Assumption, Amending and Confirmation Agreement between Copper Mountain Mines Ltd. and CEN China Education Network Ltd.
10.27	Share Purchase Agreement dated June 9, 2002 among China Ventures Inc., CEN Smart Networks Ltd., Chengbo Science & Trade Co., and Beijing Sky-Land Culture Ltd.
10.28	Today’s Teachers Technology & Culture Ltd. purchase agreement
10.29

Share Purchase Agreement dated September 6, 2003 among China Ventures Inc., CEN Smart Networks Ltd., Northern Education Book Ltd., Ansheng Zeng, Xiaodoong Gao, Chenggang Zhou,  Cuiping Zhaung and Liping Cai

10.30	Financial Advisory and Investment Banking Agreement between vFinance and China Ventures Inc. dated April 5, 2004
10.31	Agreement between Today’s Teacher Technology and Culture Ltd. and Equipment Division, Department of Education (Sichuan) dated January 9, 2003
10.32	Entrustment Letter between Today’s Teacher Technology and Culture Ltd., as trustee, and The Project Team of the Key Research Project dated April 2, 2003
10.33	Cooperation Agreement between Anhui Guoxun Education, Science and Technology Limited and Today’s Teacher Technology and Culture Ltd. dated August 11, 2003
10.34	Cooperation Agreement between Zhongshang Xinhua Books Networks Co., Ltd. and Technology Limited and Today’s Teacher Technology and Culture Ltd. dated November 4, 2003
10.35	Print Rights Agreement between InternetESL.com and China Ventures, Ltd. dated January 23, 2003
10.36	Agreement between Today’s Teacher Technology and Shanghai Teachers Training Centre dated March 13, 2003
10.45	Form of Agreement between Today’s Teacher Technology and Authors
10.46	Agreement between Zhongshang Xinhua Books Networks Co. and Today’s Teacher Technology
10.47	Promissory Note for $500,000 payable to Wild Coyote Securities
13.1	Form F-X
21.1	List of Subsidiaries
23.1	Consent of MacKay LLP

.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 10-SB and has duly caused this Registration Statement to be signed on our behalf by the undersigned, thereunto duly authorized.

China Ventures Inc.

Date:

November 5, 2004

By:

/s/Chengfeng Zhou__________

Chengfeng Zhou, Chairman

By:

/s/Ronald Shon_____________

Ronald Shon, President